Exhibit 99.1

“TECHNICAL REVIEW

OF

BONG MIEU GOLD PROJECT

IN

QUANG NAM PROVINCE, VIETNAM”

FOR

Murray R. Stevens

B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM
Stevens and Associates

&
Graeme W. Fulton
B.Sc. (Hons), Mining and Petroleum Engineering, MAusIMM

Terra Mining Consultants Ltd

1.0	EXECUTIVE SUMMARY	9
2.0	INTRODUCTION AND SCOPE	13
2.1	INTRODUCTION	13
2.2	TERMS OF REFERENCE	13
2.3	SOURCES OF INFORMATION & DATA	14
2.4	SITE INSPECTION	14
2.5	UNITS & CURRENCY	15
2.6	DISCLAIMERS	15
3.0	PROPERTY DESCRIPTION AND LOCATION	16
3.1	LOCATION	16
3.2	PROPERTY DESCRIPTION	18
3.3	MINERAL TENURE REGIME IN VIETNAM	19
4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE &
PHYSIOGRAPHY		21
4.1	ACCESS	21
4.2	PHYSIOGRAPHY	21
4.3	CLIMATE	21
4.4	LOCAL RESOURCES & INFRASTRUCTURE	21
5.0	HISTORY	23
5.1	GENERAL	23
5.2	HO GAN	26
5.3	HO RAY	26
5.4	THAC TRANG	27
5.5	NUI KEM	27
6.0	GEOLOGICAL SETTING	29
6.1	REGIONAL GEOLOGY & STRUCTURE	29
6.2	PROPERTY GEOLOGY	32
6.2.1	General	32
6.2.2	Ho Ray and Thac Trang	35
7.0	DEPOSIT TYPES	40
8.0	MINERALIZATION	41
8.1	HO RAY AND THAC TRANG	41
8.2	HO GAN	42
8.3	NUI KEM	42
9.0	EXPLORATION	46
9.1	1997 TO 2003	46
9.2	EXPLORATION 2004 TO 30 JUNE, 2007	48
10.0	DRILLING	71
10.1	HISTORIC DRILLING 1994 TO 1996	71
10.2	OLYMPUS DRILLING PROGRAM 2003 TO PRESENT	72
11.0	SAMPLING METHOD AND APPROACH	75

11.1	PRIOR TO OLYMPUS PACIFIC	75
11.2	OLYMPUS PACIFIC	75
12.0	SAMPLE PREPARATION, ASSAYING & SECURITY	78
12.1	PRE-OLYMPUS	78
12.2	OLYMPUS PACIFIC TO 2004	79
12.3	OLYMPUS PACIFIC 2004 TO 2007	81
13.0	DATA VERIFICATION	86
13.1	GENERAL	86
13.2	DRILLHOLE AND SAMPLE LOCATION	86
13.3	GEOLOGICAL LOGGING	86
13.4	SAMPLE DATA VERIFICATION	86
13.5	DATABASE VALIDATION	87
14.0	ADJACENT PROPERTIES	89
15.0	MINERAL PROCESSING & METALLURGICAL TESTING	90
15.1	INTRODUCTION	90
15.2	BONG MIEU EAST	90
15.2.1	Mineragraphic & Petrographic Work	90
15.2.2	Previous Metallurgical Testwork & Reports	91
15.2.3	Recent Metallurgical Test Program	97
15.3	BONG MIEU CENTRAL - HO GAN	98
15.3.1	Previous Metallurgical Testwork & Reports	98
15.3.2	Recent Metallurgical Test Program	100
15.4	PILOT PROCESSING PLANT RECOVERY ISSUES	104
15.5	BONG MIEU SOUTH-EAST	105
15.5.1	Previous Metallurgical Testwork & Reports	105
16.0	MINERAL RESOURCE & MINERAL RESERVE ESTIMATES	106
16.1	INTRODUCTION	106
16.2	BONG MIEU EAST	111
16.2.1	General	111
16.2.2	Data Review & Validation	113
16.2.3	Statistical Analysis of Data	117
16.2.4	Previous Resource Estimates	121
16.2.5	Modelling & Resource Estimate Parameters	126
16.2.6	Comparative Estimates	128
16.3	BONG MIEU CENTRAL	131
16.3.1	General	131
16.3.2	Data Review & Validation	132
16.3.3	Statistical Analysis of Data	133
16.3.4	Previous Resource Estimates	135
16.3.5	Modelling & Resource Estimate Parameters	138
16.3.6	Comparative Estimates	139
16.3.7	Mineral Reserve Determination	140
16.3.8	Mining & Resource/Reserve Depletion	142
16.4	BONG MIEU SOUTH-EAST	143
16.4.1	General	143
16.4.2	Previous Resource Estimates	143
16.4.3	Current Resource Estimate	145
16.5	MINERAL RESOURCE ESTIMATE SUMMARY	146

17.0	OTHER RELEVANT DATA & INFORMATION	147
17.1	MINING CONSTRUCTION & PRODUCTION	147
17.1.1	Ho Gan	147
17.1.2	Nui Kem	162
18.0	INTERPRETATION AND CONCLUSIONS	166
18.1	RESOURCES	166
18.2	MINING	167
18.3	EXPLORATION DEVELOPMENT	167
18.4	EXPLORATION	167
18.5	EXPLORATION AND DEVELOPMENT POTENTIAL	168
19.0	RECOMMENDATIONS	169
19.1	OLYMPUS’ 2007-2008 WORK PLAN AND BUDGET	169
19.2	GENERAL RECOMMENDATIONS	181
19.2.1	Geological	181
19.2.2	Drilling	181
19.2.3	Assaying	182
19.2.4	QCQA	182
19.2.5	Resource Modelling	182
20.0	REFERENCES	184
21.0	CERTIFICATES OF THE AUTHORS	187
22.0	CONSENTS OF QUALIFIED PERSONS	191
MURRAY RONALD STEVENS		191
GRAEME WHITELAW FULTON		192
23.0	SIGNATURES	193

LIST OF FIGURES
Figure 1 - Property Location Plan	17
Figure 2 - Bong Mieu – Deposits & Simplified Geology	25
Figure 3 - Tectonic Map of Vietnam & Surrounding Areas	30
Figure 4 - Regional Geology Map, Quang Nam Province	31
Figure 5 - Bong Mieu: Simplified Geology	33
Figure 6 - Schematic Cross-section across Bong Mieu Anticline Looking West	34
Figure 7 - Bong Mieu East: Simplified Geology, Existing & Planned Drillhole Location Plan	37
Figure 8 - Ho Ray: Schematic Cross-Section	38
Figure 9 - Thac Trang: Schematic Cross-Section	39
Figure 10 - Nui Kem Underground Workings, Geology, Existing & Planned Drillhole Locations	43
Figure 11 - Nui Kem: Schematic Cross-Section	44
Figure 12 - Ho Ray & Thac Trang: Gold Log Probability Plot (uncut Au)	119
Figure 13 - Ho Ray & Thac Trang: Silver Log Probability Plot	119
Figure 14 - Ho Ray & Thac Trang: Tungsten Log Probability Plot	120
Figure 15 - Ho Ray & Thac Trang: Flourine Log Probability Plot	120
Figure 16 - Ho Gan: Gold Log Probability Plot for 1m Sample Composites	134
Figure 17 - Nui Kem Upper - Saro Hill Existing & Planned Exploration Holes	172
Figure 18 - Nui Kem West Proposed Drillhole Location Plan	173
Figure 19 - Ho Gan Surroundings: Exploration Drillhole Location Plan	177
Figure 20 - Bong Mieu West: Geology, Sample Location & Proposed Drillholes	178
Figure 21 - Suoi Tre: Proposed Drillhole Location Plan	179
Figure 22 - Bong Mieu North-West: Surface Exploration Results & Proposed Drillhole Location Plan	180

LIST OF TABLES
Table 1 - Bong Mieu East: Measured, Indicated & Inferred Gold Mineral Resources	10
Table 2 - Bong Mieu East: Measured, Indicated & Inferred Tungsten Mineral Resources	10
Table 3 - Bong Mieu East: Measured, Indicated & Inferred Fluorine Mineral Resources	10
Table 4 - Ho Gan: Measured, Indicated & Inferred Gold Mineral Resources	11
Table 5 - Ho Gan: Summary of Resource Depletion & Remaining Resources	11
Table 6 - Ho Gan: Diluted Mineral Reserves (Proven & Probable)	11
Table 7 - Thac Trang: Significant Drillhole Intersections	27
Table 8 - Ho Gan - Typical 7/8 Area 2004 Drill Intersections	48
Table 9 - Nui Kem - 2005 & 2007 Drill Intersections	51
Table 10 - Ho Ray Summary Statistics of Drilling – All Holes	54
Table 11 - Ho Ray Infill Holes - Significant Gold Assays	57
Table 12 - Thac Trang Summary Statistics of Drilling – All Holes	58
Table 13 - Thac Trang RC & Diamond Drill Holes: Significant Gold Assays	64
Table 14 - Rung De Prospect: Significant Reconnaissance Rock Samples	65
Table 15 - Rung De Summary Statistics of Drilling – All Holes	65
Table 16 - Rung De Diamond Drill Holes Significant Gold Assays	66
Table 17 - Exploration and Resource Drilling 2007-2008	70
Table 18 - Summary of Drilling Statistics 1994 to June 2007	74
Table 19 - Randomly Chosen Database & Assay Sheet Verification List	87
Table 20 - WGM Bong Mieu Sampling Results, 2003	88
Table 21 – Metallurgical Testing - Head Grade Composites	91
Table 22 - Batch Flotation Test Results	102
Table 23 - Results from Additional Flotation Tests	103
Table 24 - Ho Gan Recovery Estimates, (September 25, 2004)	104
Table 25 - Ho Ray: Gold Mineral Resources	106
Table 26 - Ho Ray: Tungsten Mineral Resources	106
Table 27 - Ho Ray: Fluorine Mineral Resources	106
Table 28 - Thac Trang: Gold Mineral Resources	107
Table 29 - Thac Trang: Tungsten Mineral Resources	107
Table 30 - Ho Gan: Gold Mineral Resources (September 2005)	107
Table 31 - Ho Gan: Resource Depletion & Remaining Resources (January 2007)	108
Table 32 - Ho Gan: Diluted Gold Mineral Reserves	108
Table 33 - AusIMM & CIM Comparative Resource/Reserve Definitions	111

Table 34 - Bong Mieu East Drillhole Error File	114
Table 35 - Bong Mieu East: Samples <0.5g/t Au within Ore Zone	117
Table 36 - Ho Ray: Ore Zone Sample Statistics	118
Table 37 - Thac Trang: Ore Zone Sample Statistics	118
Table 38 - Ho Ray & Thac Trang: Oxide & Sulfide Density Statistics	121
Table 39 - Ho Ray: CRM Resource Estimate October 1996	122
Table 40 – Ho Ray: Shywolup/Sirinawin Resource Estimate December 2002	123
Table 41 - Ho Ray: Shywolup/Sirinawin Resource Estimate November 2005	125
Table 42 - Thac Trang: Shywolup/Sirinawin Resource Estimate January 2006	126
Table 43 - Ho Ray: Resource Estimation Parameters	128
Table 44 - Thac Trang: Resource Estimation Parameters	128
Table 45 - Ho Ray & Thac Trang: Software Modelling Differences	129
Table 46 - Ho Ray: Comparative Gold Resource Assessment	129
Table 47 - Thac Trang: Comparative Gold Resource Assessment	129
Table 48 - Ho Ray: Comparative Tungsten Resource Assessment	130
Table 49 - Thac Trang: Comparative Tungsten Resource Assessment	130
Table 50 - Ho Ray: Comparative Flourine Resource Assessment	130
Table 51 - Comparative Statistics for Raw and Composited Gold Samples	133
Table 52 - Ho Gan: Measured & Indicated Mineral Resource at a 1.5 g/t Cutoff	137
Table 53 - Ho Gan: Inferred Mineral Resource at a 1.5 g/t Cutoff	137
Table 54 - Area 7/8: Mineral Resources at a Range of Cutoffs	137
Table 55 - Wireframe Global: Mineral Resources at a Range of Cutoffs	137
Table 56 - Comparative Resource Estimates (Olympus and WGM)	137
Table 57 - Ho Gan: Modelling & Resource Parameters	139
Table 58 - Ho Gan: Software Modelling Differences	139
Table 59 - Ho Gan: Comparative Gold Resource Assessment	140
Table 60 - Ho Gan: Whittle Optimisation Parameters	141
Table 61 - Ho Gan: Diluted Proven & Probable Mineral Reserves (January 2007)	141
Table 62 - Ho Gan: Comparative Diluted Proven & Probable Reserves	142
Table 63 - Mineral Resource Depletion & Remaining Resources	143
Table 64 – Nui Kem: CRM Historical Resource Estimates (1979 to 1993)	144
Table 65 - Nui Kem: CRM Historical Resource Estimate (January 1993)	145
Table 66 - Potential Sources of Environmental Impacts	157
Table 67 - Predicted Land Area Potentially Impacted	159

Table 68 - Bong Mieu: Combined Measured, Indicated & Inferred Gold Mineral Resources	166
Table 69 - Bong Mieu: Measured, Indicated & Inferred Tungsten Mineral Resources	166
Table 70 - Nui Kem: CRM Historical Resource Estimate (January 1993)	166
Table 71 - Mine Optimisation Studies – Budget Estimate	170
Table 72 - Nui Kem Exploration Development Estimated Budget	171
Table 73 - Bong Mieu East Exploration Budget 2007 -2008	174
Table 74 - Bong Mieu General Exploration Budget 2007 -2008	176

1.0 EXECUTIVE SUMMARY

The Bong Mieu property is located in the southeast corner of Quang Nam Province, in central Vietnam, some 70 kilometres south of the port city of Da Nang and 20 kilometres southwest of the provincial capital of Tam Ky. Olympus Pacific Minerals Inc. (Olympus) has a 100% interest in Bong Mieu Holdings Ltd., which holds an 80% ownership interest in Bong Mieu Gold Mining Company Limited (Bogomin), a joint venture enterprise incorporated in Vietnam, owner of the Bong Mieu property. Olympus manages the mining activities and exploration programs on the property. The property hosts four (4) known gold deposits Ho Gan within the Bong Mieu Central Area, Ho Ray & Thac Trang within the Bong Mieu East Area, and Nui Kem within the Bong Mieu South East Area of the Investment Licence. This report primarily focuses on the Ho Ray/Thac Trang gold/tungsten/fluorine deposit and provides an update to the Ho Gan gold deposit. These deposits are located on the southern side of the Bong Mieu River.

Olympus Pacific Minerals has retained Terra Mining Consultants Ltd and Stevens & Associates (Terra Mining Consultants/Stevens & Associates), to compile this Technical Review of the Bong Mieu project, to the standards of NI-43-101, in order to fulfill disclosure requirements.

Terra Mining Consultants/Stevens & Associates has audited the Mineral Resource estimate for the Ho Ray and Thac Trang gold/tungsten deposits in the Bong Mieu East area of the Investment Licence, as prepared by Olympus and has validated the resulting block model tonnages and gold/tungsten/fluorine grades. Terra Mining Consultants/Stevens & Associates has classified the Resources using the C.I.M.M. standards (and equivalent Australasian Institute for Reporting of Mineral Resources and Ore Reserves [“JORC”] criteria and standards) as required by NI43-101.

The Ho Ray, Thac Trang and combined Bong Mieu East area gold, tungsten and fluorine (Ho Ray only) Mineral Resource estimates are shown in Table 1 - Bong Mieu East: Measured, Indicated & Inferred Gold Mineral Resources, Table 2 - Bong Mieu East: Measured, Indicated & Inferred Tungsten Mineral Resources and Table 3 - Bong Mieu East: Measured, Indicated & Inferred Fluorine Mineral Resources below. The gold resource estimates are based on a 0.5 g/t Au cut-off and 10.0 g/t Au top cut.

	Ho Ray		Thac Trang		Combined
Category	Tonnes	Au	Tonnes	Au	Tonnes	Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)
Measured	508,300	2.25	118,600	2.47	626,900	2.29
Indicated	968,900	2.09	354,400	1.59	1,323,300	1.95
Measured+ Indicated	1,477,200	2.14	473,000	1.81	1,950,200	2.06
Inferred	1,063,800	1.47	809,400	1.38	1,873,200	1.43

Table 1 - Bong Mieu East: Measured, Indicated & Inferred Gold Mineral Resources

	Ho Ray		Thac Trang		Combined
Category	Tonnes	W	Tonnes	W	Tonnes	W
	(t)	(ppm)	(t)	(ppm)	(t)	(ppm)
Measured	434,400	1,749	94,100	246	528,500	1,481
Indicated	809,600	1,413	232,300	230	1,041,900	1,150
Measured+ Indicated	1,244,000	1,530	326,400	235	1,570,400	1,261
Inferred	1,305,500	1,104	958,500	342	2,264,000	782

Table 2 - Bong Mieu East: Measured, Indicated & Inferred Tungsten Mineral Resources

	Ho Ray		Thac Trang		Combined
Category	Tonnes	F	Tonnes	F	Tonnes	F
	(t)	(%)	(t)	(%)	(t)	(%)
Measured	252,200	2.53	-	-	252,200	2.53
Indicated	668,300	2.28	-	-	668,300	2.28
Measured+ Indicated	920,500	2.35	-	-	920,500	2.35
Inferred	965,800	1.87	-	-	965,800	1.87

Table 3 - Bong Mieu East: Measured, Indicated & Inferred Fluorine Mineral Resources

Terra Mining Consultants/Stevens & Associates has audited the updated Mineral Resource and Mineral Reserve estimates (September 2005) for the Ho Gan gold deposit in the Bong Mieu Central area of the Investment Licence, as prepared by Olympus and has validated the resulting block model tonnages and grade. The Ho Gan Measured, Indicated and Inferred Mineral Resource estimates for a 1 g/t Au cut-off grade are shown in Table 4 - Ho Gan: Measured, Indicated & Inferred Gold Mineral Resources.

Category	Tonnes	Grade
	(t)	(g/t Au)
Measured	261,100	2.77
Indicated	815,300	2.21
Measured+Indicated	1,076,400	2.35
Inferred	77,900	2.19

Table 4 - Ho Gan: Measured, Indicated & Inferred Gold Mineral Resources

In December 2006 the open pit mining extraction was surveyed and the Mineral Resource depletion was calculated, along with the remaining Mineral Resources, was calculated by Olympus and reviewed by Terra Mining Consultants/Stevens & Associates. The September 2005 Mineral Resource, December 2006 resource depletion and remaining resources are presented below in Table 5 - Ho Gan: Summary of Resource Depletion & Remaining Resources.

	September 2005		December 2006		December 2006
Resource Category	Resource		Resource Depletion		Remaining Resource
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
	(t)	(g/t Au)	(t)	(g/t Au)	(t)	(g/t Au)
Measured	261,100	2.77	65,300	2.72	195,800	2.79
Indicated	815,300	2.21	69,300	2.75	746,000	2.16
Measured+Indicated	1,076,400	2.35	134,600	2.74	941,800	2.29
Inferred	77,900	2.19	800	1.46	76,900	2.20

Table 5 - Ho Gan: Summary of Resource Depletion & Remaining Resources

In January 2007, Olympus developed an updated optimised open pit model using Whittle 4X using the current operational costs and parameters based on the remaining resource block model as at December 2006. An ore mining dilution rate of 10% at a grade of 0 g/t Au has been applied. Table 6 - Ho Gan: Diluted Mineral Reserves (Proven & Probable) presents the diluted Proven and Probable Mineral Reserves.

Category	Tonnes	Grade
	(t)	(g/t Au)
Proven	154,480	3.05
Probable	474,380	2.50
Proven+Probable	628,860	2.63

Table 6 - Ho Gan: Diluted Mineral Reserves (Proven & Probable)

Terra Mining Consultants/Stevens & Associates is satisfied that the Olympus Mineral Resource and Mineral Reserves estimates are valid and accepts the results.

Mineral Resource estimates were prepared for Nui Kem by Bogomin prior to Olympus having an interest in the property. They were prepared prior to NI43-101 and Terra Mining Consultants/Stevens & Associates has neither audited them nor attempted to reclassify them to meet NI43-101 standards. Nonetheless, both Olympus and Terra Mining Consultants/Stevens & Associates consider the estimates to be relevant and of historic significance and report them as such.

Olympus has successfully commissioned a 500 tonne per day processing plant and is mining the Ho Gan gold deposit. The plant has reached design capacity and with the addition of a secondary grinding unit and other improvements to the plant operation has seen a significant improvement in metallurgical recovery to around 68.2% in July 2007. Further improvement is anticipated. The mined produced 1,015.13 ounces of gold for the month ended 31 July 2007.

Olympus is progressing and exploration development program at Bong Mieu South East on the Nui Kem gold deposit. They are developing a decline from surface to a level below the old bottom of the mine from where a hanging wall drive is to be developed. Exploration holes are then planned to be drilled to determine the extent and value of the resource. This will lead to an updated NI43-101 Mineral Resource for Nui Kem.

The Bong Mieu Project has potential for the discovery of substantial resources of gold and other metals. Olympus Pacific are following a program of early development of small scale mine in conjunction with a comprehensive exploration program that has seen the establishment of a mineral resource base for further expansion. The current exploration and development program is likely to improve the levels of confidence in the resource base and expand it.

In summary a total budget of around $US 11.1 million has been allocated for mine optimisation, scoping, feasibility and exploration over the next two years, which will include approximately 30,000 metres of drilling.

Terra Mining Consultants/Stevens & Associates have reviewed the planned exploration and development programs and agree that the projects have merit and justify the programs and expenditure levels proposed. The programs are results dependant and may vary in detail as they advance. This is normal for exploration and development projects such as Bong Mieu.

It is recommended that a Scoping Study be undertaken to review the Bong Mieu Project in its entirety, to critically analyse development options and project feasibility optimisation to further develop the potential of the project.

2.0	INTRODUCTION AND SCOPE

2.1	Introduction

Olympus Pacific Minerals Inc. ("Olympus") is a Yukon Territory incorporated public company listed on the TSX Venture Exchange under the trading symbol OYM. Its head office is located in Toronto. Olympus has been active in Vietnam since the mid-1990s on its own account and through associated companies Bong Mieu Gold Mining Co. Ltd ("Bogomin") and New Vietnam Mining Corporation ("NVMC") and maintains a substantial office in Da Nang in central Vietnam. Bogomin is responsible for the Bong Mieu property and NVMC for the Phuoc Son property; another advanced gold project located some 70 kilometres west of Bong Mieu. Olympus became associated with the Bong Mieu property in 1997 but little work was carried out there between that time and 2002 as Olympus concentrated its efforts on Phuoc Son. However, since 2002 the Company has advanced the Bong Mieu property with a substantial exploration program that saw the commencement of mining of the Ho Gan deposit in April 2005 with the first ore milled in December of the same year. Vigorous exploration (still ongoing) has outlined several other areas of gold and tungsten mineralization with economic potential.

2.2        Terms Of Reference

Stevens & Associates and Terra Mining Consultants Ltd (Terra Mining Consultants/Stevens & Associates) have been retained by Olympus to carry out an independent technical review and project update of the Bong Mieu property (the "Property") and in particular to audit and reclassify the Mineral Resource estimates for the Thac Trang and Ho Ray deposits in support of their initial public release. Additionally, to carry out an update and audit of the Ho Gan Mineral Resource and Reserve estimates subsequent to the initial Watts, Griffis & McOuat/Micon International audit and technical report of late 2004.

These estimates had been prepared by Olympus staff between January and June 2007.

This report sets out the results of:

    ● A review and update of all available project data, including the technical review completed in 2004 by Watts, Griffis and McOuat that was prepared in compliance with the standards of National Instrument 43-101;

    ● A site visit by Stevens and Associates and Terra Mining Consultants from 29 June to 5 July 2007;

    ● Reviewing all historic exploration data including that generated by Olympus from 2002 to early 2004;

    ● Reviewing all new exploration data since 2004;

    ● Carrying out an audit of the Mineral Resource estimate for Ho Ray and Thac Trang prepared in-house by Olympus and to reclassify this estimate to meet Canadian reporting standards;

    ● Briefly reviewing the Mineral Resource estimates for the Ho Gan and Nui Kem deposits;

    ● Reviewing other relevant data including metallurgical factors and the mining completed at the time this review was undertaken; and

    ● Carrying out a review of the Olympus 2007 work plan and budget.

The review and report were carried out and prepared in compliance with the standards of National Instrument 43-101 ("NI43-101") in terms of structure and content and the Mineral Resource audit was carried out in accordance with the provisions of NI43-101 guidelines and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions ("C.I.M.M. Standards").

2.3    Sources of Information & Data

Stevens and Associates and Terra Mining Consultants relied on reports and information prepared by and/or for Olympus and supplied by Olympus, some of which have been filed with Canadian regulatory agencies, reports prepared by Indochina Goldfields Limited in the past and information gathered during the site visit by Terra Mining Consultants/Stevens & Associates in June – July 2007. Portions of the descriptive material used in this report have been taken from all of the above.

A full list of documents used in this report is listed Section 22 “References”.

2.4      Site Inspection

A site visit was carried out by Murray Stevens, Consulting Geologist to Stevens and Associates, and Graeme Fulton, Consulting Mining Engineer/Director of Terra Mining Consultants, between 29 June and 5 July 2007.

Discussions were held with Olympus management and technical personnel on site at Bong Mieu and in Olympus’s office’s in Da Nang, Vietnam.

Mr Stevens visited Thac Trang and Ho Ray deposits, the current exploration sites at Nui Kem, the underground development at Nui Kem and the Ho Gan Mine site. Key geological outcrops were examined at Ho Gan, Thac Trang and Ho Ray as well as observing a representative number of drillhole sites at Ho Ray and Thac Trang.

Representative samples of drill core were examined from Ho Ray and Thac Trang as well as holes from the current surface exploration drilling program at Nui Kem.

Mr. Fulton conducted his evaluation of the data and resource modeling on site at Bong Mieu, in Olympus’ Da Nang office and in offices of Terra Mining Consultants/Stevens & Associates in Auckland, New Zealand.

Mr Stevens reviewed quality control procedures, core and sample handling procedures, core logging procedures and security procedures on site. In addition, a representative number of samples were selected and tracked through the QAQC procedures to confirm data integrity.

2.5     Units & Currency

Metric units are used throughout this report unless noted otherwise. Currency is United States dollars ("US$") and Canadian dollars ("C$"). In early July, 2007 the currency exchange rates were approximately 16,000 Vietnamese Dong and C$1.05 to the US$. For converting grams of gold to ounces of gold, a factor of 31.1035 grams per troy ounce is used. Tungsten is reported as tungsten metal or tungsten trioxide in ppm and weight percent and fluorine in percent.

2.6     Disclaimers

Neither Stevens and Associates nor Terra Mining Consultants have verified title to the Bong Mieu property other than by relying on information provided by Olympus.

This report or portions of this report are not to be reproduced or used for any purpose other than to support the above noted purposes, without Stevens and Associates and/or Terra Mining Consultants prior written approval in each specific instance. Neither Stevens and Associates nor Terra Mining Consultants assume any responsibility or liability for losses occasioned by any party as a result of the circulation, publication or reproduction or use of this report contrary to the provisions of this paragraph.

3.0	PROPERTY DESCRIPTION AND LOCATION

3.1	Location

The Bong Mieu property is located in the southeast corner of Quang Nam Province, in central Vietnam. As shown in Figure 1 - Property Location Plan, the project is located 80 kilometres SSE of the port city of Da Nang and some 20 kilometres SSW of Tam Ky.

Client: Olympus Pacific Minerals
Document: Technical Review of Bong Mieu Gold Project

OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Vietnam
Property Location Map
MAP AREA
HANOI
HO CHI MINH CITY
VIETNAM
CAMBODIA
THAILAND
LAOS
CHINA
DANANG
HOI AN
TAM KY
Eastern Sea
Quang Nam Province
Quang Ngai Province
Kon Tum Province
Thua Thien-Hue Province
BONG MIEU PROJECT
OLYMPUS PHUOC SON
PHUOC THANH
LAOS

Figure 1 - Property Location Plan

3.2 Property Description

The property is covered by a 25-year investment licence, No. 140/GP (the “Bong Mieu Investment License”) covering 3,000 hectares which was granted by the State Committee for Co-operation and Investment of the Vietnam government on March 5, 1991 and amended in 1993. The Bong Mieu Investment Licence permitted three parties (namely MIDECO, Bong Mieu Gold Mining Enterprise, and the Company) to establish Bogomin, a joint venture enterprise. Bogomin must pay a 3% net smelter return royalty to the Vietnamese government, and pay specified rent of US$200 per hectare per annum for land. The joint venture profits shall be shared as follows: 10% for MIDECO; 10% for MINCO and 80% for the Company.

Details of the parties to the joint venture are:

The Vietanmese companies, as specified in the Investment Licence and 1993 and 2005 Amendments, include:

1)	Mineral Development Company (MIDECO); a Vietnamese government company under the Ministry of Heavy Industries of Viet Nam;

2)	Bong Mieu Gold Mining Enterprise; a local company belonging to Quang Nam – Da Nang Province.

These two companies are represented by MIDECO.

Recently, both MIDECO and BMGME have been re-structured to become joint stock companies: MIDECO changed to Mineral Development Joint Stock Company (name MIDECO remains unchanged); BMGME was merged with Mien Trung Industry Company (MINCO) on 27 January 1994, and then MINCO itself was changed/restructured to become Quang Nam Joint Stock Mineral Industry Corporation/Company in December 2004 (name MINCO unchanged).

Foreign party is Bong Mieu Holdings, Ltd – a 100% Olympus owned Thai registered company.

At the date of this report, the Bong Mieu exploration license is expired and a new license is in the process of being obtained. This license is separate from the other licenses. Failure by the Company to obtain an exploration license could impede the Company’s future activities in connection with Bong Mieu. Currently, the Company is engaging in exploration activities under the Bong Mieu Investment Licence which the primary instrument is allowing Bogomin to operate.

Under Vietnamese law, an exploration license is required in order to get new mining licenses or amend existing licenses. The exploration license is therefore required if the Company wants to amend or add new mining licenses. The Company currently has mining licenses to cover the area being mined but to further expand the mining area to cover a new mining area the Company would require an exploration license before obtaining the new or amended mining license. Given the lengthy process involved in obtaining an exploration license, the Company does not anticipate receiving this license until the quarter ended 31 March 2008.

The Company holds several permits and licenses within the Investment License area covering various aspects of the operation.

These include a mining license that covers 230 hectares over the Ho Gan deposit and 100 hectares covering the Nui Kem deposit. It also includes a tailings area covering 28 hectares adjacent to Ho Gan and a 7 hectares construction area covering the immediate field office area. There is a land use agreement in place with the local Peoples’ Committee. Licence details are shown in Figure 2 - Bong Mieu – Deposits & Simplified Geology further on in Section 5.1 of this report. Note, the boundary of the plan correlates with the Investment Licence boundary.

Olympus acquired its interest in the Property in September 1997 when it acquired a 100% interest in Bong Mieu Holdings Ltd., which holds an 80% ownership interest in Bogomin.

Olympus acquired its interest in Bogomin from Indochina Goldfields, an affiliated company of Ivanhoe. A 2% net smelter returns royalty ("NSR") from any production from the Investment Licence is payable to Ivanhoe Mines Ltd. One half of this NSR can be purchased by Olympus for US$1,500,000.

3.3    Mineral Tenure Regime in Vietnam

All mineral resources in Vietnam are owned by the state. The state body responsible for management of the mineral estate is the Ministry of Resources and Environment. The Mineral Law of Vietnam, implemented in 1996, was modelled on Australian and Canadian mining legislation to provide a licence tenure system for mineral prospecting, exploration, mining and processing. While the Bong Mieu tenements were acquired prior to 1996 the general terms applying to such gold tenements remain the same and are as described below:

o	Prospecting Licence – Maximum area 500 km2, first term one year, second term one year, nonexclusive, only reconnaissance prospecting permitted;

o
Exploration Licence (Metals and Gemstone) – Maximum area 50 km2. One company can hold/apply for up to five (5) licences, but the total area of all licences should not exceed two (2) times the defined maximum licence area (i.e. 100 km2); after the first term of two years, the exploration licences can be renewed a further two (2) times but total renewal period should not exceed twenty-four (24) months. When the renewal period ends, and the licence holders have completed all proposed exploration work but not obtained data sufficient to support mine design and making an investment decision, the exploration licences can be re-issued for a maximum of a further twenty-four (24) months over the same area;

o
Mining Licence – Limited to area required for mining, processing and extension of orebody exploration, first term varies depending on the reserves used for mine design and the annual production specified in the Mining Licence Application. The licence can be renewed a number of times provided the total renewal period does not exceed twenty (20) years, exclusive; and

o
Processing Licence – No specific area, required in order to purchase, import, process, sell and export mineral products. This can be renewed provided the total period does not exceed twenty (20) years.

For foreign investment projects, Mining Licences may only be issued concurrently or following the issue of an Investment Licence by the Ministry of Planning and Investment.

An Investment License (such as that held by Bogomin) establishes the holder as a legal entity with entitlement to conduct business, including exploration and feasibility studies. The issuance of Mining and/or Processing Licences also requires a land-lease agreement with the provincial authority in respect of land required for mining and/or the construction of a processing plant.

4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY

4.1	Access

The Property is accessed via paved National Highway No. 1, 60 kilometres from Da Nang to the city of Tam Ky, then southwesterly via Phu Ninh, where a newly formed sealed road leads a further 20 kilometres through Bong Mieu Village to the Property. Within the Property, tracks provide 4-wheel drive access to all of the main prospect areas and current exploration sites. These tracks have been upgraded within the Ho Gan mine area and from the Ho Gan plant site to the Nui Kem underground for truck access. The Company has also constructed a concrete bridge across the shallow Bong Mieu River as part of the development of the Ho Gan mine.

4.2        Physiography

The physiography has developed as a result of erosion of the apex of the Bong Mieu anticline producing relatively flat topography in the NW portion of the property but with moderately rugged hill country to the NE and SW of the Bong Mieu River, dominated by steep slopes and numerous gullies. A good portion of the flatter ground is under cultivation mainly for rice production while the more proximal of the steeper country is covered by plantation timber used for paper manufacture.

There is considerable second and third growth tree cover and relatively thick undergrowth. Maximum elevation is approximately 500 metres above sea level with a relief of about 400 metres.

4.3        Climate

The area is characterized by a monsoonal tropical climate with temperatures varying from 42°C in the summer to 16°C in the winter. Maximum temperatures range from 32° in the wet season to 42°C in the dry season. There is a distinct wet season from October through November. Average annual rainfall is 2,500 mm, 75% of which falls between September and December.

4.4        Local Resources & Infrastructure

The local economy is dominated by agriculture although a certain number of inhabitants are finding work with the ongoing highway and general infrastructure construction. The mine development and on going exploration and development programs are providing employment for the local community and has largely resolved the issues of artisanal mining (mostly from some of the Ho Gan trenches and pits and Nui Kem underground) experienced in the past.

The Bong Mieu field office and Ho Gan Mine office are located near Bong Mieu village, which is one of some 10 – 12 villages within Tam Lanh commune, which has a population estimated at 5,000 – 10,000. Near the field office there are no services other than several small shops. Bong Mieu village has a small medical clinic for simple medical treatment and Tam Ky has a District hospital with out-patient facilities and trauma casualty facilities. The commune has several primary schools and Tam Ky provides high school education.

Accommodation and meals are available at the field office and facilities have recently been upgraded with the commencement of mining at Ho Gan. The property now has excellent telecommunications including international standard internet. National grid electric lines reach the village and the field office and supply 1.6 MW at 22 kV to the mine.

The Company has installed a water treatment facility to provide potable water to the field office.

5.0 HISTORY
5.1 General

Mining activity is reported to have taken place in the project area since the first millennium A.D. by the Cham (tribe) people who recovered alluvial gold from the Bong Mieu River and coarse visible gold from adjacent areas, however, it was during the French colonial period from 1895 through 1941 (with a hiatus between 1919 and 1933) that the main mining activity was conducted. French companies mainly focused on the underground exploitation of the Nui Kem deposit. This exploitation ceased following the Japanese invasion during World War II when Vietnam was under the administration of the French Vichy Regime. Some production was undertaken post-war but no details are available. It appears that this activity stopped as rebel activity against the French increased.

Underground production by the French is reported to be in the order of 450,000 tonnes averaging 5.6 g/t Au. The French also produced silver (some 638 kilograms up to 1936) and galena (104 tonnes between 1895 and 1919). There are no mining records of the apparently limited open pit operations conducted by the French at several locations, such as Ho Gan and Ho Ray.

The absence of accurate records makes any estimate of historical production figures very difficult. Based on site inspections by Continental Resource Management Pty Ltd ("CRM") of Australia in 1992 (carrying out exploration activities for Bogomin), mining activity prior to French colonial activity appears to have been relatively minor. In some cases (e.g. Ho Gan), the Cham people may have substantially depleted the richer parts of the near surface resource.

Following the end of the war in Vietnam in 1975, a number of geological surveys were carried out in the area by Division 503 of the Geological Survey of Vietnam (“GSV”). As a result of this work, the Bong Mieu Gold Mining Enterprise was formed by the Provincial authorities for the purpose of underground mining at Nui Kem and recovering alluvial gold from the Bong Mieu River system.

The amount of gold produced by the Bong Mieu Gold Mining Enterprise (1975-1988) is unknown as few records are available.

In October 1988, an agreement was signed covering the Bong Mieu area between MIDECO and Covictory Investment Ltd. ("Covictory") of Hong Kong. Covictory carried out a series of exploration programs, which led to the definition of a resource at Ho Gan as well as the discovery of new indications of gold mineralization in the surrounding area. Finansa Thai Ltd, through a company organised and existing under the laws of Thailand, Bong Mieu Holdings, Ltd., acquired substantial equity in Covictory in 1992 and entered into a loan agreement with Bogomin in mid-1993. Exploration on the property, in particular at Ho Gan and Ho Ray, continued until 1994.

Indochina Goldfields Limited ("IGL") gained control of the project early in 1994 through agreements with Bong Mieu Holdings Ltd. Between the late 1980s and 1996, Bogomin, using the services of CRM up to 1994, completed stream sediment geochemical surveys, geological mapping (1:5,000), a ground magnetic survey and a soil geochemical survey over the entire Property. This work provided insight into the structure and geology of the Bong Mieu gold deposits. The geochemical map of gold in soils, in addition to clearly indicating areas of known gold, highlighted several new zones for investigation and drilling. These regional exploration efforts led to the focus of activities on five areas, namely Ho Gan, Ho Ray (including Ho Ray West), Nui Kem, Bong Mieu North and Suoi Tre.

Drilling and trenching were carried out on several of these prospects and resource estimates and metallurgical, geotechnical and other studies including a pre-feasibility study covering Ho Gan and Ho Ray were completed.

Olympus acquired Bong Mieu Holdings Ltd. from IGL in September 1997.

Figure 2 - Bong Mieu – Deposits & Simplified Geology shows the location of the Ho Gan, Ho Ray, Thac Trang and Nui Kem deposits and the other principal occurrences on the Property.

Client: Olympus Pacific Minerals
Document: Technical Review of Bong Mieu Gold Project

OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Simplified Property Geology and Land Holdings
LEGEND
Alluvium.
Feldspar-biotite gneissic schist.
Sillimanite- biotite gneissic schist.
Two mica granitic gneiss.
Recent Resource Boundary.
Resource Potential.
River and stream.
Fault.
Bong Mieu Anticline.
Mining Licence boundary.
BM EAST
Thac Trang
Ho Ray
Rung De
BM UG
Saro Hill
Nui Kem Upper Vein
Nui Kem West
Suoi Tre
Ho Gan Plant Site
Ho Gan Mine
BM CENTRAL
Bong Mieu Office
BONG MIEU NW
BONG MIEU WEST
A
B
0
1
2
2.5
kilometres

Figure 2 - Bong Mieu – Deposits & Simplified Geology

5.2 Ho Gan

Topographic surveying, pitting and trenching were carried out and a 130 metres adit driven into the zone in the mid-1990s. Pits and trenches were channel sampled. In the 1/2 Area, test pitting results returned up to 6.88 g/t Au over 4.0 metres and a trench immediately west of the present resource area returned 2.12 g/t Au over 31.0 metres, including 6.38 g/t Au over 4.0 metres and 4.73 g/t Au over 6.0 metres.

Preliminary metallurgical testing was undertaken as early as 1989 and in 1992 by CRM. A resource estimate and conceptual mining study were prepared in 1992.

Fifty one reverse circulation ("RC") holes were drilled, with depths varying from 28 metres to 85 metres and averaging 36 metres. In 1996, following the drilling and metallurgical testing (much of which was managed by CRM) a new Mineral Resource estimate was prepared and incorporated into a preliminary feasibility study, incorporating the Ho Gan and Ho Ray deposits, prepared by Lycopodium Pty. Ltd. (“Lycopodium”) and presented to Bogomin in July 1996. The 1996 Ho Gan resource estimate was prepared prior to present-day JORC or NI43-101 standards being in place and comprised a Measured plus Indicated Resource total of 687,000 tonnes grading 2.0 g/t Au and an additional Inferred Resource of 1,280,000 tonnes grading 1.8 g/t Au, calculated using a cutoff grade of 0.9 g/t Au.

In 1996 and 1997 WGM examined the parameters and procedures used in the various resource estimates but did not audit these estimates nor make any attempt to classify them according to NI43-101 standards. The 1996 estimate is reported because it was considered by WGM and Olympus to be relevant and of historic significance.

The Lycopodium preliminary feasibility study, (WGM did not review this in detail), indicated that the project was not economically viable based on the parameters used at that time.

5.3    Ho Ray

Historic records show that the French drove nine adits into Ho Ray and evidence of this is still visible. Mapping, soil geochemical surveying, trenching and surface bedrock sampling were carried out by Bogomin between 1992 and 1994. In 1994, 1995 and 1996 some 96 RC holes were drilled on a roughly 100 metres by 30 metres to 60 metres grid pattern. Gold assays were higher on average in 1995 than 1994. This was attributed to the use of a 3 kilograms pulverized sample in 1995 as opposed to one weighing only 250 grams in 1994. Also in 1995, one of the RC holes was deepened by diamond drilling, one other core hole twinned an RC hole and a third diamond drillhole was drilled.

In 1996, 18 further core holes were drilled on 50 metre fill-in sections. Rock Quality

Designation ("RQD") and specific gravity ("SG") data were gathered. CRM then prepared a Mineral Resource estimate and incorporated it along with a preliminary pit design and the results of 1996 metallurgical testing into the preliminary feasibility study referred to above. The Ho Ray resource estimate was prepared prior to present-day JORC or NI43-101 standards being in place and comprised an Indicated oxide resource plus an Indicated sulfide resource for a total of 878,000 tonnes grading 1.9 g/t Au. There was an additional Inferred Resource of 1,380,000 tonnes grading 1.8 g/t Au. All estimates employed a cutoff grade of 0.9 g/t Au. WGM made a cursory examination of the resource estimate parameters and procedures in 1996 and 1997 but did not audit the estimate or attempt to classify it according to NI43-101 standards. The estimate is reported because it is considered by WGM and Olympus to be relevant and of historic significance.

5.4    Thac Trang

Thac Trang located some 400 metres southeast of the Ho Ray deposit had only limited exploration activity historically. There was a wide spaced reverse circulation percussion (RC) drill program completed in 1996 by Indochina Goldfields. Some 8 RC holes were drilled for a total of 361.5 metres. Significant intersections are tabulated below in Table 7 -Thac Trang: Significant Drillhole Intersections. No significant exploration activity was undertaken between 1997 and early 2003.

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
HRRC48	26.00	27.00	1.00	2.31
and	36.00	39.50	3.50	0.71
HRRC52	28.00	32.00	4.00	1.12
HRRC66	48.00	56.00	8.00	1.27
HRRC67	12.00	13.00	3.00	1.35

Table 7 - Thac Trang: Significant Drillhole Intersections

5.5         Nui Kem

The mine is located in the central part of the Investment Licence on a rugged hill rising 400 metres above the Bong Mieu River. The mine is accessible from the Bong Mieu camp and Ho Gan mine site via a newly constructed two lane gravel road suitable for mine vehicles and trucks. The workings are accessed by more than 30 adits (between 165 and 400 mASL) located along the northern flank of the hill.

The mine workings include some 18,000 metres of drives and crosscuts on 15 levels at elevations between 200 and 400 mASL. After the cessation of production, the workings were investigated by the GSV and between 1989 and 1992 by CRM. The GSV collected 426 samples. During exploration programs in 1989 and 1992, CRM conducted systematic mapping of some of the underground workings, took more than 750 channel samples of about 15 kilograms to 20 kilograms each and compiled a plan of the underground workings from a variety of sources. Density determinations were carried out on several samples. Limited metallurgical testing was carried out in 1989.

CRM used the channel sample data as a basis for the resource estimate carried out in 1993. Previous sampling, conducted by the GSV, was not used in CRM's resource estimate so that there would be consistency in sampling and assaying procedures. It should be noted that the lack of accurate plans had a negative impact on the precision of this resource estimate. CRM carried out a review of the Mineral Resources at Nui Kem in 1992/3 using block modelling techniques to estimate underground resources. The estimate was prepared prior to present-day JORC or NI43-101 standards being in place and comprised a Measured plus Indicated total of 216,000 tonnes grading 6.5 g/t Au and an additional Inferred Resource of 1,220,000 tonnes grading 8.1 g/t Au, using a lower cut off grade of 3.0 g/t Au. WGM examined the resource estimate parameters and procedures in 1996 and 1997 but did not audit the estimate attempt to classify it according to NI 43-101 standards. The estimate is reported because it was considered by WGM and Olympus to be relevant and of historic significance.

6.0	GEOLOGICAL SETTING

6.1	Regional Geology & Structure

The Bong Mieu property is situated in central Vietnam, 20 kilometres south of one of the main branches of the Phuoc Son Suture, which is probably one of the most important structural controls of gold metallogeny in central Vietnam. The suture trends E-W from the South China Sea at Tam Ky for almost 100 kilometres to Kham Duc, where it is transected by a series of complex cross folds and faults.

West of Kham Duc, the suture trends in a NW-SE direction for a distance of more than 100 kilometres into and across Laos. The Phuoc Son Suture structurally juxtaposes Archean to Proterozoic high grade crystalline metamorphics of the Kontum Craton against a Palaeozoic sequence of lower grade metamorphics of the Truong Son Geosyncline. See Figure 3 -Tectonic Map of Vietnam & Surrounding Areas and Figure 4 - Regional Geology Map, Quang Nam Province.

The Kontum Craton is the largest body of Precambrian crystalline rocks in Indochina. The crating block mainly comprises high grade crystalline rocks of the Kham Duc Formation. These include quartz-feldspar-biotite schists and gneisses and interlayered amphibolite, calc-silicate augen gneiss, quartzite and strongly foliated meta-granite and migmatites. Foliation is predominantly E-W, with a general southerly dip of 20° to 60°. The Kham Duc Formation is intruded by multiple igneous phases of various ages. The geosynclinal rocks of the Truong Son syncline comprise mainly sericite, chlorite and graphite schist and intercalated greenstone and carbonate rocks of the A Vuong Formation.

North of the Phuoc Son Suture, the A Vuong Formation hosts numerous intrusive phases, including hornblende diorite and quartz diorite plutons and sills. Igneous complexes intruding both the Kham Duc and A Vuong Formations range from mafic granodiorite and biotite granites of Permian to Lower Triassic age and younger pegmatite dykes. The A Vuong rocks appear to have been thrust southwards over the Kham Duc crystallines along the line of the Phuoc Son Suture, possibly beneath a higher-level ophiolite nappe.

The schists, crystalline rocks and the Phuoc Son Suture appear to have been subsequently back folded into complex northward facing overturned folds. These two tectonic events are interpreted to be two phases of a major orogeny, which could be as young as Late Permian. The Phuoc Son Suture is therefore considered to be a major tectonic lineament associated with extensive faulting, shearing, and intrusive emplacement with associated gold mineralizing processes. The regional geology and schematic structural setting of Bong Mieu are shown on Figure 3 - Tectonic Map of Vietnam & Surrounding Areas and Figure 4 -Regional Geology Map, Quang Nam Province.

Client: Olympus Pacific Minerals
Document: Technical Review of Bong Mieu Gold Project

CHINA
HANOI
HAI PHONG
BURMA
LAOS
PHU BIA DEPOSITS (Pan Australian Resources)
Socialist Republic Of VIETNAM
Eastern Sea
HUE
DANANG
TAM KY
SEPON DEPOSIT (Oxiana)
PHUOC SON
PHUOC THANH
BONG MIEU PROJECT
THAILAND
CAMBODIA
Gulf of Thailand
HO CHI MINH CITY
0 50 250
Kilometres
Legend:
Precambrian Craton
Granites
Significant faults (deep seated structures are named)
Ophiolite belts
Modified after Olympus Pacific Minerals Inc.
OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Vietnam
Tectonic Map of Vietnam and Surrounding Areas

Figure 3 - Tectonic Map of Vietnam & Surrounding Areas

Client: Olympus Pacific Minerals

Document: Technical Review of Bong Mieu Gold Project

OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Regional Geology Map, Quang Nam Province
EXPLANATION
1. STRATIFIED ROCK
2. INTRUSIVE ROCK
3. OTHERS
BONG MIEU PROJECT
PHUOC SON PROJECT
PHUOC THANH
Quang Nam Province
Eastern Sea
DANANG
Thua Thien-Hue Province
Quang Ngai Province
Kon Tum Province
LAOS
LAOS

Figure 4 - Regional Geology Map, Quang Nam Province

6.2	Property Geology

6.2.1	General

The dominant structural feature within IL140 is the Bong Mieu anticline. The anticline axis trends more or less east-west through in the western and central parts of the licence and then trending to the south east on the eastern side. This is an open fold with an east and south easterly moderate plunge. The limbs of the anticline are generally shallow dipping. The geology of the Bong Mieu Investment Licence and a schematic cross-section are shown in Figure 5 - Bong Mieu: Simplified Geology and Figure 6 - Schematic Cross-section across Bong Mieu Anticline Looking West below.

Client: Olympus Pacific Minerals
Document: Technical Review of Bong Mieu Gold Project

LEGEND
Alluvium.
Mica-feldspar-quartz schist interstratified with calc-silicate.
Feldspar-biotite gneissic schist.
Garnet-sillimanite-mica-quartz schist and sericite quartz schist.
Sillimanite-biotite gneissic schist.
Two mica granitic gneiss.
Migmatized plagioclase granitic gneiss, granitic gneiss.
Recent Resource Boundary.
Resource Potential.
River and stream.
Fault.
Bong Mieu Anticline.
Mining Licence boundary.
N
OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Simplified Property Geology and Land Holdings
BM EAST
Thac Trang
Ho Ray
Rung De
A
B
BM UG
Saro Hill
Nui Kem Upper Vein
Nui Kem West
Suoi Tre
Bong Mieu Office
Ho Gan Plant Site
Ho Gan Mine
BM CENTRAL
BONG MIEU NW
BONG MIEU WEST
0
1
2
2.5
kilometres

Figure 5 - Bong Mieu: Simplified Geology

Client: Olympus Pacific Minerals
Document: Technical Review of Bong Mieu Gold Project

OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Vietnam
Schematic Cross Section across the Bong Mieu Anticline Looking West
BONG MIEU ANTICLINE
A
B
HO RAY - THAC TRANG
RUNG DE
NUI KEM
? Granite Intrusive ?
UNIT 8
UNIT 7
UNIT 6
UNIT 5
UNIT 4
UNIT 3
UNIT 2
UNIT 1
metres (above sea level)
400
300
200
100
0
-100
-200
-300
-400
LEGEND
UNIT 8: Quartz-feldspar-biotite /dolomite-calcsilicate schist
UNIT 7: Quartz-feldspar / hornblende-pyroxene schist/skarn
UNIT 6: Quartz-feldspar / amphibole-phlogopite schist
UNIT 5: Quartz-feldspar-biotite schist / garnet gneiss
UNIT 4: Quartz-biotite-feldspar schist
UNIT 3: Quartz-biotite-feldspar schist
UNIT 2: Quartz-biotite-feldspar schist
UNIT 1: Sericite-biotite schist
Biotite-sillimanite gneiss / 2 mica granite gneiss
Faults + conjectural fluid flow paths
Tentative correlation across the axis of the Bong Mieu Anticline (subject to review)

Metamorphic foliation tends to be parallel to the metamorphic (and possibly the original) compositional layering. This foliation has a shallow dip of between 5° and 45° on the southern flank of the anticline and a slightly steeper dip on the northern flank.

The Proterozoic Kham Duc Formation underlies the area covered by IL140. These crystalline metamorphic rocks are mid amphibolite facies.

The eroded core of the Bong Mieu anticline comprises biotite-sillimanite gneiss, overlain by sericite-biotite schist. Lithologies higher in the sequence consist of quartz-feldspar-biotite schist and gneiss. These cover a large part of the licence area and are dominant on the southern flank of the Bong Mieu anticline as in the Nui Kem and Suoi Tre area.

Intercalated with the quartz-feldspar-biotite schist at higher levels are amphibolite schist units. A package of lithologies compositionally different to those already mentioned occurs on the northern flank of the anticline at the Ho Ray gold deposit. These lithologies comprise biotite-garnet schist, calc-silicate, quartzite and amphibolite. Additionally, augen gneiss, foliated granite sheets, pegmatite and quartz veins are interlayered with and cross-cut the metamorphic stratigraphy. Granite, granite gneiss and pegmatite are also present in the core area of the anticline at the Ho Gan gold deposit.

The property is transected by a number of northwest-southeast trending faults possibly representing faulting associated with the formation of the anticline and possibly represents controlling structures for the mineralising fluids. Other sets of north to northeast trending faults are recognised and have been modelled based on examination of drill core and mapping. Some of these at least are interpreted as post mineral.

6.2.2   Ho Ray and Thac Trang

The geology of the Ho Ray and adjacent Thac Trang deposits on the north side of the anticline has some significant differences to the geology of Ho Gan and Nui Kem on the south limb of the Bong Mieu anticline.

Metamorphic foliation is slightly steeper than on the southern limb anticline, averaging 30° to the north and northeast.

Ho Ray and Thac Trang are underlain partly by the same lithologies as elsewhere on the licence area, such as quartz-mica schist, gneiss, granite and pegmatite. In addition there are lithological units that include biotite-garnet schist, calc-silicate, quartzite and amphibolite.

The understanding of the geology of the Ho Ray and Thac Trang deposits has increased through extensive geological logging of diamond drill core and petrological studies.

The calc-silicate lithologies have been divided into four metamorphic stratigraphic units, which are thought to reflect the original composition of the sequence. These units are described from the base up as follows:

o
Unit 5 – a coarsely porphyritic quartz-feldspar gneiss, commonly brown coloured due to abundant garnet, inter-banded with sericite schist, biotite schist and minor amphibolite. This unit carries no gold;

o	Unit 6 – a mixed amphibolite (sometimes altered to phlogopite schist) grading to biotite schist and quartz-feldspar gneiss grading to quartzite.
This unit contains approximately half the gold resource;

o
Unit 7 – a massive mottled light green to dark green skarn, described as a hornblende-clinopyroxene-fluorite-sphene skarn with irregular quartz- feldspar cavity fills, quartzite and dolomite. This unit contains the remainder of the gold resource. It is strongly anomalous in fluorine and carries disseminated and cavity fill scheelite; and

o
Unit 8 – a maroon coloured quartz-feldspar porphyroblastic schist with common garnet, centimetre scale inter-bands of green skarn, gneissic bands and dolomite. The unit commonly carries anomalous Au values, which range from 0.05 g/t Au to 0.15 g/t Au.

A porphyroblastic mafic, quartz-feldspar gneiss occurs irregularly within this sequence and is interpreted as migmatitic and intrusive.

Faults, fault breccias and mylonite zones with a variety of age relationships can transect or parallel the metamorphic foliation.

A map of the geology is shown in Figure 7 - Bong Mieu East: Simplified Geology, Existing & Planned Drillhole Location Plan and sections through Ho Ray and Thac Trang in Figure 8 - Ho Ray: Schematic Cross-Section and Figure 9 - Thac Trang: Schematic Cross-Section.

Client: Olympus Pacific Minerals
Document: Technical Review of Bong Mieu Gold Project

THAC TRANG NE
THAC TRANG
HO RAY
RUNG DE
metres
0
500
LEGEND
Alluvium.
Amphibolite schist.
Quartz-feldspar-biotite schist.
Garnet-sillimanite-mica-quartz schist.
Sillimanite-biotite gneissic schist.
Two mica granitic gneiss.
Current resource boundary.
Resource potential.
Section line.
Fault.
Drill road.
Reverse circulation hole.
Diamond hole.
OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Bong Mieu East
Simplified Geology and
Drill Hole Location Plan

Client: Olympus Pacific Minerals
Document: Technical Review of Bong Mieu Gold Project

OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Ho Ray- Schematic Cross Section
(Looking Northwest)
A
B
UNIT 8
UNIT 7
UNIT 6
UNIT 5
Fault
0
100
200
metres
LEGEND
Unit 8
Garnet bearing quartz-feldspar schist, thin bands (in centimetres) of green skarn, gneiss and dolomite
Unit 7
Massive skarn (hornblende+ pyroxene+ fluorite+ sphen), minor quartz- feldspar pegmatite and dolomite
Unit 6
Amphibolite (occasionally replaced by phlogopite schist) biotite schist, quartz- feldspar gneiss and quartzite
Unit 5
Quartz- feldspar gneiss, intercalated with two-mica schist, minor amphibolite
> 0.50 g/t Au
0.1- 0.5 g/t Au
Reverse Circulation Drill Hole
Diamond Drill Hole
Pit/Shaft
Modified after Olympus Pacific Minerals Inc.

Figure 8 - Ho Ray: Schematic Cross-Section

Client: Olympus Pacific Minerals
Document: Technical Review of Bong Mieu Gold Project

OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Thac Trang- Schematic Cross Section
(Looking North)
LEGEND
A Garnet- sillimanite- mica- quartz schist and sericite-quartz schist intercalated with thin bands of gneiss
B Sericite- quartz schist intercalated with calc-silicate
> 0.50 g/t Au
0.1- 0.5 g/t Au
Diamond Drill Hole
C
D
A
B
Fault
Fault
Fault
m (asl)
275
250
225
200
175
150
125
0
100
200
metres
Modified after Olympus Pacific Minerals Inc.

Figure 9 - Thac Trang: Schematic Cross-Section

7.0 DEPOSIT TYPES

The majority of gold deposits and prospects on the Property lie within the core and on both limbs of the Bong Mieu anticline. Mineralization at all locations on the south side of the anticline occurs within shears that host quartz-sulfide veins, brecciated quartz-sulfide schist and/or sulfide bearing schist. The shears are generally concordant with the metamorphic foliation.

They occur as a series of parallel to sub parallel shallow dipping structures in some areas such as Nui Kem and Ho Gan and have been traced for up to 2 kilometres laterally and/or down-dip.

The Ho Ray and Thac Trang prospects on the northern limb of the anticline gold +/- silver, bismuth, tungsten and fluorine mineralization occurs within calc-silicate lithologies and underlying quartzite, biotite schist and gneiss. The mineralization appears to be more or less concordant with the metamorphic stratigraphy and multiple sub-parallel zones have been recognised in the drilling.

These zones dip gently (20o– 40o) north to north east at Ho Ray, while at Thac Trang there appears to be a more dominant north easterly dip to the mineralization. This may be a reflection of the change in strike of the Bong Mieu anticline’s axial plane from east-west to south-east in this vicinity

The style of the mineralization on the Bong Mieu licence area is consistent with formation at mesothermal depths and associated with magmatic hydrothermal fluids. A number of granitic intrusives are recognised as being younger than the host metamorphics and could be the source of such mineralising fluids.

The hydrothermal alteration styles and geochemical associations are consistent with this hypothesis. In broad terms, the calc-silicate skarn associations at Ho Ray and Thac Trang have resulted from fluid interaction with primary calcareous host rocks but from a deposit type stand point the presence of gold associated with bismuthanite, the presence of molybdenite, scheelite, fluorite and epigenetic tourmaline all point to the mineralization on the north side of the anticline as being more proximal to the magmatic fluid source.

Similarly the strong quartz-gold-basemetal sulfide association at Ho Gan and Nui Kem along with the well developed retrograde sericite hydrothermal alteration in the ore zones indicates deposition in a more distal environment to the magmatic source. The timing of mineralization is still unclear. Dating of galena from Nui Kem gave a derived age of 200 Ma.

8.0	MINERALIZATION

8.1	Ho Ray and Thac Trang

The mineralization at both Ho Ray and Thac Trang, including the Rung De and Thac Trang NE are very similar with a strong calc-silicate skarn association.

Gold-bismuth-tungsten-molybdenum-fluorine mineralization occurs within Units 6 and 7 (Unit 6 – a mixed amphibolite grading to biotite schist and quartz-feldspar gneiss grading to quartzite & Unit 7 – a massive mottled light green to dark green skarn).

A series of sub-parallel shallow dipping mineralized zones are recognised in the deposits with continuity established from drillhole data

Gold (plus minor sulfide) occurs as disseminated grains and aggregates along foliation within calc-silicate lithologies, as fill accumulations in fractures within brittle lithologies such as quartz veins and as fill in fractures termed "spider veins". The spider veins occur at lithological contacts where a rock competency contrast is evident. Some, though not predominant, mineralization occurs within hairline fractures that cut the foliation at a shallow angle to the core axis. These latter fractures were interpreted by some past workers to reflect steeply dipping structures as the main control on location of mineralization.

The gold is often associated with pyrrhotite + pyrite + galena + chalcopyrite + bismuthinite + scheelite + cassiterite + molybdenite. Petrological studies on polished sections of metallurgical concentrates of Ho Ray mineralization show that most gold is closely associated with, and sometimes hosted by, bismuthinite. Tungsten mineralization as scheelite occurs as fine particles within the metamorphic foliation and as coarse grains parallel to some of the interpreted steeply dipping structures. Alteration mineralogy comprises biotite, chlorite and carbonate, epidote and sericite and a portion of the resource is in the form of oxide mineralization.

England, 2004, describes a sample of endoskarn and exoskarn from Ho Ray with Au-Bi mineralization as being of two types.

(i) Stringers in the endoskarn containing cube-shaped pyrite partly enveloped by pyrrhotite and associated with <3 mm strained anhedral scheelite grains. Patchy disseminations of fine chalcopyrite occur in anhedral clinozoisite and prehnite alteration of host plagioclase in the stringers. Rare <70 micron gold is associated with chalcopyrite.

(ii) Patches and stringers parallel to the foliation, of finely disseminated <0.1 mm anhedral to prismatic bismuthinite and <50 micron anhedral native bismuth mainly in the exoskarn. He states that it is always possible to find rare fine gold grains in these Bi-rich disseminations. The disseminations are most common in aggregates of fine-grained clinopyroxene, but they occur rarely in patches of clinozoisite-prehnite alteration in endoskarn plagioclase.

He also notes the presence of molybdenite-tungstenite as inclusions in scheelite. Of interest is his observation that the endoskarn is clearly derived from an intrusive similar to the tonalite and granodiorite from Ho Ray North. From reviewing England’s observations on a variety of petrological and mineragraphic descriptions it seems that the main gold mineralizing events occurred post peak metamorphism, most likely associated with magmatic fluids but with a component of remobilisation during retrogressive hydrothermal alteration.

8.2     Ho Gan

Gold mineralization is located within several closely stacked shallow dipping shears that host quartz-sulfide veins, brecciated quartz-sulfide-schist, and/or sulfide bearing schist (occasionally oxidized and carrying limonite/goethite). Some shears have a demonstrated lateral extent of 2 kilometres. The most common sulfide is pyrite. Galena and arsenopyrite also occur. Much of the shallow dipping deposit crops out or lies at a shallow depth beneath the surface and varies in thickness from a few centimetres to 11.6 metres. Previous small-scale mining by the Cham, French and Vietnamese left substantial thicknesses of debris over parts of the deposit. The present day topography is effectively a dip slope reflecting the mineralized shears and metamorphic foliation. A number of gullies and steep valleys dissect the topography and deposit.

The deposit has been previously shown in plan as constrained within and by fault boundaries. There is field evidence for some of these structures, however, reconnaissance geochemical rock chip sampling of mineralized sheared schist and quartz veins returned Au assays up to 4.36 g/t Au to the west of the currently defined limits of the deposit.

8.3     Nui Kem

Gold mineralization at Nui Kem is hosted by a series of parallel to sub-parallel quartz + sulfide veins that occupy shears in the underlying quartz + feldspar + biotite schist and gneiss. The main veins are known as Nui Kem Main Vein, Saro (Hill) Vein, and Petit Saro Vein. A simplified geology plan is shown in Figure 10 - Nui Kem Underground Workings, Geology, Existing & Planned Drillhole Locations and schematic cross-section is displayed in Figure 11 - Nui Kem: Schematic Cross-Section below.

Client: Olympus Pacific Minerals
Document: Technical Review of Bong Mieu Gold Project

OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Nui Kem Underground Workings, Surface Exploration and DDH Location Plan
Saro Hill
Nui Kem Upper Vein
Nui Kem Underground Workings
Nui Kem Main Vein Surface Projection and Outcrop
LEGEND
Quartz-feldspar-biotite schist
Mica-feldspar-quartz schist
Intrusive
Fault
Vein outcrop/projection
Nui Kem Main Vein Shoots
French Adit
Hole completed 2005
Hole completed 2007
Hole in progress
2007 Stage 1 proposed hole
Proposed resource drilling hole (Stage 2)
Section line
metres
Modified after Olympus Pacific Minerals Inc.

Client: Olympus Pacific Minerals
Document: Technical Review of Bong Mieu Gold Project

OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Nui Kem- Schematic Cross Section
(Looking West)
Modified after Olympus Pacific Minerals Inc.
E
F
Adit D= 0.98m @ 23.03 g/t Au.
4.26m @ 2.79 g/t Au
incl. 1.40m @ 6.06 g/t Au
1.4m @ 1.01 g/t Au
Fault
NKDD06
NKDD07
NKDD01
0.80m @ 0.77 g/t Au
1.00m @ 5.43 g/t Au
incl. 0.50m @ 10.60 g/t Au
1.30m @ 1.71 g/t Au
1.15m @ 1.65 g/t Au
metres
0
100
200
300
m (a.s.l.)
500
400
300
200
100
LEGEND
Mica-feldspar-quartz schist
Quart-feldspar-biotite schist intercalated with amphibolite, mafic schist and granitic gneiss.
Intercalated biotite schist, mafic schist, gneissic amphibolite and minor (mafic) calc-silicate.
Nui Kem Upper Vein(s)
Nui Kem Main Vein
Lithological contact
Diamond drill hole
Drill assay

Figure 11 - Nui Kem: Schematic Cross-Section

They have been exploited over a strike length of some 2 kilometres and down dip for at least 350 metres. Foliation dips variably but gently, generally to the south at between 5° and 45°. The common sulfide minerals are pyrite, galena, sphalerite, lesser pyrrhotite and chalcopyrite (observed in oxidising crushed rock to occur more towards the eastern part of the area). The veins and lodes strike at about 058°, vary in thickness up to 2.2 metres and average 1.0 metre. Several major N to NNW trending faults crosscut the main underground workings. Previous structural analysis of measurements indicated that these oblique slip faults have relative dextral movement. Horizontal displacement is estimated to vary from 25 metres to 230 metres and the faults are sometimes mineralized.

A quartz veined and brecciated schist zone(s), referred to as the Nui Kem Upper Vein(s) (NKUV) lies stratigraphically above the main area of past mining, has a similar orientation to Nui Kem and generally trends NE (030o– 045o) to almost EW and with a gentle south to southeast dip of 15o– 30o. Mineralization here mostly consists of pyrite, pyrrhotite, galena and sphalerite. The discovery of these mineralized veins is in line with the previous observation made at Nui Kem that there are stacked mineralized zones/veins developed within the metamorphic rock sequence.

9.0 EXPLORATION
9.1 1997 To 2003

Details of exploration between 1997 and 2003 follow. This information is largely derived from the WGM 2004 report.

From 1997 until late 2001 Olympus (which managed the project for Bogomin) carried out no work on the Property. During this period, a small staff was employed to maintain a presence at the field office, to keep the Property secure and discourage artisanal mining as much as possible.

In mid-2002, Olympus renewed work at Bong Mieu. The Property database was reviewed, mapping and sampling carried out and historic Mineral Resource estimates reassessed. A start was made on preparing updated JORC-compliant Mineral Resource estimates and recommendations were made for additional work.

In May 2003 a new work program commenced. On a regional scale, the previous magnetic survey was reprocessed and reinterpreted. Reconnaissance mapping and sampling was carried out to investigate the magnetic anomalies and prioritised soil geochemical anomalies highlighted in past programs. Ninety-three samples were collected for assay and 18 petrological samples were taken. Twenty of the samples returned values of>0.1 g /t Au (ranging up to 19.99 g/t Au) and the petrological studies indicated that the rocks sampled had been subject to high temperature metamorphism (>700°C) at considerable depth. A further 52 reconnaissance rock samples and 18 petrological samples were collected in October and November, 2003. Twenty-nine of the rock samples returned values of>0.1 g/t Au and ranged up to 34.67 g/t Au. The petrological studies showed that the mineralization at Ho Ray is Au-Bi skarn type, with both exoskarn and endoskarn rocks identified.

The mineralization at Ho Gan was stated to be quartz-sulfide, low temperature, mesothermal style (emplaced into sheared and brecciated zones), likely derived from reducing fluids. A greisenised, sheeted quartz veined granite carrying disseminated pyrite was identified from Ho Gan.

Elsewhere, at Thac Trang, Rung De and Bong Mieu West, calc-silicate lithologies were noted and from the northern part of the Property various intrusive rocks (tonalites to granodiorite) were described. The digital database of the Property was updated on an ongoing basis during 2003.

Over the course of the 2003 reconnaissance exploration program, several areas were identified as meriting follow-up work. The most important were Ho Ray East and Thac

Trang (now known collectively as Thac Trang), Ho Gan West, Ho Ray West, Rung De, Nui Kem North and Nui Kem South. Bong Mieu West and Nha Tung East also show promise. These areas are shown previously in Figure 5 - Bong Mieu: Simplified Geology.

At Ho Gan some 1.6 tonnes of mineralized samples were collected in fifty bags from surface bedrock, old pits and surface debris from previous small-scale/artisanal mining for metallurgical testing. These samples were sent to the Olympus sample preparation facilities at Kham Duc and crushed to minus 75 mm. Sample splits of 0.5 kilograms from each bag were sent to Genalysis Laboratory Services Pty Ltd (“Genalysis”) in Perth, Australia for multi-element assay.

Average assay values were 2.93 g/t Au (individual assays cut to 10.0 g/t Au) and 4.73 g/t Ag. A portion of the 1.6 tonnes was sent to SGS NZ Ltd. in Waihi, New Zealand in December 2003 for bottle roll and column leach testing. This SGS testing along with that on a Ho Ray sample were suspended as discussed in Section 15 of this report.

At Ho Ray six pits/shafts, varying in depth from 7 metres to 16 metres were excavated in order to obtain samples of oxide and sulfide material for metallurgical testing. Five of the six shafts were mapped and channel or chip sampled (the sixth flooded prematurely). The mapped geology compared well with that obtained from the RC drilling carried out in the past.

Twenty-four samples of this material were sent to Genalysis for multi-element analysis. Assays for oxide material in Shaft 2 and Shaft 3 returned values ranging from 0.08 to 7.43 g/t Au and 0.55 to 3.44 g/t Au respectively. Sulfide material from Shafts 1, 4 and 5 returned values ranging from 1.39 to 3.78 g/t Au, 0.02 to 0.32 g/t Au and 0.07 to 7.32 g/t Au respectively. Some 2.6 tonnes of oxide (1.3 tonnes for testing and 1.3 tonnes as a duplicate sample) material and a similar amount of sulfide material were collected. A portion of these samples formed part of the 1.6 tonnes sent to SGS in December 2003. No sample preparation for the channel/chip samples from the pits/shafts was undertaken by Olympus in Vietnam; however, the bulked metallurgical sample material was crushed to minus 75 mm at the Bong Mieu site.

At Nui Kem, 2003 work consisted largely of digitizing data in order to prepare plans and sections and lay out exploration drillholes designed to confirm and update the historic resource estimates. Some problems were encountered with co-ordinate system compatibility but these have now been solved.

At Rung De, late 2003 channel sampling of a quartz vein returned up to 16.16 g/t Au, 117.6 g/t Ag over 3.0 metres and at Nui Kem North samples of locally derived float returned highly anomalous gold values.

9.2 Exploration 2004 to 30 June, 2007

Bong Mieu Gold Mining Company conducted a vigorous exploration campaign from 2004 to present consisting of geologic mapping, sampling and diamond drilling.  Most of the activities were focused at Bong Mieu East (Ho Ray, Thac Trang and Rung De), Bong Mieu Central (Ho Gan) Bong Mieu Southeast (Nui Kem Upper Vein and Saro Hill and Bong Mieu South (Nui Kem West and Suoi Tre).

 ● Ho Gan Prospects

    In 2004, a 34-hole infill diamond drilling program was undertaken on the Ho Gan 7/8 Area (NW portion of the Ho Gan deposit). Its purpose was to enable a revised Mineral Resource estimate and to assist in planning for the now operational surface mining and processing operation.

    Twelve other holes were drilled west and southwest of the Ho Gan 7/8 Area. They served as step-out exploration holes and as condemnation holes for possible processing plant, overburden, waste storage and tailings impoundment areas. No significant results were encountered in these 12 holes.

Drill Hole	From	To	Interval	Gold
	(m)	(m)	(m)	(g/t)
HGDD053	0.00	7.00	7.00	2.79
Incl.	0.00	1.00	1.00	3.34
Incl.	4.50	7.00	2.50	5.27
HGDD056	0.00	3.00	3.00	1.15
HGDD057	0.00	7.00	7.00	1.44
Incl.	0.00	4.00	4.00	2.10
HGDD060	0.00	2.00	2.00	1.46
	8.00	11.00	3.00	6.89
HGDD062	0.00	8.40	8.40	0.55
	0.00	2.00	2.00	0.96
HGDD074	0.00	4.00	4.00	1.58
HGDD077	0.00	4.00	4.00	3.82
HGDD083	0.00	12.00	12.00	2.87
Incl.	0.00	4.30	4.30	1.54

Table 8 - Ho Gan - Typical 7/8 Area 2004 Drill Intersections

Ho Gan Surrounds

During the period 2004-2006, several exploratory drilling campaigns were conducted at the areas surrounding Ho Gan in order to discover additional ore for the Plant, and also for sterilisation purposes.

At Ho Gan East

Approximately 1 kilometre to the east of the Plant Site, float and outcrop samples yielded values from a low of 0.04 g/t Au to as high as 18.5 g/t Au. Target in this prospect is a siliceous breccia zone. Two holes with total 90.6 metres tested the target but no significant result.

At Ho Gan North

Four short diamond drill holes (total depth of 54.4 metres) were sunk to test a breccia zone exposed in a small stream. No significant results were obtained from these holes.

At Ho Gan West

Nine diamond holes (total 651.70m) were drilled to test the western continuity of the Ho Gan orebody. Significant intercepts of holes are as follows:

o	HGWDD02: 46.6 – 48.5m= 1.9m at 3.69 g/t Au;

o	HGWDD03: 37.0 – 38.0m= 1.0m at 1.76 g/t Au;

o	HGWDD04: 2.2 – 6.0m=3.8m at 0.94 g/t Au (Au in alluvium);

o	HGWDD04: 26.0 – 28.0m= 2.0m at 1.43 g/t Au;

o	HGWDD-05: 35.0 – 36.0m= 1.0m at 3.14 g/t Au.

This area is now part of the area being used for the tailings dam for Ho Gan plant site.

Nui Kem Prospects

During 2005, Olympus completed five angled diamond holes (NKDD01 to NKDD05, at -70o and azimuth 360o) to test the down-dip extension of the Nui Kem Main Vein to the south. Drillhole depths ranged from 150 to 342 metres with core sizes from PQ, HQ and NQ. A total of 1,329.00 metres was drilled.

Results of these holes are highlighted in Table 9 - Nui Kem - 2005 & 2007 Drill Intersections.

During the first two quarters of 2007, surface grid mapping and sampling (100 metres x 100 metres) were conducted covering an area of approximately 66.0 hectares. Several artisanal adits ranging in length from 35.0 to about 100.0 metres were observed, mapped and sampled. Significant average assays of the adits are as follows:

o	Adit A – 5.66 g/t, Au over a sampling width of 0.80 m;

o	Adit B – 2.77 g/t, Au over a sampling width of 1.03 m;

o	Adit D – 23.03 g/t, Au over a sampling width of 0.98 m;

o	Adit G – 12.65 g/t, Au over a sampling width of 0.45 m;

o	Adit H – 10.39 g/t, Au over a sampling width of 0.47 m.

The mineralized zones, referred as Nui Kem Upper Veins (NKUV) generally trend NE (030o– 045o) to almost EW and gently dip (15o– 30o) toward the south and southeast. They are hosted in quartz veins and breccias (quartz + schist) generally following a preferred structure. Mineralization mostly consists of pyrite, pyrrhotite, galena and sphalerite. The discovery of these mineralized veins is in line with the previous observation made at Nui Kem-that there are stacked mineralized zones/veins developed within the metamorphic rock sequence, namely Nui Kem Main Vein, Saro (Hill) Vein, Petit Saro Vein.

A staged and conditioned diamond drilling program totaling 41 holes (3,940 metres) was proposed and approved in March 2007 to define and test the target potential and bring it to advanced exploration stage if justified.

As at 30 June 2007, 3 holes had been completed with an aggregate depth of 321.0 metres. Assay results of the first two holes (NKDD06-07) have been received while the others are still pending. Significant intercepts of NKDD06 & NKDD07 are shown in Table 9 - Nui Kem - 2005 & 2007 Drill Intersections. The drilling program is in progress.

Drillhole	From	To	Interval	Gold	Vein
	(m)	(m)	(m)	(g/t)
NKDD01	198.20	199.50	1.30	1.71	NKUV2
and	301.25	302.40	1.15	1.65	NKMV
NKDD02				No significant
				assay
NKDD03	0.00	4.00	4.00	1.21	SRV
NKDD04	197.00	201.00	4.00	0.56	NKMV
Incl.	197.50	198.00	0.50	2.20
NKDD05	221.00	224.05	3.05	0.90	NKMV
Incl.	223.10	223.10	0.95	2.68
NKDD06	38.00	42.60	4.60	2.79	NKUV2
Incl.	38.00	39.40	1.40	6.06
Incl.	41.12	42.60	1.48	2.48
and	76.00	77.40	1.40	1.01	NKUV3
NKDD07	59.80	60.60	0.80	0.77	NKUV1
and	94.00	95.00	1.00	5.25	NKUV2
NKDD08				Assays pending
Note:	NKMV	Nui Kem Main Vein
	SRV	Saro Vein
	NKUV1	Nui Kem Upper Vein 1
	NKUV2	Nui Kem Upper Vein 2
	NKUV3	Nui Kem Upper Vein 3

Table 9 - Nui Kem - 2005 & 2007 Drill Intersections
The mine geology department carried out an extensive underground program in the old Nui kem mine. This work comprised:

a.	Checking for mine gas and safety in May 2005;

b.	Extensive rehabilitation works at the east end at Saro, Pyrite and Kem Stopes in the upper levels of the old mine;

c.	Geological mapping and channel wall sampling along the rehabilitated openings;

d.	Sampling and surveying mine waste piles left from previous mining activity;

e.	Sampling and bagging the accumulated silts/sediments along the drainage level at Adit 10, this was then stockpiled near the mill plant.

Test pits were dug and sampled on the “mullock” (mine waste) dumped by previous high graders on Saro Hill and AM area. A total of 352 of these test pit samples with gold grades ranging from 0.01 to 51.12 g/t, of these 264 graded greater than 1.0 g/t Au.

Below is the summary of underground exploration work accomplished by Olympus.

● Length of adits mapped	2,356.5 metres
● Channel samples collected	1,094
● Grab samples collected	432
● Floor samples collected	534
● Test pit samples collected	190

Saro Hill Prospect

Saro Hill is located immediately to the east of Nui Kem Upper Vein area.

Mapping, outcrop and artisan adits rock and channel sampling were conducted in this area in early 2007.

Significant assays from adit sampling include:

o	Adit K – 2.55 g/t, Au over a sampling width of 0.50 m;

o	Adit L – 6.48 g/t, Au over a sampling width of 0.48 m;

o	Adit M – 2.55 g/t, Au over a sampling width of 0.68 m.

Adit mapping and sampling indicated that the mineralized zone is generally trending NE (030o– 045o) to almost EW and gently dipping (15o– 30o) towards the south and southeast. It is hosted in quartz veins and breccias (quartz + schist) generally following a preferred structure. Mineralization mostly consists of pyrite, pyrrhotite, galena and sphalerite.

Nui Kem West

This area was firstly sampled and mapped in 1994. This resulted in (1) the interpretation that this is possibly the western extension of the Nui Kem Main Vein system (2) the recommendation of drilling one exploratory hole to probe the down-dip extension of the mineralized structure.

In 2007 mapping and sampling has been conducted within the artisanal adits located in this area.

Significant results from the adit sampling are:

o	Adit O1 – 2.52 g/t, Au over a sampling width of 0.83 m;

o	Adit O2 – 2.34 g/t, Au over a sampling width of 0.60 m;

o	Adit O3 – 1.85g/t, Au over a sampling width of 0.95 m;

o	Adit O4 – 1.80 g/t, Au over a sampling width of 0.95 m;

o	Adit P1 – 2.02 g/t, Au over a sampling width of 1.25 m;

o	Adit P2 – 3.18 g/t, Au over a sampling width of 0.50 m;

o	Adit Q1 – 1.79 g/t, Au over a sampling width of 1.10 m;

o	Adit Q3 – 2.12 g/t, Au over a sampling width of 0.60 m;

o	Adit R1 – 6.37 g/t, Au over a sampling width of 0.73 m;

o	Adit R2 – 1.65 g/t, Au over a sampling width of 0.90 m;

o	Adit S1 – 4.23 g/t, Au over a sampling width of 0.35 m.

The adits investigated and sampled are concentrated in an (400 metres x 100 metres) area approximately 500 metres west of the western most extent of the Nui Kem UG workings.

Current interpretation is that the mineralized zone at Nui Kem West is the western extension of the Nui Kem Upper Vein System, which has been cut by a post mineral fault trending NW and dipping 70o to 80o to the NE. The Nui Kem West zone generally trends NE, with a shallow dip to the SE (10o– 25o).

Suoi Tre Prospect

At the Suoi Tre Prospect, the mineralized zone followed a steeply dipping (80o–85o) structure generally trending at almost E-W direction. Both zones are also hosted in quartz vein and breccia.

Artisanal mining workings are more extensive in this area as compared to Bong Mieu Southeast. A total of 21 adits and dog-holes were mapped and sampled and significant results are as follows:

o	Adit T5 – 2.85 g/t, Au over a sampling width of 0.52 m;

o	Adit T6 – 12.10 g/t, Au over a sampling width of 0.45 m;

o	Adit U2 – 3.81 g/t, Au over a sampling width of 1.00 m;

o	Adit U3 – 2.68 g/t, Au over a sampling width of 1.15 m;

o	Adit W1 – 5.62 g/t, Au over a sampling width of 0.80 m.

Ho Ray Deposit

A grand total of 162 holes totalling 8131.85 metres have been drilled in the prospect. These comprise RC holes (5519.5 metres), 69 diamond drill holes (2547.85 metres) and 6 pits (64.5 metres). These programs resulted to the delineation of the ore resources at Ho Ray and Thac Trang and indication of resource potential to the east of Thac Trang, north and northeast of Ho Ray deposit.

YEAR	TYPE	HOLES	METRES
1994 to 1996	RC and DD	108	6,817.75
2003	Shafts/pits	6	64.50
2004	DD	1	30.50
2006	DD	47	1,219.60
TOTAL		162	8,132.35

Table 10 - Ho Ray Summary Statistics of Drilling – All Holes

The most recent exploration program conducted at Ho Ray is the 2006 in-fill and resource delineation diamond drilling to firm up the resource and expand the previously defined estimates. Some 47 holes totaling 1219.6 metres were drilled at approximately 35 metre centres. Most of the holes were drilled vertically apart from two that were inclined 60o at an azimuth of 240o. All the holes were drilled by Intergeo and DMTC, both Hanoi based drilling contractors.

Infill/delineation holes with significant gold assays (all holes) are listed below Table 11 - Ho Ray Infill Holes - Significant Gold Assays.

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
HRDD185	0.00	1.00	1.00	0.97
	10.00	11.00	1.00	0.86
HRDD186	3.00	4.00	1.00	0.55
	11.00	14.00	3.00	7.18
HRDD187	0.00	3.00	3.00	1.31
	4.20	5.20	1.00	0.96
	7.00	10.00	3.00	0.96
HRDD188	8.00	9.00	1.00	3.10
	13.00	14.30	1.30	1.18
HRDD191	3.00	4.00	1.00	1.29
	5.00	7.00	2.00	1.45
	12.00	13.00	1.00	0.64
HRDD192	10.00	12.00	2.00	3.25
HRDD193	0.00	3.00	3.00	1.20
	4.00	5.00	1.00	1.57
	6.00	7.00	1.00	0.55
	9.00	11.00	2.00	2.38
HRDD194	0.00	4.00	4.00	2.05
	6.00	7.00	1.00	0.52
	8.00	12.90	4.90	1.41
	14.60	19.15	4.55	2.23
	22.00	24.00	2.00	0.80

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
HRDD195	8.00	9.00	1.00	0.81
HRDD197	0.00	2.00	2.00	1.35
HRDD198	0.00	1.00	1.00	1.06
HRDD200	0.00	3.00	3.00	0.75
	5.00	6.20	1.20	2.97
	7.90	11.00	3.10	2.87
	13.00	14.00	1.00	1.74
HRDD201	7.00	8.00	1.00	0.53
	17.00	21.00	4.00	2.74
HRDD202	7.00	8.00	1.00	16.20
	9.00	10.00	1.00	3.46
	15.50	17.00	1.50	2.55
HRDD203	17.00	18.00	1.00	1.45
HRDD204	4.00	5.00	1.00	0.71
	12.00	14.50	2.50	3.37
	23.20	24.20	1.00	3.03
	25.00	26.00	1.00	0.84
HRDD205	21.00	24.00	3.00	3.19
	35.40	37.00	1.60	1.57
HRDD207	0.00	3.00	3.00	1.30
HRDD208	0.00	4.00	4.00	6.82
	13.00	14.00	1.00	1.03
HRDD209	15.00	16.55	1.55	1.29
HRDD210	0.00	2.00	2.00	0.87
	2.80	4.00	1.20	0.74
	5.00	8.00	3.00	2.71

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
	19.30	21.00	1.70	0.81
HRDD211	2.00	3.00	1.00	2.94
HRDD212	0.00	1.00	1.00	0.63
	11.00	11.70	0.7	0.83
	13.00	14.00	1.00	0.63
	15.00	16.10	1.10	1.15
	17.00	17.90	0.90	0.94
	19.00	21.00	2.00	0.98
	22.00	22.70	0.70	0.51
HRDD213	0.00	1.00	1.00	1.13
HRDD218	7.00	7.60	0.60	0.84
HRDD218	9.00	10.00	1.00	1.43
HRDD219	1.00	3.00	2.00	1.52

Table 11 - Ho Ray Infill Holes - Significant Gold Assays

Thac Trang

Thac Trang is located some 400 metres southeast of the Ho Ray deposit. There was only limited RC drilling (wide spaced) completed in this prospect area in 1996 and nothing significant was done during the period extending from 1997 to early 2003.

The potential of the Thac Trang prospect was realised from the results of a field mapping and prospecting program conducted in late 2003. Follow-up surface work in early 2004 identified significant mineralization that returned assays of 2.71 g/t Au over 36 metres including 18 metres at 4.45 g/t Au from surface chip sampling along a bulldozed surface exposure.

Subsequent drilling of the discovery area outlined extensive alteration and mineralization that gave encouraging assays, for example; 11.69 g/t Au over 6.0  metres and 3.31 g/t Au over 4.4 metres in hole 143 and 1.67 g/t Au over 15  metres including 8.59 g/t Au over 2.0 metres in hole 136. The full list of significant assays is shown in Table 13 - Thac Trang RC & Diamond Drill Holes: Significant Gold Assays.

The Thac Trang mineralization is hosted within a series of sub parallel zones of highly altered, veined and sulfide bearing skarn, granite gneiss and schist rocks that dip moderately to the northeast.

To date, a total of 47 holes have been drilled with an aggregate total 3553.91 metres. These comprise 8 RC holes (361.5 metres) and 39 DD holes (3192.41 metres) – See Table 12 - Thac Trang Summary Statistics of Drilling – All Holes.

Year	Type	Holes	Metres
1996	RC	8	361.50
2004	DD	22	1,364.16
2005	DD	9	963.95
2006	DD	8	864.30
TOTAL		47	3,553.91

Table 12 - Thac Trang Summary Statistics of Drilling – All Holes

	From	To	Interval	Au
Drillhole	(m)	(m)	(m)	(g/t)
HRRC48	26.00	27.00	1.00	2.31
and	36.00	39.50	3.50	0.71
HRRC52	28.00	32.00	4.00	1.12
HRRC66	48.00	56.00	8.00	1.27
HRRC67	12.00	13.00	3.00	1.35
HRDD134	0.00	4.00	4.00	2.07
and	11.00	13.00	2.00	0.65
and	14.00	16.00	2.00	1.05
HRDD135	7.00	8.00	1.00	0.97
and	10.00	11.00	1.00	1.48
HRDD136	0.00	6.60	6.60	3.17

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
and	10.30	14.00	3.70	0.93
HRDD137	1.00	7.00	6.00	1.28
and	24.00	25.00	1.00	0.71
HRDD138	0.00	3.50	3.50	1.76
and	4.00	6.70	2.70	1.00
and	31.40	32.60	1.20	1.36
HRDD139	0.00	2.00	2.00	0.56
and	18.00	19.00	1.00	0.86
HRDD140	15.00	19.00	4.00	1.41
HRDD141	0.00	2.00	2.00	0.61
and	7.00	8.00	1.00	1.72
and	25.00	26.00	1.00	1.67
and	27.00	29.00	2.00	1.78
HRDD142	42.00	45.00	3.00	2.53
HRDD143	10.00	15.30	5.30	0.81
and	18.00	24.00	6.00	11.69
and	26.60	31.00	4.40	3.31
and	43.00	44.40	1.40	0.84
HRDD144	4.00	6.00	2.00	1.48
and	9.00	10.00	1.00	0.99
and	13.00	16.00	3.00	1.38
and	17.50	18.10	0.60	1.44
and	22.00	23.00	1.00	2.25
and	46.60	48.00	1.40	0.58
HRDD145	3.00	5.00	2.00	0.85
and	35.00	36.00	1.00	0.75

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
and	37.00	38.00	1.00	1.40
and	42.00	47.20	5.20	2.54
HRDD146	23.00	25.00	2.00	0.70
and	34.40	37.00	2.60	1.18
HRDD147	40.65	42.30	1.65	0.76
and	45.00	45.80	0.80	1.65
and	47.00	48.00	1.00	0.65
and	49.00	51.00	2.00	2.02
and	53.00	54.00	1.00	1.02
and	60.00	61.00	1.00	1.71
HRDD148	4.00	5.00	1.00	0.87
and	6.00	8.00	2.00	2.23
and	9.00	10.00	1.00	4.20
and	12.55	13.40	0.85	0.54
HRDD149	32.00	33.00	1.00	1.90
and	39.00	40.00	1.00	0.84
and	45.60	46.10	0.50	1.59
HRDD150	1.00	2.00	1.00	0.61
and	3.00	5.00	2.00	0.74
and	6.00	7.00	1.00	2.08
and	18.00	19.00	1.00	0.54
and	48.50	51.00	2.50	2.36
and	60.00	68.00	8.00	3.25
HRDD151	1.80	4.00	2.20	1.29
and	7.00	8.20	1.20	1.44
and	9.00	10.00	1.00	3.34

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
and	19.40	21.00	1.60	1.35
and	22.00	24.00	2.00	3.21
and	27.00	28.00	1.00	2.07
HRDD153	5.00	5.80	0.80	0.80
and	50.00	51.00	1.00	0.59
and	55.00	55.80	0.80	1.06
and	57.80	59.00	1.20	0.64
and	63.00	64.00	1.00	1.74
and	65.00	66.00	1.00	0.55
and	71.00	71.70	0.70	1.12
HRDD154	9.00	10.00	1.00	1.12
and	13.00	14.00	1.00	1.15
and	21.00	24.00	3.00	4.67
and	26.00	28.00	2.00	1.19
and	33.00	36.10	3.10	1.12
and	42.10	43.00	0.90	1.57
HRDD155	4.00	6.00	2.00	0.87
and	14.00	18.00	4.00	1.44
and	55.65	55.80	0.15	3.62
and	62.45	62.55	0.10	1.03
and	64.30	64.90	0.60	1.32
and	66.00	70.00	4.00	6.57
and	75.07	75.93	0.86	0.59
HRDD156	9.00	12.40	3.40	0.80
and	13.30	15.00	1.70	1.17
and	31.65	33.00	1.35	1.29

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
HRDD157	3.00	5.00	2.00	0.79
and	40.00	41.20	1.20	1.55
and	61.60	64.40	2.80	1.24
and	65.50	67.50	2.00	2.14
and	71.00	74.80	3.80	1.72
and	82.00	85.00	3.00	1.02
and	86.00	87.00	1.00	3.58
and	97.00	98.00	1.00	0.52
HRDD158	1.00	2.00	1.00	0.51
and	30.50	31.80	1.30	0.63
and	41.00	42.00	1.00	2.60
and	62.00	63.00	1.00	0.52
and	77.40	78.20	0.80	0.75
and	95.60	97.00	1.40	2.13
and	104.00	105.00	1.00	0.51
and	107.00	110.00	3.00	4.50
and	113.00	114.00	1.00	7.04
HRDD159	9.00	11.00	2.00	0.59
and	71.30	72.00	0.70	1.72
and	73.55	74.70	1.15	0.98
and	82.00	83.00	1.00	0.84
HRDD160	0.00	1.00	1.00	0.74
and	3.00	4.25	1.25	0.94
and	5.00	6.00	1.00	0.65
and	43.00	43.45	0.45	1.34
and	67.40	68.00	0.60	4.75

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
and	74.50	75.60	1.10	0.50
and	89.00	89.80	0.80	1.15
HRDD162	3.00	4.00	1.00	0.75
and	42.30	42.51	0.21	1.31
and	49.80	50.50	0.70	2.05
and	53.60	54.10	0.50	0.64
and	75.44	76.45	1.01	1.48
and	85.28	85.54	0.26	4.27
and	91.84	92.30	0.46	1.64
and	94.00	94.70	0.70	0.75
HRDD163	47.00	48.40	1.40	1.96
HRDD164	1.00	3.00	2.00	1.12
and	22.70	23.60	0.90	1.04
and	24.30	24.70	0.40	0.81
and	26.40	28.00	1.60	0.59
and	32.00	33.50	1.50	0.61
and	34.12	34.90	0.78	7.53
and	38.05	39.00	0.95	0.67
and	43.00	43.95	0.95	0.91
and	45.80	46.80	1.00	11.80
HRDD165	32.40	33.00	0.60	1.51
and	68.00	69.20	1.20	0.61
HRDD166	0.00	0.80	0.80	0.94
and	42.50	43.50	1.00	0.77
and	73.90	75.30	1.40	0.76
HRDD171	30.00	31.00	1.00	1.10

Drillhole	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
and	39.25	40.10	0.85	0.96
and	87.10	88.00	0.90	1.20
and	88.70	89.65	0.95	1.27
and	93.00	95.00	2.00	1.24
and	96.00	97.00	1.00	0.84
and	102.00	103.00	1.00	0.96
HRDD172	82.00	83.35	1.35	0.74
HRDD184	1.00	2.00	1.00	1.10
and	8.00	9.00	1.00	0.67
and	10.00	11.00	1.00	1.42
and	12.00	13.00	1.00	0.68
and	41.10	42.00	0.90	1.42
and	56.00	58.00	2.00	1.32

Table 13 - Thac Trang RC & Diamond Drill Holes: Significant Gold Assays

●    Rung De Prospect

The Rung De prospect is located approximately 500 metres to the west of Ho Ray.

Three outcrop samples (no. 50141, 50142 & 50143) of quartz-pyrite-arsenopyrite vein up to 4 metres wide form part of the dip slope into a creek where there is evidence of minor artisan mining activity. The samples were strongly anomalous in gold silver and base metals as set out in Table 14 - Rung De Prospect: Significant Reconnaissance Rock Samples. The geochemical signature has similarities to the Ho Ray deposit, though the tenor of Ag here is significantly higher.

Sample	Gold	Silver	Bismuth	Copper	Lead	Tellurium	Zinc
No	(g/t)	(g/t)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
50141	0.55	141	655	875	1258	35	57
50142	16.19	117.6	273	1090	599	16	119
50143	5.24	420	402	1382	561	22	165

Table 14 - Rung De Prospect: Significant Reconnaissance Rock Samples

Following up work was conducted in 2004 with 5 diamond drill holes (RDDD01-05,279.60  metres in total) completed and some encouraging results obtained (Table15  - Rung De Summary Statistics of Drilling – All Holes).

YEAR	TYPE	HOLES	METRES
2004	DD	5	279.60
2006	DD	7	731.25
TOTAL		12	1010.85

Table 15 - Rung De Summary Statistics of Drilling – All Holes

In 2005 an induced polarization (I.P.) survey was completed at Ho Ray-Thac Trang which outlined a 1.6 kilometre long anomaly trending southeast from Rung De.

The 5 shallow exploratory diamond drill holes completed at Rung De in 2004, tested a portion of the coincident I.P. feature over a 160 metre strike length and returned significant skarn alteration that hosted encouraging gold values such as 2.27 g/t Au over 5.3 metres including 3.38 g/t Au over 1.0 metre and 9.26 g/t Au over 0.8 metres in hole RDDD02.

In 2006, the I.P. anomaly was tested by 7 diamond drill holes (total 731.25 metres). Of the 7 holes drilled 5 were for testing the I.P. anomaly (RDDD06, 07, 08, 11 & 12). The remaining two holes (RDDD09-10) were drilled in the area drilled in 2004.

Results include: 1.00 metre @ 0.61 g/t Au (RDDD06) and 0.56 metres @ 3.46 g/t Au (RDDD09). Summary of significant intercepts are outlined in Table 16 - Rung De Diamond Drill Holes Significant Gold Assays as follows:

Hole ID	From	To	Interval	Au
	(m)	(m)	(m)	(g/t)
RDDD01	9.00	10.00	1.00	0.54
RDDD01	34.30	35.00	0.70	7.50
RDDD02	32.90	35.00	2.10	1.96
RDDD02	36.00	36.80	0.80	9.26
RDDD03	30.00	31.00	1.00	3.71
RDDD04	41.70	42.10	0.40	1.60
RDDD04	42.70	43.65	0.95	1.66
RDDD06	5.00	6.00	1.00	0.61
RDDD09	55.90	56.46	0.56	3.46

Table 16 - Rung De Diamond Drill Holes Significant Gold Assays

While the mineralized zones are not particularly wide or high grade they do demonstrate that gold mineralization is present. Given their location with respect to Ho Ray and Thac Trang, approximately 300 metres to the west, this opens up the potential for parallel mineralized structures beneath the intersections at Rung De, mineralization between Rung De and Ho Ray and by extrapolation the depth potential at Ho Ray and Thac Trang.

● Thac Trang NE

The prospect area is located approximately 700 metres to the NE of Thac Trang.

Several float samples of mineralized quartz collected during the 2006 mapping program contained anomalous gold. Two of these assayed 1.46 and 3.48 g/t Au, respectively.

A trenching program was completed to determine the significance of these results.

Trench 12 was excavated from south to north. It has a gold mineralized intercept of 14 metres @ 1.86 g/t Au. This includes 8 metres @ 1.03 g/t Au and 6 metres @ 2.97 g/t Au. Trenches 14 and 15 were dug 25 metres either side of Trench 12, however no significant assays were returned.

Trench 16, designed to confirm the strike and dip of the mineralization in trench 12 was excavated in an east-west direction.

It intersected several zones of mineralization, which from east to west comprise, firstly, 5 metres @ 8.43 g/t Au incl. 2 metres @ 16.10 g/t Au (granite gneiss cut by a brecciated smoky quartz + arsenopyrite + pyrite vein to 20 – 30 centimetres thick, 160o/W – 42o/SW dip), secondly 2.0 metres @ 1.17 g/t Au (weathered granite gneiss and quartz + brecciated quartzite with MnO along fractures, 160o/42oSW) and thirdly, 5 metres west of first zone, 2.0 metres @ 1.98 g/t Au (weathered sericite schist, chlorite altered and cut by small quartz vein with sulfide and limonite).

Trench 17 was then excavated along the mineralized horizon that had been found in Trench 16. Fifteen (15) continuous and six (6) vertical chip samples were taken. Gold assays ranged from 0.02 to 21.3 g/t Au and included 10 metres at 10.695 g/t Au along the trench. Vertical sampling (from 1.0 to 1.6 metres height) of the best 5 metres of mineralized rock produced assays that ranged from 5.99 to 19.9 g/t Au and averaged 13.4 g/t Au.

Two follow-up exploratory drill diamond core holes – TTNEDD01 & 02 (total of 114.2 metres) tested the target.

Several, mineralized intervals were intersected by these two holes:

•	TTNEDD01: 1.70 m (24.10 – 25.80 m) @ 0.41 g/t Au incl. 0.90 m @ 0.56 g/tAu (24.10 – 25.00 m); 3.00 m (30.00 – 33.00 m) @ 0.27 g/t Au incl.1.00 m @ 0.50 g/tAu (31.00 – 32.00 m);

•	TTNEDD02: 1.70 m (22.00 – 23.70 m) @ 0.33 g/t Au incl. 0.70 m @ 0.58 g/t Au (23.00 – 23.70 m).

While the tenor of gold mineralization is lower than elsewhere in Bong Mieu North the trench results are encouraging and further drilling may be warranted although there is no work immediately planned for this area.

● BM Northwest

Bong Mieu North-West is centred approximately 1.5 kilometres west of the Bong Mieu site office. Exploration from 2005 has included outcrop and float sampling and follow-up trenching. Surface sampling has outlined a 450 metre by 200 metre area of alteration with anomalous gold values including one grab sample containing 26.9 g/t Au.

Two trenches were excavated with a combined length of 61.0 metres. Anomalous gold values range from 0.14 to 3.86 g/t Au.

The prospect has potential to host gold mineralized siliceous breccia and Ho Ray-style calc-silicate mineralization.

9.3       Exploration 2007-2008

BMGMC have embarked upon a vigorous and intensive exploration program. The Company is currently mining the Ho Gan Deposit with ongoing exploration to extend this resource. A drilling, face sampling and test pitting program is nearing completion. When this is finished geological modelling and resource estimation work will be applicable to update/extend this mineral resource.

Other exploration is designed to fully test the economic potential of all the known gold occurrences within the investment licence over the next two years.

The planned programs on an area by area basis are:

● Bong Mieu East

At Bong Mieu East, which covers the Ho Ray and Thac Trang deposits, Rung De, Thac Trang North East, exploration will focus on infill drilling of the Ho Ray and Thac Trang deposits to lift the mineral resource status from Inferred to Indicated and Measured to support mine scoping studies. This will involve diamond drilling totalling around 15,000 metres with the drill out at between 25 to 50 metre centres.

In addition, a further 1,770 metres of exploration drilling is planned to evaluate areas to the north and west of Ho Ray and north east of Thac Trang that have been identified as exploration targets based on strong IP anomalies and reconnaissance drilling. The precise number of holes, their position and total meterage will vary though out the course of the program depending on results as they are received.

● Bong Mieu West

The area lies to the west of Ho Gan (Bong Mieu Central). Past trenching has produced encouraging results here. A program of mapping, deep soil sampling and (depending on results) 480 metres of drilling is planned to test this area.

● Bong Mieu North West

The area lies to the North West of the Bong Mieu site office and on the north side of the Bong Mieu anticline. Past exploration, particularly since 2005, has highlighted areas of strongly anomalous gold with values of 0.14 to 3.86 g/t Au in trenches and float and outcrop samples that yielded values from a low of 0.02 g/t Au to as high as 26.90 g/t Au. Potential targets in this prospect are siliceous breccias and calc-silicate mineralization similar to that hosting the Bong Mieu East resource at Ho Ray and Thac Trang.

The planned 2007 follow up work will consist of auger drilling to bedrock to determine the nature and extent of the soil anomaly, pitting/trenching to define drill targets and drilling if warranted.

● Bong Mieu South-East

This includes the Nui Kem deposit as well as the Nui Kem Upper Veins and Saro Hill.

At Nui Kem the Company plans to develop a decline from surface to a level below the old bottom of the mine from where a hanging wall drive is to be developed. Exploration holes are then planned to be drilled to determine the extent and value of the resource.(1,200 metres budgeted) The decline development has the added benefit of providing access to the old parts of the mine from which economic mining operations could commence. A scoping study for the development and mining of the Nui Kem deposit is in progress and this will include an up date resource estimate.

The Nui Kem Upper Veins are currently being tested with a planned program of 3,475 metres in 28 holes. This program is designed to test the resource potential at 100 metre centres and will be followed up with infill drilling if warranted.

Saro Hill lies to the east of Nui Kem Upper. Adit and outcrop mapping and sampling has shown a mineralized zone generally trending NE to almost EW and gently dipping (15o– 30o) towards the south and southeast. It is hosted in quartz veins and breccias.

A program of drilling is planned in 2 phases. The first comprises 300 metres in 4 holes and depending on the results of these will be expanded to define the limits of any resource at 100 metre centres with 2,880 metres of drilling in 29 holes.

● Bong Mieu South

At Nui Kem West mapping and sampling of extensive artisanal mines workings has revealed an gold mineralized vein system that appears to be the western extensions of Nui Kem Upper Vein which is cut by a post mineral fault trending NW dipping 70o to 80o to the Northeast. The zone is generally trending NE and gently dipping to the SE (10o– 25o), hosted in quartz vein and breccia.

Further target definition work is planned to be followed by a staged drill program that will consist of 5 holes for 380 metres. If results warrant a further 3,760 metres of drilling in 26 holes is budgeted to define the limits and extent of the resources.

Suoi Tre lies to the south west of Nui Kem West. Here the the mineralized zone is hosted in quartz vein and breccia and follows a steeply dipping (80o– 85o) structure generally striking SW-NE.

The program here will involve target definition with a 5 drillhole program initially, followed by a comprehensive drill program to drill the structure on approximately 100 metre centres.

Area	Prospect	No of	Metres
		Holes
Bong Mieu East	Ho Ray Infill	128	9,065
	Ho Ray Exploration	12	1,190
	Thac Trang Infill	78	5,935
	Thac Trang Exploration	6	580
	Sub-Total	224	16,770
Bong Mieu West	Ho Nuoc	19	480
Bong Mieu North West		9	440
Nui Kem South-East	Nui Kem		1,200
	Nui Kem Upper Veins	24	3,475
	Saro Hill Phase1	4	300
	Saro Hill Phase 2	29	2,880
Bong Mieu South	Nui Kem West Phase1	5	380
	Nui Kem West Phase 2	26	3,760
	Suoi Tre Phase 1	5	540
	Suoi Tre Phase 2	27	3,340
Total Metres of Drilling Budgeted.			33,565

Table 17 - Exploration and Resource Drilling 2007-2008

10.0	DRILLING

10.1	Historic Drilling 1994 to 1996

Drilling completed during the period 1994 to 1996 by Indochina Goldfields Ltd, was concentrated on the Ho Gan and Ho Ray prospects with a limited amount of RC drilling at Ho Ray West, Bong Mieu North and Thac Trang.

The drill contractors for Ho Gan in 1994 and 1996 were Drillcorp Ltd and Radial Drilling Pty Ltd both from Australia. Radial carried out the drill programs on Ho Ray alone during 1994, 1995 and 1996.

Details of all historic holes are summarised in Table 18 - Summary of Drilling Statistics 1994 to June 2007.

 Ho Gan – A total of 51 reverse circulation percussion (RC) holes were drilled totalling 1,864 metres (depths range from 27.5 metres to 85 metres).

Holes were either inclined at 60° (46 holes) or were vertical (5 holes). The majority were drilled along two parallel northeast oriented lines spaced 250 metres apart and along one (perpendicular) northwest line. Holes were spaced approximately 40 metres apart along the lines.

In addition a limited number of scout exploratory holes were drilled on the main access track that traverses the area.

Ho Ray - Some 96 RC drillholes totalling 5,942.8 metres (depths from 30.0 metres to 123.5 metres) were completed at Ho Ray. In addition, 21 diamond core holes (DD holes) totalling 1,235.45 metres (depths from 30.0 to 107.7 metres) were drilled. One of these used a RC pre-collar.

HQ (63.5 mm) and NQ (47.6 mm) core diameters were used for the diamond drill holes to maximise core recovery and provide representative samples for analysis.

Drillholes were inclined at 60° (97 holes) and 90° (19 holes). Most of the holes were drilled along eleven (11) parallel lines oriented at an azimuth of 0600T, spaced 50 metres and 100 metres apart. Drillhole spacing along the grid lines ranged from approximately 30 metres to 60 metres.

To the east of the grid based drill program nine holes were drilled to test beneath widely scattered surface workings and associated altered rocks.

RC drillhole HRRC32 was twinned by core hole HRD102 to compare the results from coring as opposed to RC drilling. The results were found to be similar with HRD102 intersecting 2.24  g/t Au over 21 metres and HRRC32 intersected 2.42 g/t Au over 20 metres.

10.2	Olympus Drilling Program 2003 to Present

In 2003 six vertical pits were designed to obtain metallurgical samples of the oxide and sulfide ore at Ho Ray and were excavated by the Vietnamese contractors MINCO. Four pits (Pit 1 to 7 metres, Pit 2 to 8 metres, Pit 3 to 8 metres and Pit 5 to 15 metres) were completed to design depths. Two pits (Pit 4 to 16 metres and Pit 6 to 10.5 metres) were prematurely abandoned due to water inflow. Despite the problems with Pits 4 and 6 sufficient samples of both mineralization types was collected for the intended metallurgical testwork.

A total of 1.3 tonnes of oxide material was collected (Pit 2 from 3 to 8 metres and Pit 3 from 0 to 8 metres) being 100 kilograms of material from each vertical metre of sample after mixing on metal plates. An additional 1.3 tonnes of duplicate oxide material was also collected. A total of 1,265 tonnes of sulfide material was collected (Pit 1 from 3 to 7 metres, Pit 4 from 13 to 16 metres and Pit 5 from 11 to 15 metres) being 115 kilograms of material from each vertical metre of sample. A similar amount of sulfide material was also collected as a duplicate sample.

The pits were geologically mapped and logged. The pit log descriptions compare well with the descriptions of chips from the previous reverse circulation percussion drill holes near the pit locations. The pits were also channel (Pits 2, 3 and 4) and rock chip (Pits 1 and 5) sampled vertically down one wall for geochemical assay (Au, Ag, Cu, Pb, Zn, As, Bi, Te, W and Fe). No sample preparation by Bong Mieu staff was undertaken on the 24 channel and rock chip samples collected. Samples were dispatched to Genalysis in Perth, Australia for geochemical analysis.

During 2004-2006 several drilling programs were completed, comprising 7 condemnation holes and 59 infill holes at Ho Gan (total 760.30 metres), 48 holes (total 1,250.10 metres) at Ho Ray for metallurgical sampling and resource delineation, and 39 exploration holes (total 3,192.41 metres) at Thac Trang. A further 44 holes (total 3,745.05 metres) were drilled at Nui Kem, Ho Gan, Rung De, Thac Trang NE as infill, exploration, geotechnical and condemnation purposes.

The 2007 drill program is in progress at the Nui Kem Upper Vein prospect. Details of this and the rest of the 2007 – 2008 exploration programs are discussed in Section 9.

The drill contractor for the current program is DMTC (a joint stock company) and Intergeo, a division of DGMV (a government department under MoNRE) from Hanoi. The rig being used is a Longyear 38 and is drilling using a wireline double tube system in HQ and NQ core sizes. Prior to 2006 the drilling was done by conventional means (as opposed to wireline coring). Much of the 2004 coring was PQ diameter (83 mm).

A break down of drilling statistics since 1994 to 30 June, 2007 is shown in Table 18 -Summary of Drilling Statistics 1994 to June 2007.

Prospect	Year	Type	Holes	Metres	Notes
Ho Gan	1994	RC	46	1,703.00
	1995	RC	5	161.00
	2004	DD	228	2,199.71	Infill
	2004	DD	7	105.00	Condemnation
	2005	DD	8	98.30	Infill
	2007	DD	51	557.00	Infill
Sub-Total Ho Gan			345	4,824.01
Ho Ray	1994	RC	71	4,364.00
	1995	RC	12	757.50
	1995	DD	3	251.30
	1996	RC	4	398.00
	1996	DD	18	1,046.45
	2003	Pit	6	64.50
	2004	DD	1	30.50
	2006	DD	47	1,219.60
Sub-Total Ho Ray			162	8,131.85
Thac Trang	1994	RC	8	361.00
	2004	DD	22	1,364.16
	2005	DD	10	1,113.95
	2006	DD	7	714.30
Sub-Total Thac Trang			47	3,553.41
Other Areas

Prospect	Year	Type	Holes	Metres	Notes
Nui Kem South	2005	DD	5	1,329.00
Nui Kem Upper	2007	DD	2	201.00
Nui Kem North	2004	DD	1	57.90
	2006	DD	2	120.00	Geotech holes
Bong Mieu North	1995	RC	22	1,339.00
Ho Gan West	2004	DD	12	733.10
Ho Gan North	2004	RC	4	54.40
Ho Gan East	2006	DD	2	90.60
Ho Ray West	1995	RC	17	1,043.00
Thac Trang NE	2006	DD	2	114.20
Bong Mieu Bridge	2004	DD	1	10.00	Geotech holes
Bong Mieu Cemetery	2005	DD	1	24.00	Geotech holes
Rung De	2004	DD	5	279.60
Rung De	2006	DD	7	731.25
Sub-total Other Areas			83	6,127.05
BONG MIEU TOTAL (30 June, 2007)			637	22,636.32

 Table 18 - Summary of Drilling Statistics 1994 to June 2007

11.0	SAMPLING METHOD AND APPROACH

11.1	Prior to Olympus Pacific

At Ho Gan and Ho Ray, pits and trenches were channel sampled where practicable, with sample width generally 1 metre, depending on lithology and mineralization. At Ho Gan, RC sample intervals were generally 1 metre, ranging from 0.5 metre to 1 metre. At Ho Ray, RC samples were initially 1 metre but this became 2 metres over time. In general RC samples were obtained via a rotary sample splitter attached to the drill rig cyclone, which captured drill cuttings, such that one sample was collected for logging and assay purposes, and one sample, of the same volume, was collected for archiving. At Ho Ray diamond drill core was sampled on 0.4 metre to 2.2 metre intervals depending on lithology and mineralization.

Olympus has reviewed all these historic data in detail and considers that the procedures employed for sampling the pits, trenches, outcrop, RC and diamond drillholes for both Ho Gan and Ho Ray produced representative and unbiased samples and that data density was sufficient to establish the degree of geological and grade continuity appropriate for the procedures used for Mineral Resource modelling and estimates. WGM came to a similar conclusion in 1997 and had no reason to change their opinion in their 2004 report. Terra Mining Consultants/Stevens & Associates have reviewed these data and have come to a similar conclusion as to its adequacy for the purpose that it is being used.

11.2      Olympus Pacific

● S urface sampling

The surface reconnaissance programs completed by Olympus in 2002 and 2003 that included outcrop sampling, sampling of old trenches and pit sampling used channel and chip sampling techniques as far as was practicable. Limited outcrop exposure in some instances necessitated the collection of float samples.

●  Underground sampling

At Nui Kem extensive underground sampling of old adits utilised channel sampling techniques with sample intervals based on mapped geology. Sample positions were surveyed and the data entered into the database for resource modelling. In addition all artisanal workings have been sampled where safe access can be gained.

●  Drill Core Handling & Logging Protocol

Pre Olympus

WGM reported in 1997 that extensive petrological, petrographic, mineralogical, structural, specific gravity and geotechnical work was carried out on the Ho Ray diamond drill core and that numerous reports were prepared. Core was photographed while wet and Rock Quality Designation ("RQD") measurements were taken. RC rock chips were geologically logged in detail. We have not reexamined these data during the preparation of this report. Density determinations were made on site by Bogomin technical staff on 295 waste and mineralized core samples from Ho Ray. Densities were determined by immersing a dry core sample in liquid wax (to seal pores in the rock) weighing it in air and then when immersed in water. The difference in the two weights is the weight of the water displaced by the volume of the core sample. The density of the core sample is the ratio of its weight in air to the difference between its weight in air and its weight immersed in water.

Olympus to 2004

Drill core was placed in labelled, locally made metal trays. Preliminary lithological logging was carried out at the drill site and followed by photography and detailed lithological and structural (including RQD) logging on to paper log sheets, at the Bong Mieu field office.

The data from the drill logs was then manually entered into an MS Excel database.

Olympus 2004 to 30 June, 2007

1.
The drill contractor, (Intergeo and DMTC, Hanoi based contractor), are currently using a Longyear 38 wireline rig and drilling double tube HQ diamond core holes. Where drilling conditions dictate, the drillers reduce the core size to NQ. Drill core is placed by the contractor into metre long metal core trays with the runs marked by core blocks. Currently a 1.5 metre core barrel is being used. Due to the fact that the double tube core is produced there is a certain amount of disruption to the core before placement in the trays.

2.
The supervising geologist/junior geologist completes a skeleton log and measures core recovery on site before transport by 4WD vehicle back to the core and sample processing facility at Bong Mieu site office. Drill core is covered and secured to minimise disruption of core during transport from the drill sites.

3.	The core is received at the logging facility at Olympus’ site office in Bong Mieu. The core is marked out, cleaned and photographed, core recoveries measured and geotechnically logged.

4.	The junior geologist and supervising geologist geologically log the core onto standard paper geological logging sheets, the data from which is then entered in the Company’s computer database.

5.
The geological staff selects the mineralized intercepts, significant veining, and silicification or disseminated sulfide zones. They then mark out the intervals for sampling. Sample intervals are generally selected based on geological contacts and/or at 1 metre intervals, which ever are the lesser. General practice is to sample several metres either side of mineralized intercepts.

6.	The drill core then passes to the sample preparation staff as discussed in Section 12.0.

In general terms the procedures being followed for drill core handling and processing are consistent with standard industry practice. Core delivery from the contractor to the client would be improved by use of triple tube HQ coring technology and would provide the opportunity for conducting core orientation procedures to aid in structural interpretation of the mineralization.

The drill holes in the current program are mostly vertical and have had had their collar positions surveyed. There have not been any downhole camera surveys conducted in the past of the vertical holes, as far as we can ascertain. Some of the angled diamond holes have had down surveys recorded. While the deviation for vertical holes is not likely to be materially significant, especially for shallow holes we recommend that in the future holes are camera surveyed at 50 metre intervals down hole, especially for all angle holes.

●  Metallurgical

Samples for metallurgical test work have been collected from Ho Gan and Ho Ray from test pits and from Thac Trang by quartering drill core from mineralized intercepts.

Pit sampling involved taking 1 metre vertical intervals and stockpiling them separately on the surface. In addition representative samples were taken from each sample for analysis and the face of each pit channel sampled and mapped for assay comparison purposes and for checking RC sample descriptions.

12.0	SAMPLE PREPARATION, ASSAYING & SECURITY

12.1	Pre-Olympus

●  Sample Preparation

In general, bedrock, trench and pit samples were 15 kilograms to 20 kilograms in weight.

Samples were crushed to <0.3 mm at the sample preparation facility at the field office and a 1 kilograms (later 0.5 kilograms) sample prepared from this material by coning and quartering.

At Ho Gan, 4 metres composite RC rock chip samples were prepared and panned. If the presence of gold was indicated, a sub-sample of each 1 metre sample was sent for assay. If not, a sub-sample of the composite was sent for assay.

At Ho Ray, during the 1995 drilling program RC samples were initially collected as 4 metre composites, prepared and sent for analysis. If a composite sample assayed greater than or equal to 0.5g/t Au, its respective four (4) individual samples were then prepared and assayed separately. Later in the program samples were collected at 2 metre intervals.

At Ho Ray diamond drill core was cut by diamond saw. One half was sent for assay and the other half retained as an archive for future reference.

●  Assaying

Initially, outcrop, pit and trench samples were sent to the Analytical Centre of the General Department of Mining and Geology laboratory in Hanoi, Vietnam. These samples were found to have been contaminated during lab preparation and the results were excluded from the database. Subsequently, samples were sent to Analabs in Perth, Australia, SGS (Thailand) Limited in Bangkok, Thailand and Genalysis in Perth. All samples were assayed for gold (fire assay with an atomic adsorption spectrometry ("AAS") finish). Some were assayed for silver and/or a small base metal-related element suite by AAS. RC samples were sent to Analabs in Perth and to BSE/Analabs in Hanoi. The Ho Ray drill core samples were sent to BSE/Analabs in Hanoi. Gold was determined in all cases by fire assay with an AAS finish. A limited amount of multi-element assaying was done on drill core.

●  QCQA

At Ho Gan, analytical precision and accuracy were monitored by the regular inclusion of internal standards, re-assaying of replicates and duplicates and by inter-laboratory checks. At Ho Ray, initial QAQC on RC samples consisted of using selected internal samples as standards for routine submission, by internal laboratory control, by re-sampling and repeating assays on higher grade material and by comparing individual 1 metre sample assay results with 4 metre composite values. Later in the RC programs QAQC was maintained through the insertion on site of one standard sample for every 10 samples. If significant variations were apparent then the affected sample and adjacent samples were re-assayed. Repeat assays showed good precision (±15%). For the Ho Ray core drilling, no standards were inserted on site but a number of pulps were chosen for re-assay.

While the historic QAQC protocols fall short of today’s standards, Olympus is satisfied that the assay results are accurate and suitable for inclusion in the databases used for resource estimation.

WGM had no reason to doubt validity of Olympus’s conclusions as to validity of this historic data in their 2004 report. Terra Mining Consultants/Stevens & Associates has not found any evidence to doubt these conclusions. It is noted that Olympus is now using diamond drilling for all its resource data. Closer spaced diamond drill holes will increase confidence levels and to some extent supercede the early RC drilling.

●  Security

The sampling procedures and handling protocols were managed by Indochina Goldfields (now Ivanhoe Mines). They are a Company of high repute and there is no reason to suspect that any samples were tampered with.

12.2      Olympus Pacific to 2004

●  Sample Preparation

The Ho Ray pit, channel and chip samples were sent to Olympus’ sample preparation facility for the Phuoc Son project at Kham Duc, where they were crushed to -1 mm (150#) and 500 gram splits sent to Genalysis in Australia. Care was taken that the rotary crushing consistently produces pulps at -1 mm with hand pulverizing done on oversize when necessary. Other Bong Mieu reconnaissance work surface samples were bagged and shipped to Genalysis without being crushed.

Samples collected for metallurgical testing were subject to some preparation in Vietnam. Fifty bags of Ho Gan samples (referred to above) totalling about 1.6 tonnes were shipped to the Olympus sample preparation facility in Kham Duc where they were crushed to -75 mm. A bulk sample of 480.5 kilograms was prepared and shipped to SGS NZ Ltd in Auckland, New Zealand for test work. The Ho Ray metallurgical samples were also crushed to -75 mm at Kham Duc. A 516 kilograms oxide sample was prepared from which 500 kilograms was extracted and shipped to SGS. An 828 kilograms sulfide sample was also prepared and 500 kilograms of this material shipped to SGS along with the other two samples.

Another Ho Gan metallurgical sample was prepared, this one 50 kilograms. The sample was crushed to -25 mm at Kham Duc and shipped to Gekko Systems Pty Ltd (“Gekko”), Ballarat, Australia.

The 2004 drill core was cut in half by diamond saw; one half is dried, jaw and rotary crushed to -1 mm at the field office. A 500 gram split is sent for assay to Mineral Assay and Services Co., Ltd. (“MAS”) in Bangkok, Thailand. The other half core is returned to the core box and retained as an archive for future reference.

●  Assaying

All of the 2003 assaying was carried out by Genalysis, which is an accredited NATA (National Association of Testing Authorities, Australia) laboratory and a Member of the Standards Association of Australia. Gold was assayed by fire assay with an AAS finish on 50 gram samples. Multi-element assaying was also carried out, using AA/OES (Optical emission spectrometry) methodology.

The 2004 drill core assaying is being carried out by MAS. The MAS Laboratory is certified by the Thailand Department of Industrial Works and Ministry of Industry. Gold is assayed by fire assay with an AAS finish on 50 gram samples. Multi-element assaying is also carried out, using Inductively Coupled Plasma (“ICP”) and sometimes X-ray fluorescence (XRF) techniques.

●  QAQC

A blank sample and standards were included in surface sample batches, pit, channel and chip sample batches and batches of check samples drawn from metallurgical composites during 2003. In addition Genalysis had their own internal QAQC program where they inserted standards and re-assay samples on a regular basis. Blanks were prepared from a known sterile limestone source near Da Nang and standards were from a commercial source.

For the 2004 drilling, 1 blank, 2 standards and 1 duplicate sample were inserted on site for each 30 sample batch prior to shipment. The blanks and standards are the same as those used during 2003 for surface sampling QAQC.

Following completion of the 2004 drilling, Olympus quarter split selected portions of the core and sent these umpire samples without preparation to Genalysis in Perth, Australia for independent analysis as part of its QAQC program. WGM approved the Olympus QAQC program in their 2004 report and Terra Mining Consultants/Stevens & Associates have no reason to doubt the validity of this QAQC program.

●  Security

Outcrop, trench and pit samples taken in 2002 and 2003 were generally in the care of Olympus geologists at all times between collection and shipping to the assay laboratory. The field office compound was secure.

During the 2004 diamond drilling program all drill core was removed from drilling sites to secure sample preparation facilities at the field office in Bong Mieu as soon as practical. All samples were packaged securely and each sample batch promptly driven to Da Nang for air freight direct to the laboratory, accompanied by sample dispatch sheets and bills of lading, copies of which are retained with the sample ledger.

12.3 Olympus Pacific 2004 to 2007

●  General

In July, 2005 Olympus commissioned H.S.Castillo to review the quality control and quality assurance procedures that BMGMC were using for their drill programs at Bong Mieu. This was to ensure that the procedures being employed were to industry best practice and that the reporting of assay data from the Bong Mieu Project is of the highest quality that all disclosure meets or exceeds Canadian Institute of Mining and Metallurgy (C.I.M.M.) best practices and guidelines and Canadian NI43-101 standards of disclosure. His recommendations have been adopted by Olympus and the procedures described below essentially are as described in his report and from the observations and enquiries made by Terra Mining Consultants/Stevens & Associates.

●  Sample Preparation

The core to be sampled is selected using the protocols described in Section 11.2. The core is sawn by diamond saw or split (where too soft to cut) into approximately equal halves with one half sent for analysis and the remaining half labelled and retained in core boxes for future reference. The geologist logging the core supervises core cutting and ensures that the core is cut along the apex of any veins or significant mineralized structure to prevent bias. He also ensures that the sequence for insertion of blanks, duplicates and standards is followed.

Each sample of core is assigned a unique sample number from the pre-printed sample tickets. The core samples are then dried, jaw crushed and rotary crushed to -1 mm size. All equipment is cleaned between samples with cleaning rock, cleaning sand and then blown with the dry air.

The sample is then split using a riffle splitter to produce 2 sub-samples of homogeneous material each weighing 500 grams. These are placed into clean, new transparent plastic sample bags into which one pre-printed sample tickets is also placed into each bag and the sample number written in indelible ink on each bag as a cross reference.

One sample is sent for assay and the other retained as a duplicate. The residue not sent for assay is also retained on site for future reference and check assaying etc.

The third and final sample ticket remains in the sample ticket book with the drillhole number and meterages filled in. Occasionally half core is not prepared on site and is dispatch to the laboratory in Thailand for sample preparation and assay. Custom sample tags have been printed with Bong Mieu Gold Mining Ltd.’s (BMGM) name and samples numbers. The lab is required to notify Olympus if the samples do not arrive with the Olympus seals intact and to retain all seals so that a probable Chain of Custody is available.

Sealed sample bags are be placed in locked metal boxes in sequence for shipment to the laboratory. The geologist sending the sample shipment keeps a record of all samples shipped. The samples are transported to Da Nang by road and then from Vietnam to Mineral Assay and Services Co. Limited’s (MAS) laboratory in Bangkok, Thailand by TNT. Assay results are then electronically distributed to authorized personnel and a hard copy of Assay Certificates is sent to Olympus’s office in Da Nang, Vietnam.

Assaying

Samples are assayed at MAS Laboratory in Bangkok, Thailand .The Thailand Department of Industrial Works and Ministry of Industry certify the MAS laboratory.

1.	Upon receipt, samples are sorted, inspected, logged and dried (if necessary and/or requested).

2.	Samples not prepared on site at Bong Mieu are passed through a jaw crusher and crushed to about ¼ inch.

3.	The samples are further reduced to minus 10 mesh by passing them through a Rhino Jaw crusher.

4.	An assay sample of approximately 200 to 250 grams is cut from each sample with a Jones Riffle. The reject from each sample is bagged, tagged and stored.

5.	Each assay sample including those previously sample prepared on site at Bong Mieu is then pulverized to minus 150 mesh. The samples are bagged and labelled.

6.	All equipment is cleaned between sample with cleaning rock, cleaning sand and then blown with dry air.

Gold is assayed by fire assay using a 50 gram charge with an Atomic Absorption Spectophotometric (AAS) finish, (detection limit 0.02 g/t Au).

The Laboratory inserts its own certified control standard at random in each batch of approximately 30 samples. In addition, the laboratory re-assays every 10th sample.

A suite of other elements are now analysed by several techniques, including; W, digestion by phosphoric acid leach and analysis by ICP-ES and F by NaOH fusion and analysis by specific ion electrode.

ICP analyses on 40 elements from selected mineralized intervals are carried out on a routine basis. These elements are: Mo, Cu, Pb, Zn, Ag, Ni, Co, Mn, Fe, As, U, Th, Sr, Cd, Sb, Bi, V, Ca, P, La, Cr, Mg, Ba, Ti, Al, Na, K, W, Zr, Ce, Sn,Y, Nb, Ta, Be, Sc, Li, S, Rb, Hf.

●  QAQC

Geochemical Standards

Olympus uses internal certified standards from ROCKLABS Ltd., of Auckland, New Zealand. They are certified and prepared by Malcolm Smith Reference Material Ltd., of No.2 Morriage Place Auckland 10, New Zealand. Olympus uses five Internal Certified Standards with Au assay values in the range of 1.805 g/t Au – 8.367 g/t Au. The origin of the reference material are feldspar and pyrite with minor quantities of finely divided gold and silver containing minerals that have been screened to ensure there is no gold nugget effect.

Olympus insert 2 internal certified standards in each batch of around 30 samples sent to the laboratory.

Castillo, 2005, in his statistical analysis of 174 of these certified internal standards representing 6.61% of the total samples from 31 holes at Thac Trang and a further 34 samples representing 5.27% from 5 drill holes at Nui Kem; showed the mean average of Olympus sample standard is 4.2496095 vs. mean average of MAS assay result of 4.221373563, at Thac Trang. This showed a mean average variance of -0.028235632 which is within the 95% confidence levels set on the Certified Analysis reference material.

In the case of the Nui Kem certified internal standards the mean average of Olympus’ Internal Certified Standards is 4.773882353 while MAS Au assays result is 4.878235284, shows a mean average variance of -0.104352941 which is within the 95% confidence levels set on the Certified Analysis reference material.

Duplicate Samples

In each batch of 30 samples one duplicate sample is inserted at random. Each duplicate has a unique number cross referenced to the primary sample. For both the Thac Trang and Nui Kem samples evaluated by Castillo, 2005, the assay results for the duplicate samples are nearly identical to their corresponding primary samples.

Blanks

Blank samples are inserted randomly in each batch to ensure that any possible sample contamination is identified. If significant sample contamination is identified by Olympus, the affected batch(s) are re-analyzed and appropriate steps taken to prevent future contamination.

Of the samples evaluated by Castillo the blank assays ranged from <0.02 (below detection) to 0.05 g/t Au, in rare instances.

Umpire Sampling

Since 2005 umpire samples are selected at a ratio of 1:10 and are sent to Genalysis in Perth for assay. Genalysis is an accredited NATA (National Association of Testing Authorities, Australia) laboratory and a Member of the Standards

Association of Australia.

●  Security

During the diamond drilling programs since 2004 all drill core has been removed from drilling sites to secure sample preparation facilities at the field office in Bong Mieu as soon as practical under the supervision of the site geological staff.

The core logging and sample preparation areas are manned during working hours and locked at night. The sample preparation and logging areas are under the supervision of the senior site geologist, junior geologist and sample preparation. The Company employs on site security personnel and only authorised persons may enter the compound.

All samples are packaged in sealed plastic bags and placed in secure steel boxes. These sealed boxes are then transported to Da Nang accompanied with sample dispatch sheets and bills of lading, copies of which are retained with the sample ledger. They are then air freighted using TNT to the MAS in Bangkok, Thailand or other laboratories as appropriate. The laboratory is required to notify Olympus if the samples do not arrive with the Olympus seals intact and to retain all seals so that a probable Chain of Custody is available.

Opinion on the Adequacy of Sampling, Sample Preparation, Security and Analytical Procedures

The authors consider that the sampling, sample preparation, security and analytical procedures and results detailed in this report by and undertaken by Olympus conform to the expected mining industry standards.

13.0	DATA VERIFICATION

13.1	General

The site visit conducted by Stevens and Associates and Terra Mining consultants included a number of checks on data verification including visiting drill sites and key geological outcrops at Ho Ray and Thac Trang, reviewing existing reports on geology and mineralization and observing that the data fits the current mineralization and geological models for consistency with the resource modelling.

13.2   Drillhole and Sample Location

A representative number of drill sites were inspected at Ho Ray and at Thac Trang. All holes inspected had the collars set in concrete with the drillhole number, depth, declination, and start and completion date recorded. These were photographed and the coordinates recorded with a hand held GPS unit (Garmin e-Trex Vista). Small discrepancies between the GPS readings and the surveyed positions in the database were consistent with accuracy limits of the handheld GPS.

13.3     Geological Logging

Drill core from several holes was reviewed by Terra Mining Consultants/Stevens & Associates with the physical rock in the core boxes compared with lithological descriptions in the drill logs. These were then checked against the lithological data entered into the database for the geological modelling. It is noted that many of the earlier holes had been re-logged by W. Shywolup in 2006 and assigned to the rock unit scheme devised by W. Shywolup and T. Sirinawin in 2002.

Terra Mining Consultants/Stevens & Associates are satisfied that the drill hole logging has been carried out in a professional manner, the data recorded and entered consistently into the database and is to accepted industry standards.

13.4     Sample Data Verification

Olympus store all original signed assay sheets in the Da Nang head office in locked shelving units the security for which is the responsibility of the Exploration Manager. Sample data verification was undertaken on samples selected from randomly chosen drill holes dating from 1995 to 2006 from Thac Trang and Ho Ray. The samples were tracked through from original signed assay sheets to the Company’s sample dispatch sheets, sample tags and the database to confirm accurate data transfer and database integrity.

Table 19 - Randomly Chosen Database & Assay Sheet Verification List lists the assays randomly chosen for database verification with the original assay sheets from the laboratory.

Drillhole	Sample	Sample	Assay	Au(Av) in	Au on Assay	Valid
	Interval	No	Despatch	Database	Sheet
HRRC04	18-19m	14084	1102	0.853	0.853	Yes
HRRC06	7-8m	14132	1103	0.502	0.502	Yes
HRRC17	26-27m	23022	1177	4.33	4.33	Yes
HRRC31	8-9m	16428	1149	7.825	7.825	Yes
HRRC72	15-16m	23134	1179	8.420	8.420	Yes
HRDD101	47-48m	33606	1995/61	6.6	6.6	Yes
HRDD133	66-67m	35424	1996/34	7.8	7.8	Yes
HRDD152	14-15m	58448	2006010BM	4.8	4.8	Yes
HRDD168	10-11m	58621	2006016BM	66.5	66.5	Yes
HRDD135	10-11m	51457	2004036BM	1.48	1.48	Yes
HRDD136	0-1m	51502	2004039BM	12.2	12.2	Yes
HRDD184	56-57m	59677	2006065BM	1.15	1.15	Yes

Table 19 - Randomly Chosen Database & Assay Sheet Verification List

13.5     Database Validation

Terra Mining Consultants/Stevens & Associates have verified randomly chosen data with respect to drill core, drill sites, assay data and verified the validity of the database used for resource estimation for Thac Trang, Ho Ray and Ho Gan. Errors in the database have rectified as described and Terra Mining Consultants/Stevens & Associates are satisfied with the data integrity used in the resource modelling.

Terra Mining Consultants/Stevens & Associates did not carry out comparative assaying of drill samples or surface sampling to confirm the presence of gold. This had been done by WGM in 2003 as detailed in their 2004 report. They collected six (6) samples of mineralized surface material, two from each of Ho Gan, Ho Ray and Nui Kem.

These samples were mostly composed of broken material (grab samples), obviously very near source. Some chipped material was taken from bedrock exposures. The samples were collected and sealed in five (5) individual tamper-proof plastic sample bags and one cloth bag. Because of the logistics and permitting required to ship samples out of Vietnam, the samples were shipped by Olympus to WGM in Toronto. They were subsequently sent to the ALS Chemex ISO 9002 accredited laboratory in Vancouver for analysis. They were each assayed for Au, Ag, Zn and Pb. Au was determined by fire assay with a gravimetric finish on 50 gram samples. Ag, Zn, and Pb were determined by AAS following aqua regia digestion on 30 gram samples. In addition, multi-element ICP analysis was carried out.

The purpose of the WGM sampling was to establish the presence of Au in each of the deposits. Five (5) of the six (6) samples returned gold values. The sixth, from the Ho Ray oxide zone in Pit 2 returned <0.05 g/t Au, the detection limit for the assaying method. Elevated lead values were returned from one of the Ho Ray samples and one of the Nui Kem samples. The results are documented in Table 20 - WGM Bong Mieu Sampling Results, 2003.

Number	Location	Au	Ag	Pb
		(g/t)	(g/t)	(ppm)
2726	Ho Gan– Area 7	0.57	1	71
2306	Ho Gan – West pit	0.67	4	3,290
2725	Ho Ray, Pit 4 – Oxide/Sulfide	2.35	1	9
2727	Ho Ray, Pit 2-oxide	<0.05	<1	178
2724	Nui Kem, Genral muck pile	20.9	11	178
2728	Nui Kem, above Adit 5	0.83	4	3,360

Table 20 - WGM Bong Mieu Sampling Results, 2003

Terra Mining Consultants/Stevens & Associates is satisfied that the WGM data is valid and confirms the presence of gold mineralization in the project area. This along with the observation that the Company is now producing gold and the amount of validated and original assay data viewed along with visible gold, tungsten, fluorine and base metal mineralization observed in drill core and outcrop is consistent with the exploration data compiled by Olympus.

Other database validation is covered in Section 16 of this report.

14.0    ADJACENT PROPERTIES

There are no known significant exploration properties adjacent to or near the Bong Mieu property.

The nearest property of economic significance is the Phuoc Son project of Olympus, located some 70 kilometres north-west of Bong Mieu, and with announced resources of 209,000 contained ounces gold (Measured and Indicated) and 94,700 contained ounces gold (Inferred), as at 7 March 2007.

The Sepon project of Oxiana Limited, located some 100 kilometres to the NNW in Laos, currently has resources of 3.8 Moz gold and 0.9 Mt of copper. (Oxiana website: www.oxiana.com.au).

Bong Mieu, Phuoc Son and Sepon are all located near or on the North West trending Phuoc Son Suture Zone.

15.0	MINERAL PROCESSING & METALLURGICAL TESTING

15.1	Introduction

A variety of metallurgical testwork and studies has been undertaken on each of the deposits to some level. A summary of the testwork and studies completed to date is included below for each area of the Bong Mieu Investment Licence.

15.2	Bong Mieu East

15.2.1	Mineragraphic & Petrographic Work

Listed below is a summary of some historical mineragraphic and petrographic work undertaken for the Ho Ray and Thac Trang deposits within the Bong Mieu East area.

Mineragraphic Examination Ho Ray Concentrates – Roger Townend

Roger Townend, in August 1996, mineragraphically examined 13 centrifuge concentrates of Ho Ray ore. The mineral species which were identified are as follows (though in no particular order of abundance): gold, electrum, hessite, bismuth, bismuthinite, chalcopyrite, covellite, galena, sphalerite, molybdenite, arsenopyrite, scorodite, pyrite, pyrrhotite, marcasite, magnetite, goethite, ilmenite, rutile, leucoxene, scheelite, fluorite, alumotungstite, raspite, russellite, and an unnamed Ti>Fe tungstate. His report and photography are available.

Petrography of Rocks and Core from Ho Ray and Thac Trang – Dick England

Dick England carried out thin sectioning and petrological descriptions of rocks and core, principally detailed in 3 reports, namely for rocks from Ho Ray – in report dated 4 February 2004, and for core from Thac Trang – in reports dated 5 November 2004 and 5 January 2005.

The mineral species which were identified from Ho Ray are as follows: gold, bismuth, bismuthinite, chalcopyrite, Fe-rich sphalerite, pyrite, arsenopyrite, pyrrhotite, titanite, fluorite, scheelite (generally <3 mm), and molybdenite-tungstenite as an inclusion within scheelite.

The mineral species which were identified from Thac Trang are as follows: gold, bismuth, bismuthinite, chalcopyrite, Fe-rich sphalerite, galena, pyrite, pyritised marcasite, arsenopyrite, pyrrhotite, titanite, ilmenite, leucoxene, molybdenite (<0.3 mm), fluorite (<1 mm) and scheelite (generally <0.3 mm but up to <0.8 mm). Maldonite was also suspected as being present.

England’s reports provide descriptions of mineral associations, grain sizes and excellent photomicrographs of selected polished thin sections. His reports and photography are available.

15.2.2    Previous Metallurgical Testwork & Reports

Listed below is a summary of the historical metallurgical testwork and reports undertaken within the Bong Mieu East area on the Ho Ray and Thac Trang deposits.

“Metallurgical Testing of Bong Mieu Gold Ore for Lycopodium Pty Ltd”, AMMTEC Pty Ltd, July 1996

A large number of reverse circulation percussion (RC) samples were supplied to AMMTEC for a metallurgical test program. The test work on prepared composites was to determine gold recovery under various conditions (essentially cyanidation at various grind sizes, cyanide levels, performance with addition of carbon, performance with addition of oxygen), and determine tungsten recovery by flotation and gravity.

The samples comprised “old” (drilled 1 to 2 years earlier) and “new” (re-drills) material. The samples were categorized as 5 types of ore, namely pegmatite (71.0 kilogram), skarn (133.0 kilogram), dolomite (20.7 kilogram), schist (43.7 kilogram) and oxide (68.6 kilogram). “Zone” composites were blended for each ore type from the “old” samples and “RC chip” composites were prepared for each ore type from the “new” samples. A master composite (30 kilogram) was also blended from the “zone” composites (comprising 10.5 kilogram pegmatite, 9.0 kilogram skarn, 2.4 kilogram dolomite, 3.6 kilogram oxide and 4.5 kilogram schist). Head grades for the composites were as follows:

Composite	Composite	Au	Au g/t	Ag	W	As	S2-	S total
Type	Name	g/t	(check)	ppm	ppm	ppm	%	%
Zone	Pegmatite	3.12	3.00	<1	2,421	272	<0.05	<0.05
Zone	Skarn	3.16	3.90	1	1,869	36	<0.05	<0.05
Zone	Dolomite	1.36	1.36	23	1,270	14	<0.05	<0.05
Zone	Oxide	2.22	1.88	1	2,163	1,118	<0.05	<0.05
Zone	Schist	2.32	2.28	<1	2,389	322/336	<0.05	<0.05
RC Chip	Pegmatite	4.34	1.94/3.32	1	119	18	<0.05	<0.05
RC Chip	Skarn	6.04	5.26/5.22	<1	2,307	12/16	<0.05	<0.05
RC Chip	Oxide	5.48	5.02/4.46	2	2,687	3,390	<0.05	<0.05
RC Chip	Schist	4.20	4.24	<1	1,804	1,082	<0.05	<0.05
Master	Master	3.00	3.40/2.90	5	2,004	301/294	<0.05	<0.05

Table 21 – Metallurgical Testing - Head Grade Composites

Additionally levels of the elements Al, Ba, Bi, Ca, Cd, Co, Cr, Cu, Fe, Hg, K, Li, Mg, Mn, Mo, Na, Ni, P, Sb, Sr, Te, Ti, V, Y, Zn, and Zr were determined for the “zone” composites.

The majority of test work was carried out on the pegmatite and skarn “zone” composites. The SG determined for these composites were 2.43 g/cm3 and 2.94 g/cm3 respectively. Grind establishment tests (to determine grind time versus grind size characteristics) were performed on all ore types. A series of leach tests on the pegmatite and skarn “zone” composites showed little difference in gold recovery between CIL and direct leaching. Leaching over a series of grind sizes indicated a slight trend in improved gold recoveries with increased grinding.

A grind size of P80 75 micron was selected for the following tests. Leaching with oxygen  injection appeared to result in poorer gold recoveries so oxygen injection was discontinued for further tests. A series of tests was carried out using varying levels of cyanide addition (1.0, 2.0 and 3.0 kg/t) and results indicated that gold recoveries varied slightly with cyanide level. Confirmatory leaches at the P80  75 micron grind size were performed on the pegmatite and skarn “zone” composites. Gold recoveries after 24 hours were 84.0% (leach residue of 0.614 g/t Au and calculated head of 3.84 g/t Au) for the pegmatite and 86.0% (leach residue of 0.546 g/t Au and calculated head of 3.91 g/t Au) for the skarn. Reagent consumptions were 0.44 and 0.42 kg/t NaCN, and 0.50 and 0.85 kg/t lime. The leach solutions from these confirmatory leaches indicated a very low level of cyanide complexes present. The remaining dolomite, oxide and schist “zone” composites were leached under optimum conditions (P80  75 micron) and gold recoveries after 24 hours were 81.8% (leach residue of 0.260 g/t Au and calculated head of 1.43 g/t Au) for the dolomite, 95.1% (leach residue of 0.108 g/t Au and calculated head of 2.22 g/t Au) for the oxide, and 87.9% (leach residue of 0.288 g/t Au and calculated head of 2.37 g/t Au) for the schist. Reagent consumptions were 0.64, 0.89 and 0.63 kg/t NaCN, and 0.95, 6.75 and 1.20 kg/t lime.

The four “RC chip” composites prepared from the “new” samples, namely pegmatite, skarn, oxide and schist, were leached under optimum conditions (P80 75 micron). Gold recoveries after 24 hours were 91.3% (leach residue of 0.348 g/t Au and calculated head of 4.01 g/t Au) for the pegmatite, 83.2% (leach residue of 0.994 g/t Au and calculated head of 5.93 g/t Au) for the skarn, 88.1% (leach residue of 0.628 g/t Au and calculated head of 5.28 g/t Au) for the oxide, and 67.9% (leach residue of 1.32 g/t Au and calculated head of 4.11 g/t Au) for the schist. Reagent consumptions were 0.64, 0.37, 0.59 and 0.35 kg/t NaCN, and 0.95, 0.73, 4.25 and 0.73 kg/t lime.

The leaching of the master composite resulted in gold recovery after 24 hours of 84.2% (leach residue of 0.529 g/t Au and calculated head of 3.35 g/t Au), reagent consumptions of 1.91 kg/t NaCN and 1.38 kg/t lime.

Splits of the master composite (before and after leaching) were passed through a Knelson concentrator to produce a tungsten concentrate and whilst concentrates exceeded 2% ingrade recovery was poor. Details are at P80 250 micron the concentrate contained 1.9% of the weight with tungsten recovery of 18.9%, and at P80 75 micron the concentrate contained 1.1% of the weight with tungsten recovery of 11.0% . The master composite leach tails were also floated to determine tungsten recovery. Flotation performance was poor with the presence of slimes impeding the flotation. The sample was de-slimed but recoveries were still poor.

“Review of Process Metallurgy-Ho Ray Deposit”, Gary Hawthorn, November 2002

Hawthorn’s review of the AMMTEC test program produced the following comments:

“Unfortunately, the testing programme was poorly lead, but well executed, then poorly analyzed. Although a large number of tests were performed, too little useful data was derived from this testing. Mainly this occurred because of the failure to use fractional analyses of the tailing to better understand grind dependency, and the failure to recognize the economic importance of the generally high (0.25 – 0.5 g/t Au) losses to cyanidation tailing.

Although the data suggested that the main source of tailing losses was as “sulphidic” gold (Ammtec tables 36 & 37), no use was made of this information. The data clearly suggested the need to perform flotation testing for gold recovery. Although success is not assured or even suggested, the low sulphur content in every individual sample indicates that “bulk” flotation has considerable potential to achieve a high ratio of concentration and potentially produce a high grade flotation concentrate. The extent to which gold can be recovered in flotation is not known.

No optical microscopy was undertaken on any of the test products. Given the high gold losses to tailing, this type of study had the potential to identify the nature of the loss and to potentially suggest processing alternatives.

Although no “heap leaching” tests were undertaken, the results from the agitation leaching tests suggest that relatively fine grinding is beneficial on material from all both the skarn and pegmatite zones. No similar testing was undertaken on the other zones.”

He summarized the AMMTEC findings as:

    ●  This material is not preg robbing;

    ●  The mineralization is somewhat grind sensitive, with P80 = 75 microns being an optimum;

    ●  The injection of oxygen is not useful;

    ●  The consumption of cyanide increases sharply at elevated cyanide concentrations;

    ●  "Diagnostic" leaching determined that the major (>80%) gold loss in the cyanidation tailing was as "sulphidic" gold.

One of the recommendations was:

“…the potential role of flotation for gold recovery needs to be investigated.”

Ho Ray metallurgical samples, 2003

Samples for metallurgical testing were taken from 4 of the 6 shafts/pits excavated on the Ho Ray deposit during June and July 2003. Samples, on a 1.0 metre basis down the shaft/pit wall were sent for analyses. Dispatched oxide sample assays (6) ranged from 1.33 to 7.43 (7.3 check) g/t Au, <0.5 to 5.2 ppm Ag, 38 to 13,085 ppm As, 38 to 265 ppm Bi, 46 to 446 ppm Cu, 5.15 to 26.12% Fe, 38 to 202 ppm Pb, <5 ppm Te, 454 to 4,066 ppm W and 25 to 152 ppm Zn. Dispatched sulfide sample assays (7) ranged from 1.39 to 7.32  (7.46 check) g/t Au, <0.5 to 1.4 ppm Ag, 11 to 37 ppm As, 49 to 458 ppm Bi, 16 to 40  ppm Cu, 1.7 to 11.47% Fe, <5 to 56 ppm Pb, <5 to 12 ppm Te, 1,079 to 2,923 ppm W and 34 to 189 ppm Zn. Correlation coefficients of all the shaft/pit samples showed high correlations between Au and Bi (0.87), Au and W (0.86), Bi and Te (0.85), and As and Cu (0.85) .

Five hundred kilograms of each of oxide and sulfide material were dispatched to SGS New Zealand Ltd (SGS) in Waihi, New Zealand during early 2004. The aim was to have a series of column tests performed following bottle roll tests to determine the amenability of the ore to heap leach processing. Head grades determined by SGS were for oxide A 4.03 g/t Au and oxide B 3.92 g/t Au, and sulfide A 5.83 g/t Au and sulfide B 5.74 g/t Au. The initial bottle roll tests returned poor recoveries after 96 hours with oxide recovery being 58.5% (calculated head grade of 5.70 g/t Au) and sulfide recovery being 23.4% (calculated head grade of 6.67 g/t Au). Further work was terminated.

Gekko Systems Pty Ltd (Gekkos), 25 November 2004 and comments by Klaus Konigsman

Ho Ray oxide and sulfide samples were dispatched to Gekkos, Ballarat, Victoria, Australia (some 16 kilogram oxide and 20+ kilogram sulfide from the original shaft/pit samples –uncertain to exact nature of samples) for test work. Samples were jaw and rolls crushed to 100% passing 3.35 mm, splits dispatched to AMMTEC for bond ball mill closed circuit grindability test work, and remaining samples were rolls crushed to 100% passing 1 mm, riffle split and progressively ground and tabled to produce a series of concentrate samples and a tails sample. All samples were analysed to determine the yield – recovery and yield – grade curves.

Results were as follows: the oxide sample from 80% passing 1,243 micron to 80% passing 72 micron required 8.9 kilowatt hours per dry tonne and the sulfide sample from 80% passing 1,243 micron to 80% passing 72 micron required 16.8 kilowatt hours per dry tonne.

Gravity and flotation were poor – oxide recoveries for Au were 15.2% and 20.4% and for Ag were 30.6% and 31.6%, and sulfide recoveries for Au were 37.9% and 39.7% and for Ag were 39.7% and 29.3% .

Klaus Konigsman, an independent consultant fro Oakville, Ontario, Canada concluded that

“The recent gravity concentration tests with Ho Ray ores clearly indicated that this ore is not amenable to efficient gravity concentration.”

He suggested the following: “It might be possible to float a sulphide concentrate and feed it into an InLine Leach reactor.

Two test options should be considered:

1.	Determine by optical mineralogical analysis the gold carriers in this deposit

2.	Is the gold associated with sulphides or other mineral constituents? How fine are the majority of the gold particles?

3.
Carry out bulk sulphide flotation tests with this ore at a fineness of grind in the 75 micron range, possibly an even finer grind. How much of the mill feed will be recovered into such concentrate? How much of the gold will the concentrate carry?

4.	If a concentrate with significant gold is recovered, determine gold recovery in such product when treated in an InLine Leach Reactor.”

SGS Lakefield Research Limited (Lakefield), 1 December 2004 and comments by Klaus Konigsman

A vertical PQ diamond core hole for 30.5 metres was completed in mid-2004 at Ho Ray to obtain fresh sulfide sample for metallurgical test work. Half core with a weighted average grade of 2.72 g/t Au (14.0 – 16.0 metres and 18.0 – 21.0 metres) was collected. Oxide material, with an estimated grade of 2.83 g/t Au, from samples obtained during the 2003 pitting program was also collected. Both oxide and sulfide samples were dispatched to Lakefield, in Lakefield, Ontario, Canada for mineralogical examination.

Lakefield reported “The as-received samples were stage-crushed to 100% passing 75 µm. 500 g of -75 µm material of each sample was separated by heavy liquid at 2.95 g/cm3 in a centrifuge to produce a Float fraction (composed mainly of quartz and silicate, with disseminated sulfides or oxides) and a Sink fraction (composed mainly of liberated sulfides, with some composite particles). Two polished sections were prepared from the Sink fraction and one from the Float fraction of each sample for gold scanning using optical microscopy. Representative photomicrographs were taken to show the mode of occurrence of gold in each sample…”

The oxide head assay was 3.59 g/t Au and the sulfide head assay was 2.70 g/t Au.

Lakefield findings and conclusions from the mineragraphic work were:“A total of 41 electrum particles were observed in the Oxide Comp. ... The majority of electrum particles occurred as liberated particles. The grain size ranged from 1 to 39 µm, with ~90% of particles being less than 20 µm. Four particles locked in scorodite (temporarily identified), ranging from 1 to 3 µm in grain size, were observed. The fine grain size of the electrum particles is considered to be the main cause for low recovery by gravity concentration.

Gold distribution … shows that gold in the Sink fraction accounted only for 4% of the head assay, indicating that the majority of the gold was associated with the Light fraction (silicate with fine-grained FeOx and scorodite) and gravity recoverable gold is not significant.” and

“A total of 157 electrum particles were observed in the Sulfide Comp (Appendix 1-2). The majority of electrum particles (accounting for 93% of the total particles) occurred as liberated particles. The grain size ranged from 1 to 89 µm, with liberated particles being 4 to 89 µm, attached particles (to silicate, pyrite and Fe-oxide) being 3 to 52 µm, and locked particles (in silicate and pyrite) being less than 4 µm. Like the Oxide Comp, the fine grain size is considered to be the main cause for low recovery by gravity concentration, although a few medium-sized particles were observed.

Compared to the Oxide Comp, the Sink fraction of Sulfide Comp carried a higher amount of gold (~19%)... Gold in the Light fraction (~81%) was assumed to be associated with silicate and fine-grained sulfide and FeOx minerals.”

SGS Lakefield Research Limited (Lakefield), 25 February 2005 and comments by Klaus Konigsman

The above mentioned samples submitted to Lakefield underwent further metallurgical testing. This work apparently comprised size distribution analyses, rougher kinetics tests to assess potential for gold flotation, and sink/float tests. Unfortunately, Terra Mining

Consultants/Stevens & Associates have seen only some of the initial test work data and do not have a final report.

Konigsman’s comments on the flotation tests were as follows:-

“The oxide ores upgraded very poorly in the first flotation test. The concentrate grades were very low, the tailings far too high.” and for the sulphides“I would expect gold could be recovered by flotation into a concentrate containing 5 to 8 % of the mill feed weight and carrying roughly 70 % of the gold contained in the mill feed.”

15.2.3   Recent Metallurgical Test Program

SGS Lakefield Research Limited (Lakefield) completed a further metallurgical testing program on ores from the Ho Ray deposit for the Bong Mieu Gold Mining Company represented by Olympus Pacific Minerals Inc. at the instigation of Klaus Konigsman. A summary of their findings follows:

“Some 399 kilogram of packaged drill core representative of from a Sulphide zone and an Oxide zone were submitted for development of a conceptual flowsheet to maximize gold recovery through various processing options while exploring the potential for producing a saleable tungsten concentrate. Mineralogical studies on the ore complemented the study and helped focus the metallurgical processes.

The Sulphide ore graded approximately 3 g/t Au, 0.1% S, and 0.21% W, while the Oxide ore graded 2.5 g/t Au, and 0.16% W. QEMSCANTM mineralogical examination of the Sulphide ore revealed that scheelite minerals were relatively well liberated, even in coarser size fractions (+150 microns). Alternatively sulphide minerals, dominated by pyrite and pyrrhotite, were only10% liberated in a +150 micron fraction. Locked sulphides were prevalent in this fraction with progressively less locking and better liberation in finer fractions.

A Bond ball mill work index test was completed on Sulphide ore and measured at 15.2kWh/t. This is considered medium-hard in comparison to all ores tested in an SGS database. A work index on soft Oxide ore was estimated at 7kWh/t.

Exploratory flotation testing on Sulphide ore investigated the effect of grind size, collector types, and activators. It was confirmed that grind size was the most significant factor affecting gold recovery. Approximately 75% rougher concentrate recovery can be expected at a P80 of -50 µm into a rougher concentrate grading approximately 50 g/t Au. Grinding to P80’s of 150 µm resulted in gold recovers in the range of 60-65%.

A series of cyanide leach tests found that a similar gold recovery-product size relationship could be expected through leaching.

A conceptual flowsheet was proposed to deal with the unique properties of the sulphide minerals and scheelite in this ore body. The recommended unit processes include a coarse grind (~200µm), gravity separation to recover scheelite and coarse sulphides, flotation testing on the gravity concentrate to separate sulphides and scheelite, and upgrading the sulphide depleted scheelite product through gravity and magnetic separations to yield tungsten concentrate. The coarse gravity tails are reground to approximately 50 µm and subjected to either flotation or cyanide leaching to recover the gold.

Initial testing on the Sulphide ore produced a tungsten concentrate grading 62%W with W recovery of 43%. Higher recovers toward 60% were possible, but at the expense of lower grades <50% W. A flotation concentrate recovering 75% of the gold and grading 18 g/t Au was produced. Cyanide leaching obtained identical gold recoveries to flotation.

A single test completed on the Oxide ore produced a tungsten concentrate grading 46% W, but with low recoveries of 10%. Flotation testing recovered the gold into a high mass product.

The flotation concentrate graded 4 g/t Au at a recovery of 80%. It is expected that higher grade flotation concentrates could be produced, but with potentially large sacrifice to recovery.

Cyanide leaching obtained better gold recoveries than flotation, such that total gold recovery was approximately 90%.”

15.3	Bong Mieu Central - Ho Gan

15.3.1	Previous Metallurgical Testwork & Reports

Listed below is a summary of the historical metallurgical testwork and reports undertaken within the Bong Mieu Central area on the Ho Gan deposit.

This is largely derived from a report entitled “Discussion Document Heap Leach Potential Ho Gan and Ho Ray Deposits, Bong Mieu Project, W. Shywolup, 23 May 2003”

●  Australian Metallurgical and Mineral Testing Consultants Pty. Ltd. (AMMTEC) in August, 1989. A surface sample of 17.3 kilogram with assayed grade 6.74 g/t Au was ground with 80% passing 75 µm and bottle rolled for 24 hours. Gold recovery was 94.85% with calculated head grade of 10.66 g/t Au. Cyanide consumption was

0.98 kg/t ore. Gary Hawthorn (2002) made the observation that “The initial pH was quite low, at 4.4, suggesting oxidation. This resulted in a somewhat high consumption of lime, at 3 kg/t. Note that none of the subsequent process testing, all by Goldfields, reported natural pH of the samples/composites.”

●  Goldfields Metallurgical Services (GMS) in January, 1992. A composite sample from 51 pulverised assay reject samples with assayed grade of 2.8 – 3.0 g/t Au was ground with 80% passing 75 µm and gave Au recoveries of 92 – 96%. Cyanide consumption was less than 0.25 kg/t ore and lime consumption was 2.5 – 3.5 kg/t ore (Lycopodium, 1992).

●  GMS in April 1992. Geological pit composite samples were ground with 100% passing 50.8 mm (2”) and splits were ground with 100% passing 37.5 mm (1½”), 25.4 mm (1”) and 12.7 mm (½”). Respective Au recoveries after bottle rolling for 48 hours were 28.24 – 45.54%, 33.47 – 37.72%, 37.04 – 39.86% and 56.46 – 56.47% on calculated head grades of 1.32 – 2.51 g/t Au. An additional portion was pulverised with 80% passing 75 µm and gave Au recoveries of 90.06 – 94.55% . Tests were further performed on 100% passing 19.1 mm (¾”), 12.7 mm (½”) and 6.4  mm (¼”) and gave respective Au recoveries after bottle rolling for 96 hours of 64.29  – 72.92%, 74.55 – 77.26% and 75.80 – 78.82%. Additional tests on samples rod milled with 80% passing 150 µm, 106 µm and 75 µm and gave respective Au recoveries after bottle rolling (generally optimum after 24 – 36 hours) of 93.64 –96.02%, 92.14 – 93.69% and 94.52 – 95.45% on calculated head grades of 1.4 –2.8 g/t Au. The tests indicated free milling gold suitable for extraction with cyanide, cyanide consumption of 0.40 – 0.58 kg/t ore and lime consumption of 4 kg/t ore, and good gold recoveries (up to the 150 µm size fraction). The abrasion index was determined to be 0.1776 for the composite sample. The Bond Ball Mill Work Index was determined to be 13.94kWh/t for the composite sample. The Bond Rod Mill Work Index was determined to be 11.75kWh/t for the composite sample.

●  GMS in October and November 1992. Four channel samples from pits were stage crushed to 100% passing 12.5 mm and 10 kilograms of the more competent ore were sent to AMMTEC work index determinations. Rod Mill Work Indexes were 11.51 and 18.05 kWh/t and Ball Mill Work Indexes were 7.08 and 10.00 kWh/t. the remaining sample was crushed with 100% passing 3.35 mm and a single master composite produced. The master composite was ground to 80% passing 106 µm, 75 µm and 45 µm and the 3 grinds subjected to 24 hour bottle roll cyanidation. Respective recoveries were 88.41%, 88.57% and 90.43% . The master composite was assayed for a number of elements with results: Au 1.0g/t, As 230 ppm, Cu 29 ppm, Fe 7.40%, Hg 0.04 ppm, Ni 210 ppm, Pb 680 ppm, Zn 25 ppm, S-Total 0.30%, S-Sulphate 0.03%, S-Sulfide 0.27% and Organic C 0.54% . 24 hour cyanidation on the individual samples at 80% passing 106 µm gave Au recoveries 89.19 -93.30% . Two additional samples, low and high grade, were obtained from the 4 original samples and at 80% passing 106 µm were bottle rolled tested at 24 and 36 hours with Au recoveries at 36 hours greater than 90% for both samples. Variability testwork on the 6 samples at 80% passing 106 µm for 24 hours residence time gave Au recoveries 89.2 -94.7% on calculated head grades of 0.37 -9.50 g/t Au, cyanide consumption of 0.25 -0.37 kg/t ore and lime consumption of 2 kg/t ore. The 2 low and high grade samples were 24 and 36 hours bottle rolled at size fractions 80% passing 150 µm, 106 µm and 75 µm and after 36 hours gave Au recoveries of 87.69 -96.55%, cyanide consumption was less than 0.5 kg/t ore and lime consumption was 1-2 kg/t ore. Predicted reagent consumption in a CIL circuit were cyanide at 0.4 kg/t ore and lime at 3.0 kg/t ore. Gary Hawthorn (2002) noted that the data “…was not useful in determining the potential role of “as-mined” heap leaching.”

15.3.2   Recent Metallurgical Test Program

The following summary from Micon report, entitled “Technical Report, Bong Mieu Gold Project, dated 30 November, 2004 and updated 30 July 2007”, describes metallurgical test work conducted by Gekko Systems Pty Ltd (Gekko) and Ammtec Limited (under Gekko’s supervision) between May and June 2004, using two composite samples provided by Olympus. Testing focused on gravity recovery, flotation, and leaching of gravity and flotation concentrates with cyanide in Gekko’s “InLine Reactor”. Grindability tests were also conducted.

Micon quote the following extract from the Gekko report of 28 June 2004 summarising the procedures and results, and includes Gekko’s recommendations from this program of work.

“Test Programme”

●  The ore sample was progressively ground and tabled to produce a series of concentrate samples and a tail sample. All samples were analysed to determine the yield – recovery and yield - grade curve.

●  The gravity concentrate was leached under intensive cyanidation conditions.

●  A portion of the table tail and concentrate was split and underwent a bulk sulphide flotation. All samples were analysed to determine the yield – recovery and yield –grade curve.

●  The gravity / flotation concentrate was leached under intensive cyanidation conditions.

Outcomes

●  Gravity was effective in producing a concentrate containing 84% of the gold and 9.0% of the mass at a grade of 77.5 g/t.

●  Gold extraction using intensive cyanidation conditions on the high grade gravity composite concentrate was up to 98% in 24 hours with a residue grade of 1.21 g/t.

●  Gravity in conjunction with flotation was effective in producing a concentrate containing 93% of the gold and 11.4% of the mass at a grade of 68.8 g/t.

●  Gold extraction using intensive cyanidation conditions on the high grade gravity / flotation composite concentrate was up to 98% in 24 hours with a residue grade of 1.78 g/t.

Implications

●  The ore tested is highly amenable to treatment by gravity concentration using the In-Line Pressure Jigs (IPJ) and Falcon Concentrator.

●  The ore tested is highly amenable to treatment by gravity concentration using the In-Line Pressure Jigs (IPJ) and Falcon Concentrator in conjunction with flotation.

●  The gravity concentrate is readily amenable to intensive cyanidation using typical ILR conditions.

●  Reproducibility of gold assays was very poor, with duplicate assays giving differing results, indicating the presence of free gold particles – although none were visible during the test work.

Recommendations

●  The Inline Pressure Jig is used as a primary and secondary gravity concentrator in conjunction with a Falcon Concentrator to remove over 85% of total gold from the ore into approximately 10% of the mass.

●  The Inline Pressure Jig is used as a primary and secondary gravity concentrator in conjunction with a Falcon Concentrator and sulphide flotation to remove over 92% of total gold from the ore into approximately 11% of the mass.

●  The IPJ / Falcon concentrate is treated in a continuous ILR under intensive cyanidation conditions.

●  The IPJ / Falcon / flotation concentrate is treated in a continuous ILR under intensive cyanidation conditions.

●  The ability to aid gold recovery using bulk sulphide flotation should be considered as an option.

●  The gravity products tested generally respond very well to leaching in an InLine Leach Reactor.

●   Gekko Systems recommend using cyanide and some source of oxygen – for example hydrogen peroxide. This will ensure that adequate levels of dissolved oxygen are obtained and that leaching will occur within the desired cycle time.

●   An InLine Leach Reactor - continuous model is the unit recommended by Gekko Systems.”

Following additional flotation tests and a review of the metallurgical tests by Konigsmann and Micon, the use of a Falcon Concentrator was removed from Gekko’s recommendations.

Within the same test programme, Ammtec Limited (under Gekko’s supervision), conducted grindability tests on two separate samples. A Bond Ball Work Index determination using crushed sample 11124 produced a result of 16.0kWh/t. A comparative grindability test on sample 11140, using sample 11124 as a comparison, indicated a comparative Bond Work Index of 12.4kWh/t.

Laboratory flotation tests on two composite samples, also conducted by Ammtec Limited (under Gekko’s supervision), produced the results summarised in Table 22 -Batch Flotation Test Results.

Test No.	Composite			Overall Concentrate			Tailings
		Weight		Gold		Sulphur	Gold	Sulphur
		(%)	(g/t)	Recovery	(g/t)	(%)		(%)
				(%)
RG5654*	Hogan #1	3.27	19.1	51.2	3.04	80.4	0.62	<0.05
RG5710/5715	Hogan #1	3.43	18.5	48.9	2.75	79.6	0.69	<0.05
RG5722/5728	Hogan #2	2.67	36.5	56.1	3.57	79.6	0.78	<0.05
Feed	Hogan #1	100.0	1.16	-	0.13	-	-	-
Feed	Hogan #2	100.0	1.75	-	0.14	-	-	-

 Table 22 - Batch Flotation Test Results

Excluding the sighter test, six 1-kilogram rougher/scavenger flotation tests were conducted on Hogan #1 and seven on Hogan #2. The individual concentrates were combined for assay.

Ammtec conducted two additional flotation tests on composite samples of feed and gravity tailings in September 2004. These composites were labeled “Ho Gan A” and were subjected to the standard conditions developed during the previous testwork programme. The standard test protocol comprised grinding to 80% passing 75 microns, addition of copper sulphate, PAX and MIBC flotation reagents, a total of 15 minutes flotation time split into five successive stages, initial three minutes of conditioning with an additional minute in between each stage.

The results of these tests are presented in Table 23 - Results from Additional Flotation Tests.

Flotation of Feed Sample			Flotation of Gravity Tails Sample
Distribution
Weight	Assays Distribution (%)	Weight	Assays	(%)
Product	% Au	(g/t)	S (%)	Au	S(%)	(%) Au	Au (g/t)	S (%)	Au	S
Bulk Rougher1	0.42	198.00	23.50	24.51	17.63	0.63	72.70	12.80	30.61	41.64
Bulk Rougher2	0.92	126.00	24.80	34.41	41.04	1.08	42.10	7.15	30.47	39.98
Bulk Rougher3	0.74	95.00	22.30	20.88	29.70	0.56	14.60	1.24	5.43	3.56
Bulk Rougher4	0.79	24.80	4.32	5.77	6.09	0.91	6.30	0.40	3.81	1.87
Bulk Rougher5	0.45	14.10	1.50	1.86	1.20	0.84	3.77	0.13	2.12	0.57
Float Tailing	96.68	0.44	0.03	12.57	4.33	95.98	0.43	0.03	27.56	12.38
Head (calculated)	100.00	3.38	0.56	100.00	100.00	100.00	1.50	0.19	100.00	100.00
Head (direct assay)		3.24	0.60				1.38	0.20

 Table 23 - Results from Additional Flotation Tests

A report by Mr. Konigsmann reviewing the results of these flotation tests contained the following conclusions:

•  The grinding circuit should be designed to attain a fineness of grind in the cyclone overflow at a K80 of 75 micron.

•  Gravity recovery by pressure jigs or centrifugal concentrator should be included.

•  A second gravity recovery step (Falcon Concentrator) is not required.

The flotation circuit should allow for a total flotation time of 25 minutes in a 3+2 cell arrangement (3 roughers + 2 scavengers).

The circuit performance estimated by Mr. Konigsmann, and endorsed by Micon, in terms of gold recoveries and concentrate grades, is summarized in Table 24 - Ho Gan Recovery Estimates, (25 September 2004).

	Low	Mine Average	Medium	High
	Grade	Grade	High Grade	Grade
Feed Grade (Au g/t)	2.0	3.0	5.0	8.0
Feed (% Wt.)	100	100	100	100
Gravity Conc. (% Wt.)	0.67	0.74	0.98	1.00
Gravity Conc.(Au g/t)	120	190	290	520
Gravity Au Recovery (%)	40	46.7	57	65
Gravity Tailing Au g/t	1.2	1.6	2.2	2.8
Flot. Conc. (% Wt)	2.05	2.13	2.62	2.83
Flot. Conc.(Au g/t)	40	55	65	80
Flot. Recovery (%)	41	39	33	28
Flot Tailings (Au g/t)	0.39	0.44	0.52	0.57
Total Conc. (% Wt.)	2.7	2.9	3.6	3.8
Feed to ILR (Au g/t)	60	90	128	195
Total Recovery (%) before leach	81	86	90	93

Table 24 - Ho Gan Recovery Estimates, (25 September 2004)

The recoveries predicted above apply to gold before treatment of the concentrates in the leach reactor, where 98% gold dissolution is expected.”

15.4      Pilot Processing Plant Recovery Issues

BMGMC completed the construction of its gold pilot processing plant at Bong Mieu during the year ended 31 December 2006. It poured its first 3.65 kilogram gold doré bar in 15 February 2006 from ore sourced from the Ho Gan deposit. The pilot plant project reached commercial production levels effective 1 October 2006.

The plant is currently operating with a throughput of about 500 tonnes per day. Reconciliations for the 2006 year showed that overall mill recovery was 44.31% .

To address the recovery issues a re-grind circuit was received in December 2006 and has been installed to increase gold recoveries by second Quarter 2007. A control and monitoring system was installed in December 2006 and was implemented in the first Quarter 2007.

The Company’s approach has been one of continual improvement. In-house studies have revealed that the bulk of the gold losses are in the flotation tails and mostly in the minus 0.075 mm fraction.

Since the installation of the regrind circuit along with continual improvement in the operating parameters of the plant there has been a marked increase in mill recovery which now stands at 68.2% for July 2007, and further improvement is anticipated.

15.5	Bong Mieu South-East

15.5.1	Previous Metallurgical Testwork & Reports

Listed below is a summary of the historical metallurgical testwork and reports undertaken within the Bong Mieu South-East area on the Nui Kem deposit.

● In 1989, cyanide leach tests were carried out on 4 samples of Nui Kem material by AMMTEC. The results showed that the material was free milling and the gold was amenable to cyanide extraction. Bottle roll tests (24 hour) on fine grinds of 75 µm gave very good Au recoveries of between 91% and 97%. Reagent consumption was considered acceptable.

16.0	MINERAL RESOURCE & MINERAL RESERVE ESTIMATES

16.1	Introduction

Terra Mining Consultants/Stevens & Associates has carried out an audit of the Mineral Resource estimate prepared by Olympus for the Ho Ray and Thac Trang deposits, within Bong Mieu East area. Estimates have been calculated for gold, tungsten and fluorine (Ho Ray only). A summary of these estimates is provided in Table 25 - Ho Ray: Gold Mineral Resources to Table 29 - Thac Trang: Tungsten Mineral Resource below.

	Oxide		Sulphide		Total
Category	Tonnes	Au	Tonnes	Au	Tonnes	Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)
Measured	120,000	2.15	388,300	2.28	508,300	2.25
Indicated	192,200	2.18	776,600	2.07	968,900	2.09
Measured+ Indicated	312,200	2.17	1,164,900	2.14	1,477,200	2.14
Inferred	228,200	1.36	835,600	1.50	1,063,800	1.47

Table 25 - Ho Ray: Gold Mineral Resources

	Oxide		Sulphide		Total
Category	Tonnes	W	Tonnes	W	Tonnes	W
	(t)	(ppm)	(t)	(ppm)	(t)	(ppm)
Measured	94,200	1,848	340,200	1,721	434,400	1,749
Indicated	178,500	1,416	631,100	1,413	809,600	1,413
Measured+ Indicated	272,700	1,565	971,300	1,521	1,243,900	1,530
Inferred	253,800	1,606	1,051,700	983	1,305,500	1,104

Table 26 - Ho Ray: Tungsten Mineral Resources

	Oxide		Sulphide		Total
Category	Tonnes	F	Tonnes	F	Tonnes	F
	(t)	(%)	(t)	(%)	(t)	(%)
Measured	59,200	1.06	193,000	2.97	252,200	2.53
Indicated	94,400	0.75	573,800	2.53	668,300	2.28
Measured+ Indicated	153,600	0.87	766,800	2.64	920,500	2.35
Inferred	87,100	0.77	878,700	1.98	965,800	1.87

Table 27 - Ho Ray: Fluorine Mineral Resources

	Oxide		Sulphide		Total
Category	Tonnes	Au	Tonnes	Au	Tonnes	Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)
Measured	22,800	1.99	95,800	2.59	118,600	2.47
Indicated	59,300	1.17	295,100	1.67	354,400	1.59
Measured+ Indicated	82,100	1.39	390,900	1.90	473,000	1.81
Inferred	173,200	1.12	636,200	1.45	809,400	1.38

Table 28 - Thac Trang: Gold Mineral Resources

	Oxide		Sulphide		Total
Category	Tonnes	W	Tonnes	W	Tonnes	W
	(t)	(ppm)	(t)	(ppm)	(t)	(ppm)
Measured	22,500	213	71,700	257	94,100	246
Indicated	40,600	216	191,700	233	232,300	230
Measured+ Indicated	63,100	215	263,400	240	326,500	235
Inferred	195,800	377	762,800	333	958,500	342

Table 29 - Thac Trang: Tungsten Mineral Resources

Additionally, an audit of the Mineral Resource and Mineral Reserve has been carried out for the Ho Gan deposit subsequent to the audit undertaken by WGM and Micon in 2004. The Mineral Resource and Mineral Reserve estimates as defined in the September 2005 re-run are summarised below in Table 30 - Ho Gan: Gold Mineral Resources (September 2005).

Category	Tonnes	Grade
	(t)	(g/t Au)
Measured	261,100	2.77
Indicated	815,300	2.21
Measured+Indicated	1,076,400	2.35
Inferred	77,900	2.19

Table 30 - Ho Gan: Gold Mineral Resources (September 2005)

In December 2006, Olympus surveyed and calculated the mining that had occurred during the previous year. The resource depletion and the remaining resources, as at December 2006, as a result of this mining activity is summarised in Table 31 - Ho Gan: Resource Depletion & Remaining Resources (January 2007) below.

	September 2005		December 2006		December 2006
Resource Category	Resource		Resource Depletion		Remaining Resource
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
	(t)	(g/t Au)	(t)	(g/t Au)	(t)	(g/t Au)
Measured	261,100	2.77	65,300	2.72	195,800	2.79
Indicated	815,300	2.21	69,300	2.75	746,000	2.16
Measured+Indicated	1,076,400	2.35	134,600	2.74	941,800	2.29
Inferred	77,900	2.19	800	1.46	76,900	2.20

Table 31 - Ho Gan: Resource Depletion & Remaining Resources (January 2007)

In January 2007 an open-pit optimisation was re-run on the updated resource. A reserve was calculated and a 10% dilution applied. The diluted Mineral Reserve is listed in Table 32 - Ho Gan: Diluted Gold Mineral Reserves below.

Category	Tonnes	Grade
	(t)	(g/t Au)
Proven	154,480	3.05
Probable	474,380	2.50
Proven+Probable	628,860	2.63

Table 32 - Ho Gan: Diluted Gold Mineral Reserves

Based on a comparative assessment, Terra Mining Consultants/Stevens & Associates is satisfied that the Olympus estimates of Mineral Resources and Mineral Reserves is valid and accepts the results.

Terra Mining Consultants/Stevens & Associates have classified the defined mineralization according to the definitions of National Instrument 43-101 and the Australasian Institute of Mining & Metallurgy’s JORC Code 2004.

For the purposes of the report the relevant AusIMM definitions used for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code 2004) are listed below along with the comparative C.I.M.M. Standards.

AusIMM JORC Code Definitions	C.I.M.M. Standards Definitions
A ‘Mineral Resource’ is a concentration	A Mineral Resource is a concentration or
or occurrence of material of intrinsic	occurrence of natural, solid, inorganic or
economic interest in or on the Earth’s crust	fossilized organic material in or on the
in such form, quality and quantity that	Earth's crust in such form and quantity and
there are reasonable prospects for	of such a grade or quality that it has
eventual economic extraction. The	reasonable prospects for economic
location, quantity, grade, geological	extraction. The location, quantity, grade,
characteristics and continuity of a Mineral	geological characteristics and continuity of
Resource are known, estimated or	a Mineral Resource are known, estimated
interpreted from specific geological	or interpreted from specific geological
evidenceand knowledge. Mineral	evidence and knowledge.
Resources are sub-divided, in order of
increasing geological confidence, into
Inferred, Indicated and Measured
categories.
An ‘Inferred Mineral Resource’ is that	An Inferred Mineral Resource is that
part of a Mineral Resource for which	part of a Mineral Resource for which
tonnage, grade and mineral content can be	quantity and grade or quality can be
estimated with a low level of confidence. It	estimated on the basis of geological
is inferred from geological evidence and	evidence and limited sampling and
assumed but not verified geological and/or	reasonably assumed, but not verified,
grade continuity. It is based on information	geological and grade continuity. The
gathered through appropriate techniques	estimate is based on limited information
from locations such as outcrops, trenches,	and sampling gathered through
pits, workings and drill holes which may be	appropriate techniques from locations such
limited or of uncertain quality and	as outcrops, trenches, pits, workings and
reliability.	drillholes.
An ‘Indicated Mineral Resource’ is that	An Indicated Mineral Resource is that
part of a Mineral Resource for which	part of a Mineral Resource for which
tonnage, densities, shape, physical	quantity, grade or quality, densities, shape
characteristics, grade and mineral content	and physical characteristics can be
can be estimated with a reasonable level	estimated with a level of confidence
of confidence. It is based on exploration,	sufficient to allow the appropriate
sampling and testing information gathered	application of technical and economic
through appropriate techniques from	parameters, to support mine planning and
locations such as outcrops, trenches, pits,	evaluation of the economic viability of the

AusIMM JORC Code Definitions	C.I.M.M. Standards Definitions
workings and drill holes. The locations are	deposit. The estimate is based on detailed
too widely or inappropriately spaced to	and reliable exploration and testing
confirm geological and/or grade continuity	information gathered through appropriate
but are spaced closely enough for	techniques from locations such as
continuity to be assumed.	outcrops, trenches, pits, workings and
drillholes that are spaced closely enough
for geological and grade continuity to be
reasonably assumed.

A ‘Measured Mineral Resource’ is that	A Measured Mineral Resource is that
part of a Mineral Resource for which	part of a Mineral Resource for which
tonnage, densities, shape, physical	quantity, grade or quality, densities,
characteristics, grade and mineral content	shape, physical characteristics are so well
can be estimated with a high level of	established that they can be estimated
confidence. It is based on detailed and	with confidence sufficient to allow the
reliable exploration, sampling and testing	appropriate application of technical and
information gathered through appropriate	economic parameters, to support
techniques from locations such as	production planning and evaluation of the
outcrops, trenches, pits, workings and drill	economic viability of the deposit. The
holes. The locations are spaced closely	estimate is based on detailed and reliable
enough to confirm geological and grade	exploration, sampling and testing
continuity.	information gathered through appropriate
techniques from locations such as
outcrops, trenches, pits, workings and
drillholes that are spaced closely enough to
confirm both geological and grade
continuity.
A ‘Probable Ore Reserve’ is the	A ‘Probable Mineral Reserve’ is the
economically mineable part of an	economically mineable part of an Indicated
Indicated, and in some circumstances, a	and, in some circumstances, a Measured
Measured Mineral Resource. It includes	Mineral Resource demonstrated by at least
diluting materials and allowances for losses	a Preliminary Feasibility Study. This Study
which may occur when the material is	must include adequate information on
mined. Appropriate assessments and	mining, processing, metallurgical,
studies have been carried out, and include	economic, and other relevant factors that
consideration of and modification by	demonstrate, at the time of reporting, that
realistically assumed mining, metallurgical,	economic extraction can be justified.

AusIMM JORC Code Definitions	C.I.M.M. Standards Definitions
economic, marketing, legal, environmental,
social and governmental factors These
assessments demonstrate at the time of
reporting that extraction could reasonably
be justified.
A ‘Proved Ore Reserve’ is the	A ‘Proven Mineral Reserve’ is the
economically mineable part of a Measured	economically mineable part of a Measured
Mineral Resource. It includes diluting	Mineral Resource demonstrated by at least
materials and allowances for losses which	a Preliminary Feasibility Study. This Study
may occur when the material is mined.	must include adequate information on
Appropriate assessments and studies have	mining, processing, metallurgical,
been carried out, and include consideration	economic, and other relevant factors that
of and modification by realistically	demonstrate, at the time of reporting, that
assumed mining, metallurgical, economic,	economic extraction is justified.
marketing, legal, environmental, social and
governmental factors. These assessments
demonstrate at the time of reporting that
extraction could reasonably be justified.

Table 33 - AusIMM & CIM Comparative Resource/Reserve Definitions

16.2	Bong Mieu East

16.2.1	General

Bong Mieu East area within the Bong Mieu Investment Licence incorporates the deposits of Ho Ray and Thac Trang. In previous reports these names may have been used either individually or in conjunction with each other.

The audit and document review conducted by Terra Mining Consultants/Stevens & Associates included:

●  Review of CRM November 1996 report “Resource Estimation Update for Ho Ray Project, Bong Mieu, Vietnam”

●  Review of the W. Shywolup and T. Sirinawin August 2002 report “Review of the Bong Mieu Project Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc.”

●  Review of the W. Shywolup and T. Sirinawin December 2002 report “Resource Estimate, Ho Ray Deposit, Bong Mieu Project, Qang Nam Province, Central Vietnam for Olympus Pacific Minerals Inc.”

●  Review of the W. Shywolup and T. Sirinawin December 2005 report “Resource Estimation of the Ho Ray Deposit, Bong Mieu, Quang Nam Province, Central Vietnam”

●  Review of the W. Shywolup and T. Sirinawin January 2006 report “Resource Estimation of the Thac Trang Deposit, Bong Mieu, Quang Nam Province, Central Vietnam”

●  Review of the Watts, Griffis and McOuat September 2004 report “A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc.”

●  Review of the appropriate sections contained within the in-house report by Wal Shywolup March 2006 titled “Ho Ray Metallurgical Test Work”

●  Review and validation of the resource database created by Olympus personnel from data originally compiled using MapInfo Discover software and used in Gemcom to define the resource and calculate the resource estimate. The resource data basei ncluded drill hole data, geology and resource sections, wireframes/triangulations and block models;

●  Check of the resource zone(s) envelope interpretation against geological coding and assay grades in the drillholes;

●  Importing of drillhole and wireframe files using Datamine software and validating them;

●  Checking and validation of the interpretation and resource interpolation parameters used;

●  Cross-checking the block model generation and grade interpolation using Datamine software;

●  Verification of the reporting of the resources.

All data used for this audit were supplied by Olympus and Terra Mining Consultants/Stevens & Associates did not generate any new interpretations. We have assumed the data supplied to us to be correct and have accepted it for the purpose of this report. The only data generated by Terra Mining Consultants/Stevens & Associates was

comparative block model generation and grade interpolation as a cross-check of the work and results defined by Olympus.

16.2.2   Data Review & Validation

The Ho Ray and Thac Trang project database of drillholes, sections, wireframes and block models was exported from Gemcom by Olympus personnel and supplied in a suitable data exchange format (ASCII, Excel spreadsheet or DXF/DWG format) for importation into Datamine software.

The drillhole database provided in an Excel spreadsheet consisted of drillhole collar, downhole survey, assay and major and minor lithology interval data for each of the deposits. These files were combined into one Excel spreadsheet for review, importation into Datamine and validation.

The assay interval file contains ‘FROM’ and ‘TO’ depths and gold assays (AU_AV)for all intervals sampled, with an additional gold assay field (AUCUT10) containing data with a top cut of 10g/t. The file also contained other elements assayed, these were Mo, Cu, Pb, Zn, Ag, Ni, Co, Mn, Fe, As, U, Th, Sr, Cd, Sb, Bi, V, Ca, P, La, Cr, Mg, Ba, Ti, Al, Na, K, W, Zr, Ce, Sn, Y, Nb, Ta, Be, Sc, Li, S, Rb, Hf, F & Te. These assays are not sampled for all intervals and only the silver, tungsten and fluorine have been sampled in sufficient numbers and are of suitable levels for modelling and resource consideration.

The lithological unit interval file(s) contains ‘FROM’ and ‘TO’ depths and lithological codes (MAXLCODE & MINLCODE).

The database was checked and then imported into Datamine for review and validation to identify any data errors such as missing data (e.g. drillholes without data), data overlaps, missing intervals (assays and lithology), naming errors, etc. In general, the database was in good order with only 15 minor errors (thirteen in the lithology table and two in assay table). These were mainly minor errors with minor from and to differences between records (7), duplicate from values (2) and sample overlaps (6). These errors were mainly a result of minor differences, e.g. 68.63 and 68.6, and appear to be mainly minor typing errors. The majority of the errors is lithological interval errors and is predominantly intervals outside the interpretated resource zones, are low in number in comparison to the total number of assays/lithological entries, and therefore not considered as materially affecting the resource estimation. A number of warnings were identified but these were interval records that are implicitly missing. Table 34 - Bong Mieu East Drillhole Error File below lists the error file report.

File	Problem	Drillhole	From	To
Lithology	Sample Overlap	HRRC52	17	18
Lithology	Duplicate FROMs	HRDD144	5	5.65
Lithology	Duplicate FROMs	HRDD144	31.5	32.2
Lithology	Sample Overlap	HRDD148	33	34
Lithology	TO < FROM	HRDD150	56.38	56.3
Lithology	TO < FROM	HRDD151	44.6	43.95
Lithology	Sample Overlap	HRDD154	31.7	32.4
Lithology	TO < FROM	HRDD154	68.63	68.6
Lithology	TO < FROM	HRDD158	97.34	96.36
Lithology	Sample Overlap	HRDD160	50.68	51.12
Lithology	TO < FROM	HRDD161	124.25	124.05
Lithology	TO < FROM	HRDD162	104.3	101.45
Lithology	TO < FROM	HRDD163	58.98	57.24
Assay	Sample Overlap	HRDD137	38	39
Assay	Sample Overlap	HRDD175	16	17

Table 34 - Bong Mieu East Drillhole Error File

Density data was available for both the oxide zone and the sulfide zone in the Ho Ray deposit only. There were a total 36 drillholes with 376 density samples, of which 43 samples (19 drillholes) were in the oxide zone and 333 samples (20 drillholes) were in the sulfide zone.

An average density was calculated by Olympus for both the oxide zone and sulfide zone using the density samples that fell above or below the defined oxide/sulfide zone interface. An average density value of 1.97 g/cm3 and 2.81 g/cm3 was used for the oxide and sulfide zones respectively.

The wireframes/triangulations defining the ore zones, as supplied by Olympus, were checked for crossovers and holes, etc. No duplicate faces, empty faces, open edges, Intersections or shared edges were found in any of the wireframes/triangulations.

Olympus derived the mineralized zones as follows:

  Drillhole sections were created using MapInfo Discover software, and interpreted faults, geological and mineralized zone grade boundaries ( ≥ 0.5 g/t Au lower cut-off) were drawn.
  The grade boundaries were correlated from section to section on a geological basis. A number of mineralized zones were interpreted and these are spatially related to the “calc-silicate basal boundary”. This boundary marks the lower limit of a package of rocks which comprise calc-silicates and associated lithologies and is recognizable from section to section through the length of the deposit. The zones from the “calc-silicate basal boundary” in R.L. ascending order are 2 (at the “calc-silicate basal boundary”), 1, 5, 6, 7 and 8. Host rocks are predominantly calc-silicate (exoskarn), quartzite, schist and granitic pegmatite or granite (endoskarn). Zones 3 and 4 in R.L. descending order lie below the “calc-silicate basal boundary” and are hosted within amphibolite, gneiss and schist. Zone 9 encompasses zones above 8 and all wire-frames that are “stand-alone” i.e. single intercepts with resources primarily in the Inferred category.

  In the absence of zone continuity, extrapolations were made in between the two drill sections.
The definition of the mineralized zones and the methodology used was validated visually on each section and samples within the zone wireframe <0.5 g/t were extracted from the database and analysed. A total of 73 assays, out of the 1,061 assays that fall within the mineralized zones, lie below the 0.5 g/t limit. Some 53 of these samples lie between assays that are above the 0.5 g/t lower cut-off. As these assays lie between the values above the lower cut-off and they cannot be materially separated then it is logical to include them as internal waste. The remaining 20 samples either lie above or below assay values above the lower cut-off. Visual checking of these samples indicates that these fall within the wireframe due to their close proximity to other drillholes used to define the mineralized zone. The low number of these samples and there 3D position relative to other drillholes, and associated samples (>0.5 g/t Au), means that their inclusion does not materially affect the overall estimation. Table 35 - Bong Mieu East: Samples <0.5g/t Au within Ore Zone below lists these samples

DRILLHOLE	AU VALUE	FROM	TO	NOTES
HRDD101	0.41	34	35	Between values > 0.5g/t
HRDD101	0.12	35	36	Between values > 0.5g/t
HRDD101	0.45	36	37	Between values > 0.5g/t
HRDD102	0.29	29	30	Between values > 0.5g/t
HRDD123	0.027	2	3	Above values > 0.5g/t
HRDD123	0.015	3	4	Above values > 0.5g/t
HRDD123	0.051	4	5	Above values > 0.5g/t
HRDD123	0.044	5	6	Above values > 0.5g/t
HRDD124	-	3.8	4	Between values > 0.5g/t
HRDD124	-	4.85	5.15	Between values > 0.5g/t
HRDD124	0.01	29	30	Between values > 0.5g/t
HRDD124	0.46	30	31	Between values > 0.5g/t
HRDD124	0.24	35	36	Between values > 0.5g/t
HRDD128	0.04	47	48	Above values > 0.5g/t
HRDD128	0.18	48	49	Above values > 0.5g/t
HRDD128	0.2	49	49.4	Above values > 0.5g/t

DRILLHOLE	AU VALUE	FROM	TO	NOTES
HRDD133	0.23	61	62	Between values > 0.5g/t
HRDD133	0.17	63	64	Between values > 0.5g/t
HRDD133	0.03	70	71	Above values > 0.5g/t
HRDD152	0.37	16	17	Between values > 0.5g/t
HRDD152	0.23	17	18	Between values > 0.5g/t
HRDD169	0.08	23	24	Between values > 0.5g/t
HRDD187	0.08	3	4.2	Between values > 0.5g/t
HRDD189	0.08	1	2.5	Above values > 0.5g/t
HRDD189	0.04	2.5	3	Above values > 0.5g/t
HRDD189	0.06	4	5	Between values > 0.5g/t
HRDD193	0.3	5	6	Between values > 0.5g/t
HRDD193	0.25	7	8	Between values > 0.5g/t
HRDD193	0.17	8	9	Between values > 0.5g/t
HRDD204	0.13	24.2	25	Between values > 0.5g/t
HRDD210	0.29	4	5	Between values > 0.5g/t
HRDD212	0.31	11.7	13	Between values > 0.5g/t
HRDD212	0.29	14	15	Between values > 0.5g/t
HRDD212	0.41	16.1	17	Between values > 0.5g/t
HRDD212	0.05	17.9	19	Between values > 0.5g/t
HRDD212	0.03	21	22	Between values > 0.5g/t
HRG03	0.4	3	4	Between values > 0.5g/t
HRG03	0.05	4	5	Between values > 0.5g/t
HRG04	0.02	13	14	Above values > 0.5g/t
HRG04	0.06	14	15	Above values > 0.5g/t
HRG04	0.32	15	16	Above values > 0.5g/t
HRRC11	0.3	13	14	Between values > 0.5g/t
HRRC33	0.395	20	21	Between values > 0.5g/t
HRRC73	0.366	14	15	Between values > 0.5g/t
HRRC9	0.209	49	52	Below values > 0.5g/t
HRDD138	0.28	3.5	4	Between values > 0.5g/t
HRDD141	0.12	26	27	Between values > 0.5g/t
HRDD144	0.1	16	17.5	Between values > 0.5g/t
HRDD145	0.27	36	37	Between values > 0.5g/t
HRDD147	0.32	45.8	47	Between values > 0.5g/t
HRDD147	0.4	48	49	Between values > 0.5g/t
HRDD148	0.39	5	6	Between values > 0.5g/t
HRDD148	0.35	8	9	Between values > 0.5g/t
HRDD148	0.02	23	24	?
HRDD148	0.02	24	25	?
HRDD148	0.02	25	26	?
HRDD148	0.02	26	27	?
HRDD150	0.31	2	3	Between values > 0.5g/t
HRDD150	0.44	5	6	Between values > 0.5g/t
HRDD151	0.45	8.2	9	Between values > 0.5g/t
HRDD151	0.2	21	22	Between values > 0.5g/t
HRDD153	0.4	55.8	57	Below values > 0.5g/t
HRDD153	0.07	64	65	Between values > 0.5g/t

DRILLHOLE	AU VALUE	FROM	TO	NOTES
HRDD155	0.28	64.9	66	Between values > 0.5g/t
HRDD156	0.07	12.4	13.3	Between values > 0.5g/t
HRDD157	0.29	64.4	65.5	Between values > 0.5g/t
HRDD157	0.39	85	86	Between values > 0.5g/t
HRDD157	0.02	96	97	Above values > 0.5g/t
HRDD160	0.29	4.25	5	Between values > 0.5g/t
HRDD164	0.46	23.6	24.3	Between values > 0.5g/t
HRDD164	0.07	33.5	34.12	Between values > 0.5g/t
HRDD171	0.11	88	88.7	Between values > 0.5g/t
HRDD171	0.23	95	96	Between values > 0.5g/t
Table 35 - Bong Mieu East: Samples <0.5g/t Au within Ore Zone

16.2.3   Statistical Analysis of Data

The combined data consisted of 209 drillholes collar entries (162 drillholes in Ho Ray and 47 drillholes in Thac Trang), 271 downhole surveys entries, 8,002 assay records and 6,802 main lithology records. Drillhole depths varied from 39 metres to 156.1 metres at Thac Tranc, and 7 metres to 123.5 metres at Ho Ray. A total of 8,132.35 metres of drilling was conducted at Ho Ray and 3,553.91 metres drilled at Thac Trang.

A total of 789 assays fall within the mineralized zones at Ho Ray, and 272 assays are contained within the defined mineralized zones at Thac Trang.

Statistics were calculated in Datamine for the main assay fields in the drillhole data within the defined mineralized zones. Table 36 - Ho Ray: Ore Zone Sample Statistics and Table 37 - Thac Trang: Ore Zone Sample Statistics list the statistics for the drillhole samples for Ho Ray and Thac Trang respectively.

Drillhole Field	Length	Au	Au Cut	Ag	W	Fl
Number of Records	789	789	789	789	789	789
Number of Samples	789	789	789	445	592	360
Missing Values	0	0	0	344	197	429
Minimum Value	0.4	0	0	0	0	0.01
Maximum Value	4	66.5	10	22.1	10000	4.5
Range	3.6	66.5	10	22.1	10000	4.49
Mean	1.157	2.367	2.086	0.809	1,435.693	1.717
Variance	0.352	18.919	4.675	4.017	2,433,050.996	3.213
Standard Deviation	0.593	4.350	2.162	2.004	1,559.824	1.793
Standard Error	0.021	0.155	0.077	0.095	64.108	0.094
Skewness	4.028	9.307	2.057	5.888	2.533	0.659
Kurtosis	15.963	117.684	4.113	43.505	8.937	-1.289
Geometric Mean	1.084	1.337	1.318	0.505	790.582	0.684
Sum of Logs	63.535	228.764	217.649	-218.198	3,910.243	-136.589
Mean of Logs	0.081	0.290	0.276	-0.684	6.673	-0.379
Log Variance	0.093	1.132	1.059	1.317	1.684	2.505
Log Estimate of Mean	1.136	2.355	2.239	0.975	1,834.948	2.394

Table 36 - Ho Ray: Ore Zone Sample Statistics

Drillhole Field	Length	Au	Au Cut	Ag	W
Number of Records	272	272	272	272	272
Number of Samples	272	272	272	244	151
Missing Values	0	0	0	28	121
Minimum Value	0.1	0	0.02	0	0
Maximum Value	4	22.4	10	64.2	2718
Range	3.9	22.4	9.98	64.2	2718
Mean	1.013	1.749	1.633	1.824	269.563
Variance	0.140	6.574	3.651	35.469	144,616.855
Standard Deviation	0.374	2.564	1.911	5.956	380.285
Standard Error	0.023	0.155	0.116	0.381	30.947
Skewness	4.611	4.628	2.981	8.154	3.252
Kurtosis	34.687	26.518	9.389	75.617	13.874
Geometric Mean	0.961	1.107	1.034	1.091	143.909
Sum of Logs	-10.939	27.138	9.141	14.642	730.470
Mean of Logs	-0.040	0.101	0.034	0.087	4.969
Log Variance	0.117	0.851	1.028	1.227	1.339
Log Estimate of Mean	1.019	1.694	1.729	2.015	281.039

Table 37 - Thac Trang: Ore Zone Sample Statistics

Figure 12 - Ho Ray & Thac Trang: Gold Log Probability Plot (uncut Au) to Figure 15 - Ho Ray & Thac Trang: Flourine Log Probability Plot below show Log Probability Plots for the uncut gold, silver, tungsten and fluorine (Ho Ray only) for all assays in both Ho Ray and Thac Trang were created using Datamine.

DATAMINE
Log Probability Plot for AU-AV
Probability
0.999
0.99
0.9
0.8
0.5
0.2
0.1
0.01
0.001
AREA
0.01
0.1
1
10
AU-AV

DATAMINE
Log Probability Plot for Ag
Probability
0.999
0.99
0.9
0.8
0.5
0.2
0.1
0.01
0.001
AREA
0.01
0.1
1
10
100
Ag

Drillhole density samples were extracted from above and below the wireframe defining the oxide and sulfide zones. Statistics were calculated on the density samples extracted from each zone. The results from the statistical analysis of the oxide and sulfide densities are listed in Table 38 - Ho Ray & Thac Trang: Oxide & Sulfide Density Statistics below.

Drillhole Field	Oxide Density	Sulphide Density
Number of Records	44	332
Number of Samples	44	332
Missing Values	-	-
Minimum Value	1.010	2.250
Maximum Value	3.162	3.334
Range	2.152	1.084
Mean	1.988	2.807
Variance	0.303	0.031
Standard Deviation	0.550	0.176
Standard Error	0.083	0.010
Skewness	0.461	0.856
Kurtosis	0.552	0.253
Geometric Mean	1.913	2.801
Sum of Logs	28.551	342.003
Mean of Logs	0.649	1.030
Log Variance	0.078	0.004
Log Estimate of Mean	1.990	2.807

Table 38 - Ho Ray & Thac Trang: Oxide & Sulfide Density Statistics

This compares with densities calculated by Olympus of 1.97 g/cm3 for the oxide zone and 2.81 g/cm3 for the sulfide zone. The use of the average values for the two zones is a reasonable approach to get global tonnages for each zone. However, density variations and their geometric relationship are not identified. It is recommended that systematic density measurements be undertaken with future drilling and the densities be interpolated similarly to the assays. This will provide a more detailed definition of the rock density variations and their distribution.

16.2.4   Previous Resource Estimates

The Ho Ray and Thac Trang deposits have been the subject of a number of resource estimates following various drilling campaigns. The following summary of historic resource estimate work completed prior to 2007, was extracted from Olympus-supplied technical documents. Some of these historic estimates were prepared pre-NI43-101 and Terra Mining Consultants/Stevens & Associates has neither audited them nor made any attempt to classify them according to NI43-101 standards. Although some of the more recent resource estimates are purported to have been compiled in terms of the relevant AusIMM JORC Code at that point in time. They are presented because Olympus and Terra Mining Consultants/Stevens & Associates consider them to be relevant and of historic significance.

  Indochina Goldfields Limited (Indochina) pre-1996. Indicated 1.99 Mt @ 2.0 g/t Au and 1.112 Mt @ 1.0 g/t Au. No details of calculation methodology have been sighted.
  Watts, Griffis and McOuat (WGM) for Indochina in May 1995. A 0.7 g/t Au cut-off, a 10 g/t Au cut-off and a 1.0 metre thickness cut-off were applied for a sectional estimate Indicated 0.89 Mt @ 2.0 g/t Au, Inferred 0.20 Mt @ 1.9 g/t Au. An SG of 2.2 was used.
  CRM with Global Mining Services (GMS) in the Lycopodium draft pre-feasibility June 1996. A 9.0 g/t Au upper cut was applied, Indicated 2.1 Mt @ 2.1 g/t Au and Low Grade 9.8 Mt @ 0.2 g/t Au. A specific gravity of 2.41 was used (Lycopodium, 1996). The methodology for estimation was interpolation of grade within interpreted outlines of the mineralization in Micromine. Volumes were estimated on the basis of half the distance between drill sections.
  CRM in October 1996 applied a 0.9 g/t Au cut-off and 10 g/t Au upper cut for resources Indicated-Oxide 0.23 Mt @ 2.1 g/t Au, Indicated-Sulfide 0.65 Mt @ 1.8 g/t Au, Inferred 1.38 Mt @ 1.8 g/t Au (see Table 39 - Ho Ray: CRM Resource Estimate October 1996 below). A global SG of 2.7 was applied. Ore block modeling was done in Micromine, utilised a search ellipsoid with dimensions 2 metres E-W, 75 metres N-S and 40 metres Z and orientation 40° E, being azimuth 306°, 20° pitch and used an inverse distance cubed algorithm. Block dimensions were 2.5 metres E-W, 10 metres N-S and 2.5 metres Z. Limits of the ore block model were 49700E to 50475E (local), 9640N to 10600N (local) and 60 mASL to 295 mASL. Indicated resources were those defined by ore blocks constrained by interpreted outlines of the mineralization and above 150 mASL. Inferred resources were those outside the interpreted outlines of mineralization containing greater than 3 points within the search ellipse. No Measured resources were assigned due to lack of confidence in mineralization distribution geometry.
Resource Category	Cut-off	Tonnes	Grade
	(g/t Au)	(t)	(g/t Au)
Indicated - Oxide	0.9	228,000	2.1
Indicated – Sulfide	0.9	650,000	1.8
Total Indicated	0.9	878,000	1.9
Inferred	0.9	1,380,000	1.8

Table 39 - Ho Ray: CRM Resource Estimate October 1996

  Shywolup & Sirinawin in December 2002 calculated a resource estimate for Ho Ray using Minemap software. The report indicates that the resource was compiled using the guidelines set down in the AusIMM JORC Code 1999. An upper cut of 10 g/t and a lower cut of 0.5 g/t was applied and a density of 2.78 g/cm³. A search ellipsoid of 75 metres x 75 metres x 5 metres at dip of 30° to azimuth 330° (local) or 030° (Gauss) was used. Block dimensions were 5 metres E, 5 metres N and 2.5 metres Z. Limits of the ore block model are 546025E to 547050E; 1704000N to 1704700N; and 50 mASL to 300 mASL. Indicated resources were assigned to those areas where mineralization continuity was modelled across more than one drill line (largely within co-ordinates 546200 – 546600E and 1704200 – 1704550N). An Inverse Distance Cubed method was used. Inferred resources were assigned to the remainder of the blocks. Modelled resource estimates at various lower cut-off grades were examined and these estimates are tabled, and are shown in Table 40 – Ho Ray: Shywolup/Sirinawin Resource Estimate December 2002 below.
Resource Category	Cut-off (g/t Au)	Blocks (B)	Volume (Bx5x5x2.5)	Tonnes (t) (Vx2.78)	Grade (g/t Au)
Indicated	0.5	19,080	1,192,500	3,315,000	1.54
	0.7	14,745	921,563	2,562,000	1.83
	0.9	11,894	743,375	2,067,000	2.08
	1.0	10,760	672,500	1,870,000	2.19
	1.2	8,827	551,688	1,564,000	2.43
	1.5	6,425	401,563	1,116,000	2.84
Inferred	0.5	7,083	442,688	1,231,000	1.13
	0.7	4,572	285,750	794,000	1.41
	0.9	3,184	199,000	553,000	1.66
	1.0	2,808	175,500	488,000	1.77
	1.2	2,138	133,625	371,000	1.98
	1.5	1,502	93,875	261,000	2.26
TOTAL	0.5	26,163	1,635,188	4,546,000	1.43
	0.7	19,317	1,207,313	3,356,000	1.73
	0.9	15,078	942,375	2,620,000	1.99
	1.0	13,568	848,000	2,357,000	2.10
	1.2	10,965	685,313	1,905,000	2.34
	1.5	7,927	495,438	1,377,000	2.73

Table 40 – Ho Ray: Shywolup/Sirinawin Resource Estimate December 2002

  Shywolup & Sirinawin in November 2005 completed resource estimation for the Ho Ray deposit using Gemcom software. The estimate was based on a reinterpretation of geological and assay data from mid 1990’s drilling and from additional drilling carried out in 2004. The resource estimation parameters used were: upper cut 10 g/t; lower cut 0.5 g/t; search ellipse orientation 30° dip to azimuth 030°; search ellipse size, Indicated 70 metres x 70 metres x 10 metres, and Inferred 140 metres x 140 metres x 20 metres; density of 2.78 g/cm³. An Inverse Distance Squared method was used. Oxide and sulfide zones were identified and reported separately, as was a shallow resource to 50 metres below surface. The Indicated resources were projected 25 metres from wireframed intercepts where the intercepts were correlated between sections, and the Inferred resources were projected up to 50 metres from single wireframed intercepts. Modelled resource estimates at various lower cut-off grades were examined and these estimates are tabled, and are shown in Table 41 - Ho Ray: Shywolup/Sirinawin Resource Estimate November 2005 below.

Resource	Cut-off	Blocks	Volume	Tonnes (t)	Grade
Category	(g/t Au)	(B)	(Bx2x2x1)	(Vx2.78)	(g/t Au)
Indicated Oxide	0.5	11,700	46,800	130,104	2.847
	0.7	11,551	46,204	128,447	2.875
	0.9	11,357	45,428	126,290	2.911
	1.0	11,146	44,584	123,944	2.948
	1.2	10,585	42,340	117,705	3.044
	1.5	9,323	37,292	103,672	3.277
Inferred Oxide	0.5	44,777	179,108	497,920	1.738
	0.7	43,096	172,384	479,228	1.781
	0.9	36,223	144,892	402,800	1.969
	1.0	33,755	135,020	375,356	2.043
	1.2	29,098	116,392	323,570	2.195
	1.5	23,340	93,360	259,541	2.403
Indicated Sulfide	0.5	72,776	291,104	809,269	2.475
	0.7	72,682	290,728	808,224	2.478
	0.9	72,454	289,816	805,688	2.483
	1.0	72,179	288,716	802,630	2.489
	1.2	70,107	280,428	779,590	2.529
	1.5	64,611	258,444	718,474	2.629
Inferred Sulfide	0.5	59,881	239,524	665,877	1.832
	0.7	58,911	235,644	655,090	1.852
	0.9	57,124	228,496	635,219	1.884
	1.0	55,584	222,336	618,094	1.910
	1.2	49,068	196,272	545,636	2.015
	1.5	37,548	150,192	417,534	2.219
Indicated Sulfide	0.5	56,206	224,824	625,011	2.578
50m depth	0.7	56,136	224,544	624,232	2.581
	0.9	55,992	223,968	622,631	2.585
	1.0	55,841	223,364	620,952	2.590
	1.2	54,386	217,544	604,772	2.629
	1.5	51,415	205,660	571,735	2.702
Inferred Sulfide	0.5	32,001	128,004	355,851	1.923

Resource Category	Cut-off	Blocks	Volume	Tonnes (t)	Grade
	(g/t Au)	(B)	(Bx2x2x1)	(Vx2.78)	(g/t Au)
50m depth	0.7	31,436	125,744	349,568	1.947
	0.9	30,323	121,292	337,192	1.988
	1.0	29,510	118,040	328,151	2.017
	1.2	26,858	107,432	298,661	2.106
	1.5	22,209	88,836	246,964	2.264
Total Indicated Oxide & Sulfide	0.5	84,476	337,904	939,373	2.53
Total Inferred Oxide & Sulfide	0.5	104,658	418,632	1,163,797	1.79
GRAND TOTAL Oxide & Sulfide	0.5	189,134	756,536	2,103,170	2.12
Total Indicated 50m depth	0.5	67,906	271,624	755,115	2.62
Total Inferred 50m depth	0.5	76,778	307,112	853,771	1.82
GRAND TOTAL 50m depth	0.5	144,684	578,736	1,608,886	2.19

Table 41 - Ho Ray: Shywolup/Sirinawin Resource Estimate November 2005

  Shywolup & Sirinawin in January 2006 completed resource estimation for the Thac Trang deposit using Gemcom software. The estimate was based on a reinterpretation of geological and assay data from mid 1990’s drilling and from additional drilling carried out in 2004 and early 2005. The resource estimation parameters used were: upper cut 10 g/t; lower cut 0.5 g/t; search ellipse orientation 30° dip to azimuth 090°; search ellipse size, Indicated 70 metres x 70 metres x 10 metres, and Inferred 140 metres x 140 metres x 20 metres; density of 2.78 g/cm³. An Inverse Distance Squared method was used. The Indicated resources were projected 25 metres from wireframed intercepts where the intercepts were correlated between sections, and the Inferred resources were projected up to 50 metres from single wireframed intercepts. Modelled resource estimates at various lower cut-off grades were examined and these estimates are tabled, and are shown in Table 42 - Thac Trang: Shywolup/Sirinawin Resource Estimate January 2006 below.

Resource	Cut-off	Blocks	Volume	Tonnes	Grade
Category	(g/t Au)	(B)	(Bx2x2x1)	(t)	(g/t Au)
				(Vx2.78)
Indicated	0.5	23,655	94,620	263,044	2.207
	1.0	23,035	92,140	256,149	2.243
	1.5	15,232	60,928	169,380	2.726
Inferred	0.5	38,087	152,348	423,527	1.778
	1.0	30,886	123,544	343,452	1.992
	1.5	19,923	79,692	221,544	2.391
TOTAL	0.5	61,742	246,968	686,571	1.942
	1.0	53,921	215,684	599,602	2.099
	1.5	35,155	140,620	390,924	2.536

Table 42 - Thac Trang: Shywolup/Sirinawin Resource Estimate January 2006

Listed below are historical ore reserve estimates based on the previous resource estimate work indicated above. They are presented because Olympus and Terra Mining Consultants/Stevens & Associates consider them to be relevant and of historic significance.

  GMS and John Dunlop for Lycopodium in September 1996. A mining study was completed and a 0.7 g/t Au cut-off and 9.0 g/t Au upper cut were applied. Two open pit options based on different waste to ore ratios, being approximately 4.6:1 and 6:1 were presented. The 6:1 stripping option was estimated to have a Probable Reserve 1.57 Mt @ 2.09 g/t Au from two pits. An SG of 2.75 was used.
  John Dunlop for Lycopodium in November 1996 produced a revised open pit mine design with Probable Reserve 1.01 Mt @ 2.35 g/t Au from three pits. A 0.9 g/t cutoff was applied.
16.2.5  Modelling & Resource Estimate Parameters

Block models were generated in Gemcom for both Ho Ray and Thac Trang. The Ho Ray blocks axes were orientated at 060º & 330º and the Thac Trang blocks were orthogonal. The mineralized zone wireframes were filled with 2 metres x 2 metres x 1 metre model cells for both deposits. The wireframe defining the oxide-sulfide boundary was used to define the block densities – 1.97 g/cm³ for the oxide zone and 2.81 g/cm³ for the sulfide zone.

For Ho Ray, all the assays within the wireframe were used in the estimate. Gold, tungsten and fluorine were applied top cut values of 10.0 g/t Au, 10,000 ppm (1%) W and 4.5% F respectively as based on generated log normal probability plots. Gold has been treated as the primary product of the deposit and no lower cut-off grade was applied to the tungsten and fluorine grade calculations as these elements lie within the wire frames as defined by the>0.5 g/t Au cut-off. No compositing of assays was done. The densities used in reporting the tonnage are 1.97 and 2.81 g/cm3 for oxide and sulfide ore, respectively.

For Thac Trang, all the assays within the wire-frame were used in the estimate. Gold was applied a top cut value of 10.0 g/t Au while tungsten applied no top cut value as there is not much deviation on the line as shown on the log normal probability plot. Gold has been treated as the primary product of the deposit and no lower cut-off grade was applied to tungsten grade calculation as this element lies within the wire-frames as defined by the>0.5 g/t Au cut-off. No compositing of assays was done. There were no conflicts of assay data points detected during the estimate.

The densities used in reporting the tonnage values were 1.97 and 2.81 g/cm3 for oxide and sulfide ore, respectively. These were the same density values as used in the Ho Ray resources estimation. The Thac Trang deposit is considered to be a south-easterly to easterly strike extension of the Ho Ray mineralization based on the lithological and mineralogical characteristics of the deposit.

Search ellipse orientation parameters are defined by the average ore zone orientations derived from a Stereonet analysis of the ore zone surfaces for each area.

The Ho Ray modelling and resource estimation parameters used in the grade interpolation are listed in Table 43 - Ho Ray: Resource Estimation Parameters below.

Parameter		Au	W	F
Upper Cut Value		10g/t	10,000 ppm	4.5%
Lower Cut Value		All assays in WF	All assays in WF	All assays in WF
Search Ellipse		23[o] dip to azi 058[o]	23[o] dip to azi 058[o]	23[o] dip to azi 058[o]
Measured
•	Search Radius	35 x 35 x 5 m	35 x 35 x 5 m	35 x 35 x 5 m
•	Weighting	8 – 32 data pts.	8 – 32 data pts.	8 – 32 data pts.
Indicated
•	Search Radius	70 x 70 x 10 m	70 x 70 x 10 m	70 x 70 x 10 m
•	Weighting	8 – 32 data pts.	8 – 32 data pts.	8 – 32 data pts.
Inferred – Pass 1
•	Search Radius	140 x 140 x 20 m	140 x 140 x 20 m	140 x 140 x 20 m
•	Weighting	4 – 32 data pts.	4 – 32 data pts.	4 – 32 data pts.
Inferred – Pass 2
•	Search Radius		140 x 140 x 20 m	140 x 140 x 20 m
•	Weighting		2 – 32 data pts.	2 – 32 data pts.
Inferred – Pass 3
•	Search Radius		210 x 210 x 20 m	210 x 210 x 20 m
•	Weighting		2 – 32 data pts.	2 – 32 data pts.
Density
•	Oxide Ore	1.97 g/cm3	1.97 g/cm3	1.97 g/cm3
•	Sulfide Ore	2.81 g/cm3	2.81 g/cm3	2.81 g/cm3

Table 43 - Ho Ray: Resource Estimation Parameters

The Thac Trang modelling and resource estimation parameters used in the grade interpolation are listed in Table 44 - Thac Trang: Resource Estimation Parameters below.

Parameter		Au	W
Upper Cut Value		10 g/t	All assays in WF
Lower Cut Value		All assays in WF	All assays in WF
Search Ellipse		22[o] dip to azi 71[o]	22[o] dip to azi 71[o]
Measured
•	Search Radius	35 x 35 x 5 m	35 x 35 x 5 m
•	Weighting	8 – 32 data pts.	8 – 32 data pts.
Indicated
•	Search Radius	70 x 70 x 10 m	70 x 70 x 10 m
•	Weighting	8 – 32 data pts.	8 – 32 data pts.
Inferred – Pass 1
•	Search Radius	140 x 140 x 20 m	140 x 140 x 20 m
•	Weighting	4 – 32 data pts.	4 – 32 data pts.
Inferred – Pass 2
•	Search Radius		140 x 140 x 20 m
•	Weighting		2 – 32 data pts.
Inferred – Pass 3
•	Search Radius		210 x 210 x 20 m
•	Weighting		2 – 32 data pts.
Density
•	Oxide Ore	1.97 g/cm3	1.97 g/cm3
•	Sulfide Ore	2.81 g/cm3	2.81 g/cm3

Table 44 - Thac Trang: Resource Estimation Parameters

16.2.6   Comparative Estimates

Using Datamine software, Terra Mining Consultants/Stevens & Associates prepared a block model generated using the imported wireframe surfaces output from Gemcom. The block parameters used differed slightly from Gemcom due mainly to software differences. The differences are tabulated below:

Parameter	Olympus	Terra Mining/ Stevens &
Assoc.
Parent Block Size	2m x 2m x 1m	4m x 4m x 1m
Block Splitting	No splitting	Sub-Cell splitting
(2x in X & Y and 3x in Z)
Sub-Cell Block Size (minimum)	N/A	0.5m x 0.5m x 0.125m

Table 45 - Ho Ray & Thac Trang: Software Modelling Differences

The same grade interpolation parameters used by Olympus were used by Terra Mining Consultants/Stevens & Associates, and primarily they are the same as those listed above in the previous section. The only difference is only one Inferred Pass was run using the Inferred Pass 3 parameters, i.e. Inferred Pass 1 and 2 were not run in the comparative assessment. As part of the comparative assessment the interpolation was done using two methods, namely Inverse Distance Squared (IPD) and a 3D polygonal ‘Nearest Neighbour’ method (NN). The Nearest Neighbour method was run as a comparative check of the Inverse Distance method. Additionally, Terra Mining Consultants/Stevens & Associates interpolated the Silver (Ag) and uncut Gold (Au_Av) as well.

The results of the comparative assessment, for Ho Ray and Thac Trang, are shown below along with some comparative statistics between the two resource estimates.

		Olympus		Terra/Stevens		Difference
Category	Zone	Tonnes	Au	Tonnes	Au	Tonnes	Au
		(t)	(g/t)	(t)	(g/t)	(%)	(%)
Measured	Oxide	120,000	2.15	117,500	2.16	2.08%	-0.56%
	Sulphide	388,300	2.28	388,100	2.27	0.05%	0.39%
	Total	508,300	2.25	505,600	2.24	0.53%	0.16%
Indicated	Oxide	192,200	2.18	183,100	2.16	4.73%	0.99%
	Sulphide	776,600	2.07	760,300	2.06	2.10%	0.53%
	Total	968,800	2.14	943,400	2.09	2.62%	2.34%
Inferred	Oxide	228,200	1.36	211,400	1.33	7.36%	1.73%
	Sulphide	835,600	1.50	818,200	1.50	2.08%	-0.01%
	Total	1,063,800	1.47	1,029,600	1.47	3.21%	0.23%

 Table 46 - Ho Ray: Comparative Gold Resource Assessment

		Olympus		Terra/Stevens		Difference
Category	Zone	Tonnes	Au	Tonnes	Au	Tonnes	Au
		(t)	(g/t)	(t)	(g/t)	(%)	(%)
Measured	Oxide	22,800	1.99	22,800	1.98	0.00%	0.25%
	Sulphide	95,800	2.59	94,900	2.60	0.94%	-0.41%
	Total	118,600	2.47	117,700	2.48	0.76%	-0.26%
Indicated	Oxide	59,300	1.17	58,500	1.16	1.35%	0.35%
	Sulphide	295,100	1.67	287,600	1.67	2.54%	-0.04%
	Total	354,400	1.59	346,100	1.59	2.34%	0.06%
Inferred	Oxide	173,200	1.12	167,300	1.12	3.41%	-0.03%
	Sulphide	636,200	1.45	608,800	1.45	4.31%	-0.01%
	Total	809,400	1.38	776,100	1.38	4.11%	0.02%

Table 47 - Thac Trang: Comparative Gold Resource Assessment

		Olympus		Terra/Stevens		Difference
Category	Zone	Tonnes	W	Tonnes	W	Tonnes	W
		(t)	(ppm)	(t)	(ppm)	(%)	(ppm)
Measured	Oxide	94,200	1,848	92,000	1,859	2.34%	-0.57%
	Sulphide	340,200	1,721	339,700	1,719	0.15%	0.11%
	Total	434,400	1,749	431,700	1,749	0.62%	-0.01%
Indicated	Oxide	178,500	1,416	170,000	1,420	4.76%	-0.26%
	Sulphide	631,100	1,413	620,400	1,410	1.70%	0.23%
	Total	809,600	1,413	790,400	1,412	2.37%	0.12%
Inferred	Oxide	253,800	1,606	257,400	1,586	-1.42%	1.25%
	Sulphide	1,051,700	983	1,047,900	1,041	0.36%	-5.89%
	Total	1,305,500	1,104	1,305,400	1,148	0.01%	-4.01%

Table 48 - Ho Ray: Comparative Tungsten Resource Assessment

		Olympus		Terra/Stevens		Difference
Category	Zone	Tonnes	W	Tonnes	W	Tonnes	W
		(t)	(ppm)	(t)	(ppm)	(%)	(ppm)
Measured	Oxide	22,500	213	22,500	213	0.00%	0.00%
	Sulphide	71,700	257	70,500	258	1.67%	-0.54%
	Total	94,200	246	93,000	247	1.27%	-0.36%
Indicated	Oxide	40,600	216	40,000	216	1.48%	0.30%
	Sulphide	191,700	233	188,000	233	1.93%	0.18%
	Total	232,300	230	228,000	230	1.85%	0.20%
Inferred	Oxide	195,800	377	191,300	374	2.30%	0.64%
	Sulphide	762,800	333	753,500	330	1.22%	1.13%
	Total	958,600	342	944,800	339	1.44%	1.04%

Table 49 - Thac Trang: Comparative Tungsten Resource Assessment

		Olympus		Terra/Stevens		Difference
Category	Zone	Tonnes	F	Tonnes	F	Tonnes	F
		(t)	(%)	(t)	(%)	(%)	(%)
Measured	Oxide	59,200	1.06	58,000	1.07	2.03%	-0.42%
	Sulphide	193,000	2.97	192,500	2.98	0.26%	-0.10%
	Total	252,200	2.53	250,500	2.54	0.67%	-0.38%
Indicated	Oxide	94,400	0.75	86,700	0.75	8.16%	0.14%
	Sulphide	573,800	2.53	567,800	2.50	1.05%	0.96%
	Total	668,200	2.28	654,500	2.27	2.05%	0.25%
Inferred	Oxide	87,100	0.77	94,900	0.91	-8.96%	-18.92%
	Sulphide	878,700	1.98	879,100	1.97	-0.05%	0.04%
	Total	965,800	1.87	974,000	1.87	-0.85%	-0.25%

Table 50 - Ho Ray: Comparative Flourine Resource Assessment

The Olympus resource estimate for both Ho Ray and Thac Trang compares well with the Terra Mining Consultants/Stevens & Associates resource estimate and the minor differences probably reflect the differing software, some different modelling or interpolation parameters used, and wireframe versus block model volumes.

Comparing the two interpolation methods run by Terra Mining Consultants/Stevens & Associates, i.e. Inverse Distance Squared and Nearest Neighbour, the following results were obtained. For Ho Ray the IPD Au grade was 1.86 g/t and the comparative NN grade was 1.71 g/t which relates to a 7.9% difference. There was no tonnage difference. For Thac Trang the IPD Au grade was 1.54 g/t and the NN grade was 1.45 g/t, which is a 6% difference. There was also no tonnage difference. Considering the differences in the interpolation methods this is an acceptable difference.

16.3	Bong Mieu Central

16.3.1	General

Bong Mieu Central area within the Bong Mieu Investment Licence incorporates the deposits of Ho Gan. In previous reports Ho Gan may have been used by itself.

Since the WGM and Micon audit conducted in September 2004 and November 2004 respectively, a subsequent in house resource and reserve update has been undertaken. Additionally, mining is in progress and the resource and reserve have been depleted. This resource and reserve depletion, and the remaining Mineral Resource and Mineral Reserve, as of December 2006, is briefly summarised towards the end of this section of the report.

The audit and document review conducted by Terra Mining Consultants/Stevens & Associates included:

  Review of the W. Shywolup and T. Sirinawin August 2002 report “Review of the Bong Mieu Project Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc.”
  Review of Watts, Griffis & McOuat September 2004 report “A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc.”
  Review of MICON International Ltd report November 2004 (Revised July 2007) “Technical Report – the Bong Mieu Gold Project, Vietnam”
  Review of internal report by Gonzalez & Adigue dated January 2007 “Ho Gan Ore Resource – Update and Reconciliation”

16.3.2 Data Review & Validation

The Ho Gan project database of drillholes, sections, wireframes and block models was exported from Gemcom by Olympus personnel and supplied in a suitable data exchange format (ASCII, Excel spreadsheet or DXF/DWG format) for importation into Datamine software.

The drillhole database provided as an Access Database consisted of drillhole collar, downhole survey, and drillhole assay and lithology interval data for the deposits. These files were exported from Access to Excel and combined into one Excel spreadsheet for review, importation into Datamine and validation.

The assay interval file contains ‘FROM’ and ‘TO’ depths and gold assays (AU_AV) for all intervals sampled, with an additional gold assay field (AUCUT10) containing data with a top cut of 10 g/t.

The database was checked and then imported into Datamine for review and validation to identify any data errors such as missing data (e.g. drillholes without data), data overlaps, missing intervals (assays and lithology), naming errors, etc. No errors or warnings were encountered in the validation process. Seven of the drillholes contained no assay data.

Density determinations performed in 2002 of some 46 mineralized samples from throughout the Ho Gan deposit gave an average density of 2.55 g/cm3. These density determinations ranged from 2.06 g/cm3 to 2.76 g/cm3. Different mineralized rock types had similar mean densities (quartz + sulfide 2.57 g/cm3, schist + sulfide 2.53 g/cm3 and limonitic/haematitic schist 2.49 g/cm3).

Additional density data were obtained in mid-2004 from Genalysis for 18 core samples and from Transport Engineering Consulting Company 533 (“Company 533”), Danang for 40 core samples. Genalysis determined an average density for breccia of 2.62 g/cm3 (12 samples) and for granite of 2.59 g/cm3 (6 samples). “Company 533” determinations averaged 2.51 g/cm3 for breccia (25 samples), 2.50 g/cm3 for granite and gneiss (7 samples) and 2.28 g/cm3 for schist (8 samples).

A global density of 2.5 g/cm3 was used for tonnage calculation in the Olympus resource estimate.

The wireframes/triangulations or digital terrain models defining the ore zones, as supplied by Olympus, were checked for crossovers and holes, etc. No duplicate faces, empty faces, open edges, intersections or shared edges were found in any of the wireframes/triangulations or digital terrain models. Similarly the topography data was supplied as a digital terrain model.

16.3.3 Statistical Analysis of Data

The drillhole data consisted of 565 drillholes collar entries, 565 drillhole survey entries, 5,754 assay records and 3,033 lithology records. Drillhole depths varied from 0.5 metres to 85 metres. A total of 6,213.56 metres of drilling was completed. Sample lengths varied from 0.2 metres to 4 metres.

Terra Mining Consultants/Stevens & Associates conducted basic statistics in Datamine on the raw Au assays and the 1 metre composite assays. These are comparatively tabulated in Table 51 - Comparative Statistics for Raw and Composited Gold Samples below. The comparison of assay and composite grades is reasonable. Figure 16 - Ho Gan: Gold Log Probability Plot for 1m Sample Composites shows a histogram of the 1 metre composites.

Drillhole Field	Au	Au
	Assays	Composites
Number of Samples	5,065	5,376
Minimum Value	-	-
Maximum Value	10.000	10.000
Range	10.000	10.000
Mean	0.423	0.416
Variance	1.329	1.183
Standard Deviation	1.153	1.088
Standard Error	0.015	0.014
Skewness	5.075	5.117
Kurtosis	30.946	32.448
Geometric Mean	0.094	0.099
Sum of Logs	- 11,997.351	- 12,440.219
Mean of Logs	-2.369	-2.314
Log Variance	2.952	2.902
Log Estimate of Mean	0.410	0.422

Table 51 - Comparative Statistics for Raw and Composited Gold Samples

Some semi-variogram analysis has been performed by Olympus, and this preliminary work indicated that short range structures are present at ~30 metres, similar to findings by Snowden Associates Pty Ltd (“Snowden”) in its assessment of the Ho Gan resource estimates for Rothschild Australia Limited in April 1993. This assessment was presented in a report titled Assessment of the Ho Gan Gold Project. Snowden performed variogram analysis to confirm the spatial continuity of the Ho Gan deposit, alluding to it as a “very narrow skin of mineralization.” Snowden determined that the best directional variograms were obtained for directions of 070° and 160°, in addition to a very well defined downhole semi-variogram, which established a suspiciously low nugget effect. This low nugget was qualified by Snowden on the basis that the sampling procedure (which incorporated pit samples) “included sufficient mass and adequate pulverizing and splitting to give excellent reproducibility between two samples from the same pit”.

Modelled semi-variograms support a long axis at 070° and an intermediate axis along 160°, the shortest range being vertical. The longest range indicated showed maximum continuity at 070°, which (oddly) is perpendicular to the shoot plunge direction (330°) that was interpreted by the owners of the property at the time.

Nugget	Sill	Range (m)

0.05	0.39	25x22x2.5

	0.49	40x22x2.5

	0.34	130 x 95 x 5.5

Snowden also identified short range (nested) structures from 22 – 40 metres in the plane of mineralization and 2.5 metres across with long range structures of 130 x 95 metres in the plane and 5.5 metres across.

16.3.4  Previous Resource Estimates

The following summary of historic resource estimate work completed prior to 2007, was extracted from Olympus-supplied technical documents. Some of these historic estimates were prepared pre-NI 43-101 and Terra Mining Consultants/Stevens & Associates has neither audited them nor made any attempt to classify them according to NI 43-101 standards. They are presented because Olympus and Terra Mining Consultants/Stevens & Associates consider them to be relevant and of historic significance.

  CRM of Perth, Australia in September 1992. A 1.0 g/t Au cutoff was applied and resources estimated were: Measured 1.26 Mt @ 2.46 g/t Au, Indicated 0.41 Mt @ 2.38 g/t Au, Inferred 0.09 Mt @ 2.00 g/t Au. An SG of 2.5 was used. Ore block modelling was done in Micromine, utilised a search ellipsoid with dimensions 50 metres E-W, 70 metres N-S and 2 metre Z and orientation 0° (mineralization rotated to horizontal), and used an inverse distance squared algorithm. Block dimensions were 10 metre E-W, 10 metre N-S and 1 metre Z. Minimum value to file was 0.5 g/t Au. Measured Resources were defined as constrained by pits, trenches or geological boundaries not more than 50 metres apart, the grade and thickness of the mineralization exhibited continuity, the grade of each block was greater than 1 g/t Au over a minimum thickness of 1 metre and 4 or more data points were located within the search ellipsoid of the block. Indicated Resources were defined as constrained by pits, trenches or geological boundaries not more than 50 metres apart, the grade and thickness of the mineralization exhibited continuity, the grade of each block was greater than 1 g/t Au over a minimum thickness of 1 metre and less than 4 data points were located within the search ellipsoid of the block. Inferred Resources were defined as identified mineralization with insufficient data to allow the geological framework to be confidently interpreted and continuity of mineralization to be predicted.
  Gemell Mining Engineers (“GME”) of Perth, Australia in October 1992 took the above estimate and converted it into Surpac software generated resources as follows: Measured 1.30 Mt @ 2.44 g/t Au and Indicated 0.37 Mt @ 2.42 g/t Au. They added dilution skins of 0.2 metres on the footwall and 0.3 metres on the hanging wall (skins assigned a grade of 0.35 g/t Au) to produce a Mining Reserve of 1.725 Mt @ 2.08 g/t Au.

  CRM in May 1996. A 0.8 g/t Au cutoff and a 10 g/t Au upper cut were applied and resources estimated were: Measured 0.13 Mt @ 2.08 g/t Au, Indicated 0.56 Mt @ 1.96 g/t Au, Inferred 1.28 Mt @ 1.82 g/t Au. An SG of 2.5 was used. Block modelling was done in Micromine, utilised a search ellipsoid with dimensions 60 metres E-W, 60 metres N-S and 1 metre Z and orientation 60° W, being 318° grid, 5° plunge and used an inverse distance cubed algorithm. Block dimensions were 5 metres E-W, 5 metres N-S and 0.5 metres Z. Limits of the ore block model were 543000E to 545000E, 1702500N to 1704250N and 90 mASL to 300 mASL. Measured Resources were defined as those blocks with 10 or more data points located within the search ellipse. Indicated Resources were defined as those blocks with more than 5 but less than 10 data points located within the search ellipse. Inferred Resources were defined as those blocks with more than 1 but less than 6 data points located within the search ellipse.
  Watts Griffis and McOuat (WGM) carried out an audit in August 2004 of the Ho Gan Mineral Resource estimate prepared by Olympus. The audit and report were carried out and prepared in compliance with the standards of National Instrument 43-101 (NI 43-101), and the CIM Standards. WGM re-classified the Olympus resources which were classified using the AusIMM JORC criteria and standards. The Ho Gan Mineral Resource at a 1.5 g/t cut-off is shown in Table 52 - Ho Gan: Measured & Indicated Mineral Resource at a 1.5 g/t Cutoff and Table 53 - Ho Gan: Inferred Mineral Resource at a 1.5 g/t Cutoff below. Table 54 - Area 7/8: Mineral Resources at a Range of Cutoffs and Table 55 - Wireframe Global: Mineral Resources at a Range of Cutoffs display a range of cut-offs for the 7/8 area and the wireframed global resource at Ho Gan, with Table 56 - Comparative Resource Estimates (Olympus and WGM) showing the comparative resource estimates between Olympus and WGM at varying cut-off grades. The resource estimate was compiled using Gemcom software. The modelling and estimation parameters below were used for the global resource: upper cut – 10 g/t Au; lower cut – 0.5 g/t Au; search radius – 70 metres x 70 metres x 10 metres; 5° plunge to 318°; block size – 5 metres E, 5 metres N, 1 metre Z; interpolation method – Inverse Distance Squared; weighting – 3-16 samples/composites; SG – 2.5; block model limits –221900 to 223000E; 1703500 to 1705000N; 80 to 300 mRL. The modelling and estimation parameters for the 7/8 area was: upper cut – 10 g/t Au; 1 metre composites; search ellipse pass 1 (Measured) - 35 metres x 35 metres x 5 metres; 5° plunge to 318°; search ellipse pass 2 (Indicated) - 70 metres x 70 metres x 10 metres; 5° plunge to 318°; search ellipse pass 3 (Inferred) - 100 metres x 100 metres x 10 metres; 5° plunge to 318°; block size – 5 metres E, 5 metres N, 1 metre Z; interpolation method – Inverse Distance Squared; weighting – 4-16 samples/composites; SG – 2.5; block model limits – 221900 to 222325E; 1704400 to 1704610N; 80 to 300 mASL.

Area	Measured		Indicated		Measured + Indicated
	Tonnes	g/t Au	Tonnes	g/t Au	Tonnes	g/t Au
7/8	145,800	3.31	128,100	2.96	273,900	3.15
Remainder	-		414,200	2.70	414,200	2.70
Ho Gan Total	145,800	3.31	542,300	2.76	688,100	2.88

Table 52 - Ho Gan: Measured & Indicated Mineral Resource at a 1.5 g/t Cutoff

Area	Inferred
	Tonnes	g/t Au
7/8	9,200	2.97
Remainder	2,300	3.00
Ho Gan Total	11,500	2.98

Table 53 - Ho Gan: Inferred Mineral Resource at a 1.5 g/t Cutoff

Cutoff Grade	Measured		Indicated		Inferred
g/t Au	Tonnes	g/t Au	Tonnes	g/t Au	Tonnes	g/t Au
2.5	97,300	3.97	73,100	3.72	7,900	3.13
2.0	120,800	3.64	96,400	3.36	8,300	3.09
1.5	145,800	3.31	128,100	2.96	9,200	2.97
1.0	174,600	2.97	163,800	2.59	9,900	2.84
0.5	193,400	2.76	189,400	2.35	11,300	2.59

Table 54 - Area 7/8: Mineral Resources at a Range of Cutoffs

Cutoff Grade	Measured		Indicated		Inferred
g/t Au	Tonnes	g/t Au	Tonnes	g/t Au	Tonnes	g/t Au
2.5	97,300	3.97	237,200	3.81	8,800	3.31
2.0	120,800	3.64	366,400	3.26	9,400	3.24
1.5	145,800	3.31	542,300	2.76	11,500	2.98
1.0	174,600	2.97	798,400	2.27	18,500	2.01
0.5	193,400	2.76	923,300	2.08	22,800	2.01

Table 55 - Wireframe Global: Mineral Resources at a Range of Cutoffs

(Includes Ho Gan 7/8)
Cutoff Grade	Olympus Estimate		WGM Estimate
g/t Au	Tonnes	g/t Au	Tonnes	g/t Au
2.5	343,251	3.85	324,687	3.87
2.0	499,500	3.33	466,625	3.37
1.5	699,626	2.88	660,687	2.89
1.0	991,502	2.40	923,750	2.42
0.5	1,139,376	2.19	1,065,125	2.21

Table 56 - Comparative Resource Estimates (Olympus and WGM)

Listed below are historical ore reserve estimates based on the previous resource estimate work indicated above. They are presented because Olympus and Terra Mining Consultants/Stevens & Associates consider them to be relevant and of historic significance.

  Mining engineer John Dunlop generated conceptual pit outlines also in May 1996. The resultant 5 mining pits (pits 1, 3A, 3B, 4 and 5) were estimated to contain 1.19 Mt @ 2.08 g/t Au. Difficulties were encountered with the CRM generated digital terrain model (DTM) that was used for the conceptual mining study.
  Lycopodium of Perth, Australia in the June 1996 draft pre-feasibility study quoted a Probable Reserve of 1.798 Mt @ 1.77 g/t Au from the mining of 7 pits based on CRM’s May 1996 resource figures and on a no waste basis. This figure was repeated in the July 1996 pre-feasibility document.
  In November 1996, John Dunlop misquoted CRM’s May 1996 resource estimate, which had been fully tabled in Lycopodium’s July 1996 pre-feasibility document. Dunlop stated that total Resources at Ho Gan at a lower cutoff of 0.6 g/t Au were 2.50 Mt @ 2.40 g/t Au; however, this should have read 2.58 Mt @ 1.58 g/t Au (10 g/t Au upper cut applied). Dunlop’s June 1996 Probable Reserve of 1.798 Mt @ 1.77 g/t Au was repeated in Lycopodium’s September 1996 report and again in Dunlop’s November 1996 report.
16.3.5 Modelling & Resource Estimate Parameters

In September 2005 block models were generated in Gemcom for the Ho Gan deposit by Olympus. The Ho Gan blocks axes were orientated orthogonally. The mineralized zone wireframes were filled with 5 metres x 5 metres x 1 metre model cells. The default density of 2.5 g/cm³ is applied to all cells in the block model.

For Ho Gan, gold had a 10.0 g/t Au top cut applied and a 0.5 g/t Au bottom cut. No compositing of assays was done. North-South cross-sections were generated and ore zones defined using the>0.5 g/t Au as a mineralization outline limit. These sections were then wireframed to define the ore zone volume. The 963 samples defining the ore zone were used in the estimation.

The Ho Gan modelling and resource estimation parameters used in the grade interpolation are listed in Table 57 - Ho Gan: Modelling & Resource Parameters below.

Parameter		Au
Upper Cut Value		10 g/t
Lower Cut Value		All assays in WF
Search Ellipse		5[o] dip to azi 318[o]
Measured
•	Search Radius	35 x 35 x 5 m
•	Weighting	4 – 16 data pts.
Indicated
•	Search Radius	70 x 70 x 10 m
•	Weighting	4 – 16 data pts.
Inferred
•	Search Radius	140 x 140 x 20 m
•	Weighting	4 – 16 data pts.
Density		2.5 g/cm3

Table 57 - Ho Gan: Modelling & Resource Parameters

16.3.6 Comparative Estimates

Using Datamine software, Terra Mining Consultants/Stevens & Associates prepared a block model generated using the imported wireframe surfaces output from Gemcom. The block parameters used differed slightly from Gemcom due mainly to software differences. The differences are tabulated below:

Parameter	Olympus	Terra Mining/ Stevens &
Assoc.
Parent Block Size	5m x 5m x 1m	8m x 8m x seam fill
Block Splitting	No splitting	Sub-Cell splitting
(3x in X & Y and seam fill in Z)
Sub-Cell Block Size (minimum)	N/A	1m x 1m x 0.001m

Table 58 - Ho Gan: Software Modelling Differences

The same grade interpolation parameters and sample data points as used by Olympus were used by Terra Mining Consultants/Stevens & Associates, and they are the same as those listed above in the previous section.

The results of the comparative assessment, for Ho Gan, are shown below in Table 59 - Ho Gan: Comparative Gold Resource Assessment along with some comparative statistics between the two resource estimates.

	Olympus		Terra/Stevens Assoc.		Difference
Category	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
	(t)	(g/t Au)	(t)	(g/t Au)	(%)	(%)
Measured	261,100	2.77	265,300	2.77	1.58%	0.03%
Indicated	815,300	2.21	781,900	2.27	-4.27%	2.49%
Measured+Indicated	1,076,400	2.35	1,047,200	2.39	-2.79%	2.02%
Inferred	77,900	2.19	80,600	2.27	3.35%	3.69%

Table 59 - Ho Gan: Comparative Gold Resource Assessment

As can be seen from the above comparative resource estimates in the above table the differences between the Olympus estimate and the Terra Mining Consultants/Stevens & Associates is negligible. Any minor differences are attributable to differences in the software modelling and estimation techniques. Therefore, the Olympus resource estimate compares very well with the Terra Mining Consultants/Stevens & Associates comparative estimate.

16.3.7   Mineral Reserve Determination

Using the revised September 2005 resource model, and the December 2006 mined topography, a December 2006 resource model was generated. The resource depleted and the remaining resource is covered in the following sub-section. Using this December 2006 resource model, Olympus developed an optimised open-pit model using Whittle 4X. The technical and economic parameters used in the optimisation process are listed in Table 60 - Ho Gan: Whittle Optimisation Parameters below. The costs are derived from actual average operating costs at the operation.

Parameter	Value	Unit
Ore Density	2.5	t/m3
Waste Density	2.5	t/m3
Overall Pit Slope	70	Degrees
Mining Cost – Ore	2.63	US$/tonne
Mining Cost – Waste	2.63	US$/tonne
Mining Recovery	100%
Mining Dilution	10%
Processing Cost (including overheads)	17.72	US$/tonne
Processing Recovery	84%
Selling Cost	1.16	US$/g
Gold Price	600	US$/troy oz

Table 60 - Ho Gan: Whittle Optimisation Parameters

Using the optimised open-pit shell the total undiluted Mineral Reserves are estimated to be 571,700 tonnes with an in-pit grade of 2.90 g/t Au, and a corresponding waste tonnage of 1,292,800 tonnes. A 10% dilution rate was previously applied by Micon and Terra Mining Consultants/Stevens & Associates agrees that this is a reasonable dilution percentage based on the frequent sampling and tight grade control, along with the discernable nature of the ore. However, Terra Mining Consultants/Stevens & Associates has applied a more conservative 0 g/t grade (Micon – 0.3 g/t Au) for this material. This is also the dilution rate used in the Whittle optimisation run. The Proven and Probable Mineral Reserve split inclusive of above dilution is shown in Table 61 - Ho Gan: Diluted Proven & Probable Mineral Reserves (January 2007) below.

Category	Tonnes	Grade
	(t)	(g/t Au)
Proven	154,480	3.05
Probable	474,380	2.50
Proven+Probable	628,860	2.63

Table 61 - Ho Gan: Diluted Proven & Probable Mineral Reserves (January 2007)

The total diluted Mineral Reserves are 628,860 tonnes with an average grade of 2.63 g/t Au. A pay limit of 1.70 g/t Au was derived in Whittle from the parameters used and correlates with a manual calculated check estimate.

A comparative evaluation was undertaken by Terra Mining Consultants/Stevens & Associates. The optimised open-pit surface as output from Whittle and supplied by Olympus was evaluated against the comparative resource model generated by Terra Mining Consultants/Stevens & Associates (see previous section). The comparative diluted reserves and comparative percentages for tonnes and grade is listed in Table 62 - Ho Gan: Comparative Diluted Proven & Probable Reserves below.

	Olympus		Terra/Stevens Assoc.		Difference
Category	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
	(t)	(g/t Au)	(t)	(g/t Au)	(t)	(g/t Au)
Proven	154,480	3.05	147,220	3.02	-4.93%	-0.84%
Probable	474,380	2.50	467,230	2.48	-1.53%	-0.80%
Proven+Probable	628,860	2.63	614,450	2.61	-2.35%	-0.94%
Table 62 - Ho Gan: Comparative Diluted Proven & Probable Reserves

The comparative evaluation above show small percentage differences between the Olympus and Terra Mining Consultants/Stevens & Associates values. Additionally, Terra Mining Consultants/Stevens & Associates calculated a waste tonnage figure of 1,330,000 tonnes, which equates approximately a 2.8% difference. These minor differences are probably due to software modelling differences. Therefore, the Olympus Mineral Reserve estimate compares well with the Terra Mining Consultants/Stevens & Associates comparative reserve evaluation.

16.3.8   Mining & Resource/Reserve Depletion

Development and construction works started in Bong Mieu on March 2005. The Mill Plant was constructed along with Administration and accommodation buildings. The Plant was commissioned on November of the same year and the first tonnage of ore was milled on 3 December 2005.

Mining started early on April 2005 when ore was hauled from Area 8 during the construction of the east diversion channel. Mining subsequently commenced in Area 8 where the ore was expected to be inundated by the tailings reservoir and stockpiled. Mine development and extraction followed in Areas 1, 2, 7 and 11. The mined topography was surveyed and a revised topography surface model was generated. Using this model the September 2005 resource model was amended for the mined portion, and the mined out portion was calculated. Table 63 - Mineral Resource Depletion & Remaining Resources below shows the depleted Mineral Resource as at December 2006.

	September 2005		December 2006		December 2006
Resource Category	Resource		Resource Depletion		Remaining Resource
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
	(t)	(g/t Au)	(t)	(g/t Au)	(t)	(g/t Au)
Measured	261,100	2.77	65,300	2.72	195,800	2.79
Indicated	815,300	2.21	69,300	2.75	746,000	2.16
Measured+Indicated	1,076,400	2.35	134,600	2.74	941,800	2.29
Inferred	77,900	2.19	800	1.46	76,900	2.20

Table 63 - Mineral Resource Depletion & Remaining Resources

16.4	Bong Mieu South-East

16.4.1	General

Bong Mieu South-East area within the Bong Mieu Investment Licence incorporates the deposits of Nui Kem (upper and lower veins) and Saro Hill. In previous reports these names may have been used either individually or in conjunction with each other.

The document review conducted by Terra Mining Consultants/Stevens & Associates included:

    ● Review of the W. Shywolup and T. Sirinawin August 2002 report “Review of the Bong Mieu Project Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc.”

    ● Review of Watts, Griffis & McOuat September 2004 report “A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc.”

    ● Review of the W. Shywolup and H. Castillo September 2005 report “Nui Kem Underground Gold Deposit – Target Area Selection for Further Evaluation (Geological Mapping and Sampling)”

16.4.2 Previous Resource Estimates

The following summary of historic resource estimate work for Nui Kem completed prior to 2007, was extracted from Olympus-supplied technical documents. Some of these historic estimates were prepared pre-NI43-101 and Terra Mining Consultants/Stevens & Associates has neither audited them nor made any attempt to classify them according to NI43-101 standards. They are presented because Olympus and Terra Mining Consultants/Stevens & Associates consider them to be relevant and of historic significance.

    ●  A series of resources estimates were carried out on the Nui Kem deposit from 1979 to 1993, prior to the CRM resource estimates shown below. The methods of calculation by Puzurov in 1979, and Hai and Auc in 1989 are not available. A.M. Surtees & Associates Pty. Ltd. produced a resource estimate in 1989, though this is not compliant to current Canadian NI43-101 reporting standard or the Australasian JORC Code. The Indicated and Inferred resources were stated as 1.2 Mt @ 6.45 g/t Au (containing 266,000 ounces Au). The method of calculation was graphical using a longitudinal section and an assay data base from 122 samples. Table 64 – Nui Kem: CRM Historical Resource Estimates (1979 to 1993) below lists the resource estimates mentioned above and the CRM resources below.

Location &	Resource Estimate	Source
Resource Type
West Nui Kem		Puzurov 1979
Remaining Resource	364,000t @ 7.30 g/t Au
Nui Kem		Hai and Auc, 1989
Possible Reserve	350,000t @ 2.00 g/t Au
Nui Kem		Surtees, 1989
Indicated Resource	780,000t @ 6.30 g/t Au
Inferred Resource	500,000t @ 6.70 g/t Au
Nui Kem		CRM, Baxter and
Measured Resource	213,000 t@ 7.0 8g/t Au	Chisholm, 1989
Indicated Resource	900,000 t@ 7.12 g/t Au
Inferred Resource	275,000 t@ 7.30 g/t Au
Nui Kem		CRM, Baxter,
Measured Resource	75,000 t@ 8.40 g/t Au	Chisholm and
Indicated Resource	80,000 t@ 8.50 g/t Au	Morrison, 1992
Inferred Resource	233,000 t@ 7.70 g/t Au
Nui Kem		CRM, Baxter,
Measured Resource	24,200 t@ 5.00 g/t Au	Chisholm and
Indicated Resource	192,000 t@ 6.60 g/t Au	Morrison, 1993
Inferred Resource	1,200,000 t@ 8.00 g/t Au

Table 64 – Nui Kem: CRM Historical Resource Estimates (1979 to 1993)

     ●  CRM; Baxter, Chisholm and Morrison June 1992. Cut-offs of 2.0 g/t, 2.5 g/t and 3.0 g/t Au was applied. Resources at a cut-off of 3.0 g/t Au were Measured 0.08 Mt @

8.4g/t Au, Indicated 0.08 Mt @ 8.5 g/t Au, and Inferred 0.23 Mt @ 7.7 g/t Au. A specific gravity of 2.81 was used. A total of 445 assays were used in the calculations. The resource estimate was based on a geological model of interpreted shoots and lodes or intershoot zones which were projected to horizontal from the dipping shear, and on the basis of confidence (this not defined) the shoots and lodes were assigned to Measured or Indicated categories. An average thickness of 1.2 metres and a width of 10 metres were used and corrections were applied to offset the dip of lodes (25° applied) or plunge of shoots (19° applied) as all measurements of length were in the horizontal. Indicated resources were extended 100 metres from the Measured blocks and Inferred resources a further 250 metres beyond the indicated blocks.

● CRM January, 1993. A 3.0 g/t Au cut-off and 30 g/t Au upper cut applied, Measured 0.02 Mt @ 5.0 g/t Au, Indicated 0.19 Mt @ 6.7 g/t Au, Inferred 1.22 Mt @ 8.1 g/t Au. A specific gravity of 2.73 was used. A total of 755 assays were used in the calculations. Ore block modeling was done in Micromine, the data was rotated to be viewed perpendicular to dominant intersection lineations (20°/175°), further rotated slightly to enhance the down plunge view and rotated a third time to allow the ore block model to be constructed in the same plane as the mineralized shear. The search ellipsoid utilised had dimensions 40 metres E-W, 60 metres N-S and 1 metre Z and orientation 0°, and used an inverse distance squared algorithm. Block dimensions were 10 metres E-W, 10 metres N-S and 1 metre Z. Minimum value to file was 1.0 g/t Au. The resource estimate is also shown in Table 65 - Nui Kem: CRM Historical Resource Estimate (January 1993) below.

CONTINENTAL RESOURCE MANAGEMENT (CRM) 1993
Measured	24,200	tonnes	@	5.00	g/t Au	or	3,890	ounces
Indicated	192,700	tonnes	@	6.60	g/t Au	or	40,890	ounces
Sub-Total	216,900	tonnes	@	6.42	g/t Au	or	44,780	ounces
Inferred	1,200,000	tonnes	@	8.00	g/t Au	or	308,647	ounces
Total	1,416,900	tonnes	@	7.76	g/t Au	or	353,427	ounces

Table 65 - Nui Kem: CRM Historical Resource Estimate (January 1993)

16.4.3  Current Resource Estimate

No current resource estimates have been conducted.

Previous drilling (2005), current/future surface drilling and planned future underground drilling along with mapping and channel sampling (including future planned work) will allow for the definition and preparation of a new and NI 43-101 compliant Mineral Resource estimate in the near future.

16.5    Mineral Resource Estimate Summary

It was noted that Olympus took a conservative approach to the definition of the ore zones in the Ho Ray and Thac Trang modelling. The ore zones were stopped reasonably short of the topographic surface due to the accuracy of the original topography generated from the aerial photogrammetry work. This offers some upside potential for additional oxide ore at or near surface in these areas.

As indicated by Micon/WGM in their report the different procedure for classification of the different parts of the Ho Gan resource, while acceptable, was difficult and time consuming. The new classification methodology used at Ho Ray and Thac Trang will be used for future Ho Gan resource estimation and classification, along with other deposits within the Investment Licence, making it easier to review and understand.

The Mineral Resource and Mineral Reserve inventory reported by Olympus was effectively duplicated by Terra Mining Consultants/Stevens & Associates through the generation of check resource models and comparative assessments of Mineral Resources and Reserves for the Ho Ray, Thac Trang and Ho Gan deposits. Accordingly, Terra Mining Consultants/Stevens & Associates is satisfied with and endorses the Olympus resource estimates for Ho Ray, Thac Trang and Ho Gan.

17.0     OTHER RELEVANT DATA & INFORMATION

This section includes other relevant data as well as items described as “Additional Information for Technical Reports on Development Properties” required under Form 43-101F1. They are described here rather than at the end of the report under “Additional information” since they form an integral part of the report and the basis for the final conclusions and recommendations for the project.

17.1	Mining Construction & Production

17.1.1	Ho Gan

●  Background

Development and construction works started in Bong Mieu on March 2005. The Mill Plant was constructed along with Administration and accommodation buildings. The Plant was commissioned on November of the same year and the first tonnage of ore was milled on 3 December 2005. The first 3.65 kilogram gold doré bar was poured on 15 February 2006.

Open cast, mining started early on April 2005 when ore was hauled from Area 8 during the construction of the east diversion channel. Mining subsequently commenced in Area 8 where the ore was expected to be inundated by the tailings reservoir and stockpiled. Mine development and extraction followed in Areas 1, 2, 7 and 11.

The plant is currently operating with a throughput of about 500 tonnes per day and reached commercial production levels effective 1 October 2006.

Much of the following narrative is modified from the most recent Micon technical report, entitled; Technical Report, The Bong Mieu Gold Project, Vietnam, 30 November 2004 (modified 23 July 2007).

●  Mining Method

The ore is extracted using standard open pit mining methods. A local contractor conducts all mining under supervision of Olympus technical staff. Mining operations are undertaken on a single 10-hour shift, six days per week for 51 working weeks per year. However, the mining contractor defines his own crew scheduling.

All equipment is diesel operated. Blasthole drilling in the ore and waste is accomplished using a drill rig capable of drilling to 5 metre depth after which drill holes are loaded with ANFO and associated explosives. Where wet holes are encountered, they are pumped dry using a submersible pump and ANFO loaded into a plastic borehole liner inserted in the hole.

The ore and waste are extracted and removed using standard truck and loader mining techniques, with domestically available 20 tonne capacity trucks. Ore is hauled to the processing plant. Waste rock is transported to disposal sites near the mining areas so that during the mine reclamation process following mine closure, this material can be used to contour the pit openings.

Other mining equipment would include a tracked dozer for ripping in the open pit and leveling waste dumps. The open pit haul roads are maintained with a grader and water truck. Fuelling of equipment utilizes a fuel/lube/service truck, which travels to equipment requiring fuelling anywhere in the open pit.

Support equipment includes a service truck, utility loader, mobile crane and boom truck crane.

Small pickup trucks are used by engineering, geology and management personnel for traveling around the site and between the site and other facilities.

The two waste stockpiles are located in an area approximately 500 metres from the open pit operation. The average out of pit haul distance for trucks is approximately 650 metres over the life of the mine. It is estimated that the waste stockpiles will hold about 500,000 tonnes of waste each. Once mining from a pit is completed, waste will be returned to the pit as part of the closure procedure. Ditching and berms would be placed around the stockpile area to divert surface water away from the stockpile.

●  Staff and Labour

●  Most of the labour and staff are recruited from the area, namely from Tam Ky town and Bong Mieu village. Whilst the professional staff at the mine are a mix of Vietnamese and Filipino nationalities.

Infrastructure

Olympus and its consultants identified the requirements for the project infrastructure and combined contracts administration and construction management suitable for the project.

Items such as power supply, water supply, tailings disposal, access roads, and site buildings were sized for cost estimating.

Power Supply and Distribution

The power requirements for the project are supplied from the local utility supplier via a 22 kVA power line. A sub-station and power line has been installed at site. The power is delivered to site at an estimated average rate of $0.061/kWh. The average processing is around 24.74kWh/t, which corresponds to a connected load of about 700 and 1,100 kW, for the 500 and 800 t/d operating phases, respectively. Two 750 kVA stand by diesel generators are installed on site as back-up power.

Water Supply, Storage and Distribution

Fresh water required for the mine and process is pumped from the nearby river. As much as possible, process water is recycled from the tailings catchment area.

Site Facilities and Other Services

The access road has been upgraded and a bridge built to provide suitable access to the mine site for construction and production.

The following site buildings and facilities have been constructed:

•	Administration office and first aid station;

•	Warehouse and maintenance shop;

•	Gold room;

•	Security gatehouse;

•	Oil and fuel storage and distribution facility.

Security fencing has been installed at all applicable areas within the mine site.

●  Tailings Disposal

The tailings dam has been constructed to specifications set out in Coffey’s design report, which was issued in June 2004, entitled “Xa Kok Sau Tailings, Dam Bong Mieu Gold Mine, Design Report, P6642.01 -AH, Tails Dam Staged Design Report”. This included details outlining design criteria, construction consideration and operational guidelines for the tailings dams to be constructed in the Xa Kok Sau valley. The tailings dam is located on investment license number 140/GP dated 5 March 1991 and mining permit number 582/CNNg - KTM dated 22 July 1992. The executive summary from this report is included below.

“The tailings dam will comprise a valley type storage facility formed by the construction of an embankment across a narrow section of the Xa Kok Sau valley. A floating pontoon mounted pump (or similar) will be used to recover liberated process slurry water. It should be noted that two tailings slurry streams will be produced as a by product of the processing plant. The gravity circuit will produce benign coarse tailings slurry as no reagents are added to the process. A second stream will come from the leach circuit (Gekko plant), it is understood that this tailings stream will be detoxed. The two tailings products will be stored separately. Nominal tonnages after the start up year (after Year 1) have been advised at 22 t/hr feed with the coarser gravity fraction delivering 19.7 t/hr at 22% w/w slurry density while the leach circuit will contribute 2.3 t/hr at 85% w/w slurry density. The tailings dam has been sized to store nominally 1 x 106 m3 of tailings at an assumed average settled density of 1.3 t/m3 or approximately 1,300,000 tonnes at a production rate of 400 tonnes per day. The start up capacity for the first year (Year 1), however, is expected to be 300 tonnes per day.

The tailings dam (Dam 1) will be formed by the construction of a zoned embankment comprising a clayey upstream zone and a downstream rock/clay zone with a downstream drainage layer, constructed across the Xa Kok Sau valley. The design provides for either:

o	Full height embankment construction with an associated spillway designed to pass large rainfall events; or

o
Staged downstream embankment construction with a deeper spillway excavation through the ridge, which would then be partially backfilled when the embankment is raised at a later stage, or with a spillway located in the southern abutment, which would be backfilled with a new spillway excavated through the ridge when the embankment is raised.

The option of upstream construction has not been considered because this option provides greater risk on stability and operational controls. Construction of the tailings dam embankment will utilize either clayey material sourced from within the Xa Kok Sau Valley area or more likely from the spillway excavation. To provide the advised storage capacity of 1,000,000 m3 the embankment crest level has been determined at RL 107.0 metres with due allowance for beach slopes and a 2.0 metre embankment freeboard allowance. At this crest level the embankment height (Dam 1) will vary from 17 metres on the eastern side of the valley where the stream is flowing, to 2m where the central ridge is located and then to 12 metres across the small western valley.

To provide an initial 3.5 years storage capacity of 400,000 m3 the embankment crest level has been determined at RL 102.0 metres with due allowance for beach slopes and a 2.0 metre embankment freeboard allowance. At this crest level the embankment height (Dam 1) will vary from 12 metres on the eastern side of the valley where the stream is flowing to 7 metres across the small western valley and no embankment required across the central ridge area.

A spillway will be excavated through the southern abutment (saddle area) to cater for extreme rainfall events (PMF and PMP events – Probable Maximum Flood prediction and Precipitation Probable Maximum Precipitation events respectively), refer to Appendix C [Coffey report]. Contour diversion drains will also be constructed to intercept some runoff around the dams. Under normal operating conditions the full height dam will have a freeboard, adjacent to the embankment, ranging from 15 metres at start up to a design of 2 metre at the completion of filling due to the level of the spillway that is required to pass flood events. The deposited tailings, which will slope away from the embankment, will also provide a storage capacity in the event of rainfall events.

The results of the design assessments of the tailings dam site indicate that the tailings storage can be safely operated on the basis that:

o	Liberated tailings slurry water is continually removed from the surface of the tailings.

o	The tailings dam is operated in accordance with the details contained in the Operations Manual, included in this Design Report document as Appendix E [Coffey report].

o	Construction is to be undertaken based on the procedures outlined in the earthworks scope of works document and the drawings; refer to Appendices D and F [Coffey report].

o	The safe operation of the tailings dam relies upon the implementation of the tailings operation; management inspection and maintenance procedures refer to Appendix E [Coffey report]).

o	Regular monitoring is undertaken and the dam is audited once a year by an independent consultant.

o	Additional high rate pumping capacity is available to remove excess water from rainfall events in a timely manner.

For initial full height embankment construction the minimum total freeboard to be maintained to prevent tailings or water spillage (overtopping) etc into adjacent downstream areas is 2.0 metres (embankment crest at RL 107.0 metres). The spillway has been designed with an invert at RL 105.0 metres or 2.0 metres below the final embankment crest. The spillway has been designed to pass the PMF rainfall event assuming the diversion drains are overtopped by such an extreme event. The spillway at 25 metres would pass the above event at just under 2.0 metre flow depth.

For staged embankment construction, the minimum total freeboard to be maintained to prevent tailings or water spillage (overtopping) etc into adjacent downstream areas is 2.0 metres (embankment crest at RL 102.0 metres). The spillway has been designed with an invert at RL 100.0 metres or 2.0 metres below the staged embankment crest. The spillway has been designed to pass the PMP rainfall event and assumes the diversion drains are overtopped by such an extreme event. The spillway at 25 metres would pass the above event at just under 2.0m flow depth.

The probability of embankment failure during the life of the tailings disposal is assessed as being low provided construction is undertaken based on the design and scope of works and that the operation guidelines are adhered to. Reference should be made to the Operations Manual, which is included in Appendix E [Coffey report].

Bong Mieu Gold Mining Co., Ltd. (Bogomin) as operator of the Bong Mieu Gold Mine and thus the tailings dam makes the following commitments:

o
The tailings dam will be constructed in accordance with the specifications and drawings. Construction will be supervised and monitored by personnel with experience in this type of construction. Details of construction will be provided in a construction report.

o	On site testing will be undertaken to confirm compliance and conformance to the specification in respect to material preparation and placement.”

●  Environmental Management

In accordance with the Law on Environmental Protection and Decrees regarding environmental protection issued by the Government, Bong Mieu Gold Mining Co., Ltd. (Bogomin) prepared the Environmental Impact Assessment (EIA) for the proposed Ho Gan Gold Mine of Bong Mieu Project. Specialists of Bogomin and Kingett Mitchell Limited compiled the EIA, based on environmental studies carried out during 1994-1996 and 2004.

The EIA report presents environmental studies, environmental impact analysis and mitigation measures together with the positive aspects of mine development as per the EIA template set out within the environmental protection law, decrees and circulars.

The EIA report entitled “Environmental Impact Assessment, Ho Gan mine, Bong Mieu Project, Quang Nam Province, Vietnam”, was issued in August 2004. Sections from this report are summarized below.

EIA Report

The overall objectives of the EIA report are to provide a basis on which the Vietnamese.

Environmental Protection Agencies can evaluate the project. In this regard, major components of this report consist of:

o	A description of the mine, mining methods, production technology processes, usage of raw materials, fuels, processing chemicals, etc.;

o	Evaluation of the existing environmental background and baseline data (natural and socio-economic environment) within the project area;

o	Evaluation of potential positive and negative effects caused by mining and processing operations on the natural environment and socio-economic development within the region;

o	Proposed mitigation options to overcome any potential negative environmental effects and an evaluation of alternative options;

o
Recommended environmental management plans, environmental protection options and proposed monitoring work during the project development process. Supervision, training and monitoring of the labour force and the use of equipment. Planning for the expense of monitoring activities, impact mitigation measures, and environmental rehabilitation deposit/bond.

Environmental Baseline Study

The environmental baseline study conducted on the Bong Mieu project considered the natural conditions, in terms of geography, topography, geomorphology, hydrology, geology, climate and hydrometeorology. This study also considered the effects of the local people, including education, health and employment, on the environment, local infrastructure and services, and natural resources.

Existing Environmental Baseline Assessment – Soil Quality

In the absence of Vietnamese soil quality guidelines, all soil quality data obtained for Bong Mieu were compared with the Canadian Environmental Quality Guidelines (CEQG) for Agricultural Use.

On the basis of the CEQG guidelines the agricultural soils are elevated (based on maximum values) in the elements Pb, As, Cr, Cu and Se. The exceedence of some elements is likely resulting from a combination of downstream contamination from the former Nui Kem underground mine and small-scale gold processing in the local villages.

Overall, depending on the location relative to Nui Kem and the illegal gold mining and processing areas, it is obvious that soil in the project area has been polluted at various levels ranging from none to serious. Some metals concentrations exceeding standards found in areas that have not been affected by illegal gold mining activities, may be related to the trace element concentrations present in the local geological parent materials.

Of particular concern is the concentration of lead within soils. Areas of severe contamination are the north end of Bong Mieu village, the valley floor at the foot of the Ho Gan Hills and the Co Bay area directly below Nui Kem and downstream of the historic Nui Kem tailings dump.

Arsenic is also above permissible levels in many locations and broadly corresponds with high lead concentrations in the soil.

Cyanide concentrations in soils are moderate in some places although generally within allowable standards (Canadian soil quality standards (2002 – agricultural soil) = 0.9 mg/kg).

All samples returned between 0.2 and 0.95 mg/kg and these values probably relate to widespread use of cyanide to free gold from crushed rock at some villages. Cyanide is destroyed rapidly in this situation by acidic groundwater conditions and sunlight but lead (and other heavy metals) remain as heavy metal contamination in the soil.

Soil pH is generally low and all soils tested average pH of 4.3. Tropical soil conditions can explain a moderately low pH (5.5 – 6.0) but this low pH is likely due to decomposing sulfides within the alluvial soils, both naturally occurring and from sulfide concentrations introduced by miners treating ore. Although low, this pH does not in itself threaten human health.

Existing Environmental Baseline Assessment – Surface Water

Generally, surface water in all creeks in the project area is contaminated to some extent depending upon the nature of past and artisanal activities within the catchment. One concern that arises from this surface water contamination is the utilisation of surface waters for potable and household uses by local residents in the area.

Data collected in April and May of 1994 and 2004 have been compared to assess any changes in surface water chemistry in the past year. It was noticed that there is a difference between the water chemistry results of the 1994 and 2004 surveys. In 1994 there is a signature of contamination resulting from the Nui Kem mine reflected in low pH’s and elevated Fe, Pb, Cu, Cd and As and there is a strong contamination level through the entire catchment of CN, Pb, Cu and As. The CN associated contamination is likely the result of illegal mining and processing of gold. In 2004 there is a signature from the Nui Kem mine, however, the illegal mining and home processing of ore appears to have decreased over time with a small amount of residual Pb and Cu remaining.

Existing Environmental Baseline Assessment – Ground Water

Ground water data collected in April and May of 1994 and 2004 have been compared to assess any changes in ground water chemistry in the past decade. The 1994 data show that during this time there was much more local activity processing gold through the use of cyanide which is present, and exceeding Vietnamese standards, throughout much of the area.

The general ground water quality in the region is otherwise acceptable. In contrast, the 2004 data show no cyanide contamination.

Existing Environmental Baseline Assessment – Flora and Fauna

Flora and Fauna have been evaluated within the project area. There is great diversity of species known from the wider region, and while there are a number of rare and threatened plant and animal species known or reported within the commune, these generally occur outside the Ho Gan mine area. The Ho Gan mine area is close to human habitation and has been thoroughly and systematically hunted and logged in the past for forest produce. The area surrounding the mine is therefore severely modified and is unlikely to be adversely affected by the construction and operation of the mine.

●   Potential Environmental Impacts

  The three principal operational stages are:

    •  Mine construction;

    •  Mine operation: Mining and Processing;

    •  Post-operation closure.

Each stage will have the potential to create environmental impacts and these may be different for each stage. These potential environmental impacts may affect the physical resources, the ecological resources and have socio-economic impacts.

Factors that have the potential to generate environmental impacts during the life of the project are summarized below:

Dust and exhaust gases.

    •  Noise;

    •  Vibration from explosives;

    •  Waste rock;

    •  Wastewater containing oil and grease;

    •  Wastewater containing suspended solids and dissolved contaminants;

    •  Changes in land use;

    •  Landscape modification;

    •  Traffic;

    •  Domestic discharge water and sewerage.

These potential sources of environmental impact will occur during construction and operational life-of-mine but will vary in intensity during various stages of the mine life.

Following closure, potential environmental impacts are likely to be restricted to:

    •  Waste rock stockpiles;

    •  Contaminated seepage from waste rock and tailings;

    •  Modified landscape including workings, plant site and TSF site.

The main potential sources of environmental impacts are related to the main activities carried out at the mine. The main mining activities and quantities of product with the potential to cause environmental impacts are presented in Table 66 - Potential Sources of Environmental Impacts.

Item	Unit/year	Quantity
Ore mining	tonnes	188,000 to 288,000 per year
Milling	tonnes	188,000 to 288,000 per year
Water requiring treatment	m3	Nil
Diesel	litres	40,000
Petrol	litres	0
Oil	litres	5,000
Grease	kilograms	700
Explosive (ANFO 1.16 kg/m3)	kilograms	47,200
Explosive (Stick 0.2 kg/m3)	kilograms	8,000
Cyanide (9.2 kg/t concentrate)	kilograms	154,468
Sodium Hydroxide (1 kg/t concentrate)	kilograms	16,790
Hydrogen Peroxide (15 kg/t concentrate)	kilograms	251,850
Xanthate (60 g/t) Flotation	kilograms	9,636
Copper Sulphate (50 g/t) Flotation	kilograms	8,030
Methyl isobutyl carbonal	kilograms	642.4
(MIBC -Pine oil) (4 g/t) Flotation
Flocculent (40 g/t concentrate)	kilograms	6,424

Table 66 - Potential Sources of Environmental Impacts

Smelting fluxes such as borax, calcium fluorite and soda ash (total 900 kilograms) are not listed, as they are not expected to enter the environment.

●  Physical Impacts

Based on the review of hydrology and geohydrology data, surface and ground water resources in the project area are adequate to support the operational demands of the mine.

The mine will mainly use water recycled from the primary tailings dam supplemented by clean water from the runoff diversion dam (western arm of the Suoi Lo Tailings dam). People living in the adjacent hamlets do not use water sourced from within the mine area therefore the mine operation will not impact on their water supply.

Construction of a tailings storage facility (TSF) including the dams in Suoi Lo will alter the flow characteristics of this small catchment during the life-of-mine. However, it is not expected to alter the water flow characteristics of the Bong Mieu River.

Average water discharge from the mine is modelled to be 24.91 l/s, which represents 0.98% of the average flow of the Bong Mieu River (2,530 l/s). The Suoi Lo catchment (3.09 km2) occupies 3% of the total catchment of the Bong Mieu River (101 km2). Thus, it is expected that potential impact on catchment hydrology will therefore be insignificant.

During construction, the source of water contaminants will be almost entirely domestic sewage from the workers and runoff from the construction and mine sites.

During operations water contamination may come from a variety of sources on site. These include the mine at lower groundwater levels, seepage from waste rock dumps, tailings and process water discharge, spillway runoff and seepage, site runoff and landfill seepage. To manage the potential contamination, a system of diversion drains will be excavated to direct the discharge of the upper Suoi Lo valley around the leach concentrate and primary tailings ponds and a system of cut-off drains will be excavated to isolate waste dump areas and open pit mines from overland flow. The seepage from waste dumps will be diverted into the primary tailings pond.

After mine closure, all plant, buildings and infrastructure will be removed and sites re-vegetated. It is possible that acid rock drainage will be generated by the breakdown of sulphidic rocks within waste dumps, the TSF and remaining open pits. This wastewater within the TSF has the potential if not properly managed to contaminate the lower Suoi Lo and the Bong Mieu River downstream.

The primary and leach concentrate tailings ponds will be engineered with a minimal surface wetland to prevent oxidation of tailings while they consolidate. Discharge from the wetland will be released via an engineered spillway. The under-toe drain will flow into a smaller wetland formed from the under-drain collection pond below the primary tailings pond, where it will be diluted by wetland overflow and further diluted when it enters the Bong Mieu River. Pit dewatering is calculated to produce minimal groundwater discharge as the proposed open pits are on a broad northwest sloping ridge with a highly constrained catchment.

Dust levels will be greatest during construction due to earthmoving activities but will reduce as cover and re-vegetation of disturbed areas is undertaken during operational mining.

With regard to potential sources of noise, a range of fixed plant will be used on site, including a rock crusher, cone crusher, ball mill, dump loaders and haul trucks. The main potential noise sources are expected to be:

     •  Mining operations in the open pit;

     •  Haul trucks from mine to plant site;

     •  Plant site operations (rock crushing and screening);

     •  Disposal of spoil;

     •  Road-going trucks, principally during the construction phase;

     •  Reclaim pump on the TSF.

A number of potential land use impacts are examined including:

     •  Degradation of soil cover or soil quality due to earthworks, erosion and pollution;

     •  Conflict with the local residents regarding changing land use within the project area;

     •  Loss of fertile land due to project development.

The area of the proposed mine development is presented in Table 67 - Predicted Land Area Potentially Impacted.

Item	Area (ha)
Mining area with surface impact.	5.4ha
Tailings, storm water management ponds area including haul	19.4ha
road
Waste dumps	1.8ha
Mine plant and maintenance facilities area. Including 30 m buffer	3.4ha
Access road	12(1500x8) existing.
To be upgraded
Total Estimated Area	42.0

Table 67 - Predicted Land Area Potentially Impacted

Significant ecological impacts are likely to be caused by the uncontrolled discharge of mine or tailings water or solid waste into the receiving environment. Therefore, many of the mine systems described within this report are to quantify the chemical nature of the mine waste and to understand the natural environment (rainfall, stream flow and chemistry and biota) to ensure that uncontrolled release does not occur.

Potential biological impacts from project development can be grouped into 4 main categories.

These are:

     •  Acute (pulse impacts) toxicity;

     •  Chronic (long term impacts) toxicity;

     •  Habitat and biodiversity loss;

     •  Public health and safety.

There is a potential for both short and long term human health risks in the project areas and damage to agriculture in the downstream environment if contaminated solutions unintentionally escape from the project either through groundwater, surface water contamination, or airborne emissions.

The proposed Ho Gan mine has the potential to have both positive and negative socioeconomic impacts on the region.

Positive impacts will include:

     •  Contribution to the development of a modern mineral exploration industry;

     •  Encouragement of the growth of new industries and services;

     •  National and provincial taxes due to project revenue and increased personal and sales tax;

     •  Employment opportunities for local people and Vietnamese mining professionals leading to an improvement of quality of life and living standards;

     •  The creation of educational opportunities.

Potential adverse social impacts from the project include:

     •  The potential requirement to displace, through re-settlement, residents who are currently living in the immediate project area;

     •  The potential loss of income/resources for local people due to forest disturbance by mining activities;

     •  Population pressures due to the influx of migratory workers have the potential to cause increased pressures on housing and local public services in the project area;

     •  Increased traffic flows and power requirements for the mine have the potential to cause impacts over the life of the mine;

     •  Loss of Mineral Resources currently being utilized by local artisanal miners;

     •  Loss of water resources;

     •  Impacts on areas of cultural importance to local people.

●  Risk Analysis and Breakdown

The hazard related to typhoons is considered to be especially significant for mining activity in the Bong Mieu area. The area will be struck directly or will be “brushed” by typhoons approximately once per year. A major typhoon track cuts across the coast just above Da Nang. Most typhoons sweep northwesterly from Da Nang but a few turn southwesterly.

These latter types are especially dangerous for the Bong Mieu area. Site water management plans reflect this concern and diversion drains are designed to cope with the 100-year short duration rainfall event. A spillway will protect the tailings dam from overtopping during extreme rainfall events.

Seismic risk has been assessed and structural design will be to withstand a 475-year return event. The TSF is designed to withstand a Maximum Credible Earthquake event, which has a far greater return frequency (1 in 10,000 years).

International best practice procedures will be taught and adhered to in mining equipment use, blasting, health and safety procedures etc.

Public concern is greatest regarding potential noise, increased traffic, contamination of water resources and ecosystems by mine process fluids or sewerage, social impacts such as gambling, prostitution and increased load on infrastructure. It is considered that these concerns are addressed within the level of mine planning carried out to date. Local and regional governments will control social impacts as they will be stakeholders fully consulted with regards to the mine plan and infrastructure and staffing needs months or years beforehand.

●  Environmental Consequences of Not Developing the Project

If the project is not developed, the potential environmental impacts of the project will not occur. However, without the mining project, development in this area is likely to be slow or not occur at all. Illegal mining activity is likely to continue and, as a result, the local environment, which has been damaged by past illegal mining activities, will likely deteriorate further.

●  Prevention or Mitigation Of Potential Negative Impacts On The Environment

During the project development and planning phase a number of options for mining, processing, plant location, cyanide destruction, TSF location and management and infrastructure location were considered. These project options have been finalized after due consideration of the nature of the ore body, potential environmental impacts arising during the development and operation of the mine and prevention or mitigation of those impacts.

The application of proper pollution prevention and mitigation measures both during operations and after mine closure is of particular significance and conforms to international best practice mining methodology. The applications of these measures are described in detail in the EIA.

●  Environmental Management, Monitoring and Investigation Program

The primary method of determining the environmental impacts attributable to mine development is through an environmental monitoring program. Developing good baseline data showing the environmental and socio-economic conditions of the pre-development site is a prerequisite for any international mining development. This is particularly important for the Ho Gan project in light of the pre-existing impacts from previous and continuing illegal mining of a number of hard rock and alluvial prospects within the Investment License area.

Environmental monitoring through construction, design and closure can also be used to measure the effectiveness of mitigation actions and to separate natural or pre-existing impacts from mine development impacts. The EIA describes in detail the environmental management program that will be implemented at the mine, environmental monitoring sites and expected sample numbers and expenditure estimates.

17.1.2  Nui Kem

●  Project Description

In January 2005, BMGMC decided to rehabilitate parts of the Nui Kem underground mine to provide safe access for sampling, geological mapping and surveying to enable resource verification. In August 2005, BMGMC commenced opening up the underground mine from three adits – Adit 7, Adit 6 and Adit 5. The construction of the new Nui Kem road was completed early March 2006, which has improved access considerably.

In January 2006, efforts were directed towards the cleaning out of L21 from Adit 10, (the lowest and the drainage level of the old mine) and the opening up of a collapsed section along Saro stope to restore the access from Adit 7 (L20) to Adit 10 (L21). The main objectives were to access, sample, map and survey several of the target ore blocks, down dip of the Saro and Pyrite Stopes, as well as map and sample mine headings as they were opened.

The Company had recognised the potential for additional resources as fieldwork had confirmed the existence of mineralization within and in the general vicinity of these blocks. There was abundant evidence of artesian mining. Stope pillars were still standing and samples of sediments deposited on drift floors yielded gold assays ranging from 2 to 5 g/t Au. Sub-parallel veins are evident but there is no observable evidence of in-stope exploration, probe raises or dogholes.

An exploration decline was commenced during 2006. It is designed to intersect the Nui Kem vein at L22 (137 mASL), drift for 150 metres on both directions at the point of intersection, to provide an underground drilling platform to test down dip and lateral extensions of the vein and to provide access and ancillary support to the test stope at L21.

The exploration decline will also be instrumental in providing access to conduct extensive exploration underground, including underground diamond drilling and exploration development. It will also be the main route for establishing mine infrastructure, such as compressed air, water, ventilation, materials, supplies, equipment, men, mine water discharge, etc.

●  Development Exploration Work Completed

The mine geology team completed the following exploration activities in the mine.

-	Length of adits mapped	2,356.5 metres
-	Channel samples collected	1,094
-	Grab samples collected	432
-	Floor samples collected	534
-	Test pit samples collected	190

●  Surface Excavation

Geotechnical diamond drilling of 120 metres was carried out in Saro Hill to confirm the rock mass rating of the material where the Exploration Decline Ramp commenced at 173 mASL.

Waste materials were spread out at 173 mASL along Saro Hill where surface infrastructure has been constructed.

●  Mine Access

The major mine access is by a declined ramp commencing at 173 mASL. It is in progress but will serve as the main haulage system using Load-Haul-Dump (LHD) and Low Profile Trucks (LPT). The existing rehabilitated adits will be used as minor access ways and will serve as drainage as well as air-ways.

●  Drainage & Dewatering System Plan View

Adit 6A has been undergoing rehabilitation to serve as the diversion level of water coming from the uppermost portion of the old mine workings and to manage the water currently flowing out through Adit 10.

A dewatering system will be constructed along the lowest elevation of the decline ramp on the latter development phase. The collected mine water and slurry will then be pumped up the ramp in stages and will be discharged into a planned wetland area.

●  Mining Method

With a favourable flat lying ore zone, an open stope mining method (down-dip method) is generally applicable. This mining method ensures that the mineralization will be extracted efficiently in a safe and cost efficient. Slushers are planned to be used to scrape down broken ore from stopes along the dip of the ore zone to haulage ways or transfer points for loading into trucks and hauled to surface. A chute gate will be installed to control truck loading.

Three horizontal drives are planned to be developed along the strike of the ore zone at different elevations; however only two of these horizontal drives will serve as major haulage ways. These are Level 21 and 22 at 152 mASL and 137 mASL, respectively. Level 21 will serve the hauling of scraped material from upper Level 20 to 21 and Level 22 will serve the scraped material from Level 21 to 22.

Stoping will begin by developing an inclined stope drive from the lower level until the next level is encountered. The stopes will be advanced using the slushing methodology until it reaches the full design stope width. Pneumatic air-leg rock drills will be used for blasthole drilling.

●  Ventilation System

Force and suction ventilation using 25,000 cfm and 60,000 cfm axial fans will be utilized during the development of exploration decline ramp.

●  Blasting

A burn cut blasting pattern has been implemented for horizontal drives and V-cut for vertical or inclined drives. Generally, ANFO explosives are used with dynamite as primer and Trimex for smooth blasting.

●  Support

The decline portal area and surrounds has been shotcreted for stabilisation and a concrete shoulder constructed. Steel sets have been installed in weak ground conditions and split sets are used for openings needing immediate support.

18.0	INTERPRETATION AND CONCLUSIONS

18.1	Resources

The Bong Mieu Project has clearly demonstrated potential for significant gold, tungsten and fluorine mineral resources. Resources confirmed by this technical review are set out in tables Table 68 - Bong Mieu: Combined Measured, Indicated & Inferred Gold Mineral Resources and Table 69 - Bong Mieu: Measured, Indicated & Inferred Tungsten Mineral Resources:

	Ho Ray		Thac Trang		Ho Gan		Combined
Category	Tonnes	Au	Tonnes	Au	Tonnes	Au	Tonnes	Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)
Measured	508,300	2.25	118,600	2.47	261,100	2.77	888,000	2.43
Indicated	968,900	2.09	354,400	1.59	815,300	2.21	2,138,600	2.05
Measured+Indicated	1,477,200	2.14	473,000	1.81	1,076,400	2.35	3,026,600	2.16
Inferred	1,063,800	1.47	809,400	1.38	77,900	2.19	1,951,100	1.46

Table 68 - Bong Mieu: Combined Measured, Indicated & Inferred Gold Mineral Resources

	Ho Ray		Thac Trang		Combined
Category	Tonnes	W	Tonnes	W	Tonnes	W
	(t)	(ppm)	(t)	(ppm)	(t)	(ppm)
Measured	434,400	1,749	94,100	246	528,500	1,481
Indicated	809,600	1,413	232,300	230	1,041,900	1,150
Measured+Indicated	1,244,000	1,530	326,400	235	1,570,400	1,261
Inferred	1,305,500	1,104	958,500	342	2,264,000	782

Table 69 - Bong Mieu: Measured, Indicated & Inferred Tungsten Mineral Resources

In addition, the most recent historic Mineral Resource estimates for Nui Kem are set out in

Table 70 - Nui Kem: CRM Historical Resource Estimate (January 1993).

CONTINENTAL RESOURCE MANAGEMENT (CRM) 1993
Measured	24,200	tonnes	@	5.00	g/t Au	or	3,890	ounces
Indicated	192,700	tonnes	@	6.60	g/t Au	or	40,890	ounces
Sub-Total	216,900	tonnes	@	6.42	g/t Au	or	44,780	ounces
Inferred	1,200,000	tonnes	@	8.00	g/t Au	or	308,647	ounces
Total	1,416,900	tonnes	@	7.76	g/t Au	or	353,427	ounces

Table 70 - Nui Kem: CRM Historical Resource Estimate (January 1993)

These Mineral Resource estimates were prepared for Nui Kem by Bogomin prior to Olympus having an interest in the property. They were prepared prior to NI43-101 and Terra Mining Consultants/Stevens & Associates has neither audited them nor attempted to reclassify them to meet NI43-101 standards. Nonetheless, both Olympus and Terra Mining Consultants/Stevens & Associates consider the estimates to be relevant and of historic significance and report them as such.

18.2      Mining

Olympus has successful commissioned a 500 tonne per day processing plant and are mining the Ho Gan gold deposit. The plant has reached design capacity and with the addition of a secondary grinding unit and other improvements to the plant operation has seen a significant improvement in metallurgical recovery to around 68.2% in July 2007. Further improvement is anticipated. The mined produced 1,015.13 ounces of gold for the month ended 31 July 2007.

18.3      Exploration Development

Olympus is progressing and exploration development program at Bong Mieu South East on the Nui Kem gold deposit. They are developing a decline from surface to a level below the old bottom of the mine from where a hanging wall drive is to be developed. Exploration holes are then planned to be drilled to determine the extent and value of the resource. This will lead to an updated NI43-101 Mineral Resource for Nui Kem.

18.4      Exploration

The Company has embarked on a vigorous program of infill exploration drilling and resource expansion drilling totalling around 30,000 metres over the next two (2) years to test the majority of known targets within Investment License 140.

At Bong Mieu East, which covers the Ho Ray and Thac Trang deposits, Rung De, Thac Trang North East, exploration will focus on infill drilling of the Ho Ray and Thac Trang deposits to lift the Mineral Resource status from Inferred to Indicated and Measured to support mine scoping studies.

In addition, exploration drilling is planned to evaluate areas to the north and west of Ho Ray and north east of Thac Trang that have been identified as exploration targets based on strong IP anomalies and reconnaissance drilling.

At Bong Mieu South East the Nui Kem Upper Veins are currently being drilled in program designed to test the resource potential at 100 metres centres and will be followed up with infill drilling if warranted. Programs of surface exploration and drilling are being planned at Saro Hill which lies to the east of Nui Kem Upper.

In the Bong Mieu South area the Nui Kem West and Suoi Tre prospects have potential to expand the resources in and around Nui Kem and appropriate programs of drilling are planned.

At Bong Mieu West which lies to the west of Ho Gan (Bong Mieu Central). Past trenching has produced encouraging results here. A program of mapping, deep soil sampling and (depending on results) 480 metres of drilling is planned to test this area.

Past exploration, particularly since 2005 at Bong Mieu North West, has highlighted areas of strongly anomalous gold with values of 0.14 to 3.86 g/t Au in trenches and float and outcrop samples that yielded values from a low of 0.02 g/t Au to as high as 26.90 g/t Au. The prospect has similarities to the Ho Ray and Thac Trang deposits and planned 2007 follow up work will consist of auger drilling to bedrock to determine the nature and extent of the surface expressions of mineralization prior to drill testing.

18.5       Exploration and Development Potential

The Bong Mieu Project has potential for the discovery of substantial resources of gold and other metals. Olympus Pacific are following a program of early development of small scale mine development in conjunction with a comprehensive exploration program that has seen the establishment of a mineral resource base for further expansion. The current exploration and development program is likely to improve the levels of confidence in the resource base and expand it.

19.0	RECOMMENDATIONS

19.1	Olympus’ 2007-2008 Work Plan And Budget

Olympus Pacific has recently completed a Capital Raising of US$25 million for its SE Asian projects. A significant portion of these funds are to be applied to the Bong Mieu Project for a vigorous exploration program with the aim of significantly increasing the NI43-101 compliant resource base and completing development optimisation.

Details of the exploration program are outlined in Section 9.3. The budget and program can be divided into 3 parts, firstly mine optimisation, secondly, Nui Kem exploration development and thirdly, Bong Mieu exploration.

●  Bong Mieu Mine Optimisation

The BMGMC is operating a 500 tonnes per day plant being fed from the Ho Gan 2.5 g/t open pit. The maximum production from such a plant (@ 90% recovery and 360 days) is 13,000 troy ounces per year. At these rates, the Hogan pit reserves will last just under 4 years.

There are a number of gold exploration targets within the Bong Mieu investment licence, some with established  resources that require further work to bring them feasibility and decision to mine status. These include:

    •  Ho Ray and Thac Trang deposits with substantial resources in the Inferred category;

    •  Nui Kem mine with historic resources and established potential for cleaning out the old workings, removing pillars and re-evaluating previously un-mined blocks. It is open along strike and at depth;

    •  Nui Kem Upper Vein with economic potential established;

    •  Potential for additional reserves at Hogan pit to be added in 2007-2008;

    •  Other significant exploration areas such as Bong Mieu west.

The total cost estimated for the next 2 years for the Scoping and Feasibility for Mine optimisation is $US2.25 million as detailed in Table 71 - Mine Optimisation Studies –Budget Estimate.

Scoping Study	200,000
Feasibility Study Team	500,000
Met Test Work	100,000
General Met Process	200,000
Plant and Infrastructure Design	250,000
Consultants; geotech, geology, metallurgical	400,000
Independent Review	200,000
Geotechnical Drilling	150,000
Overheads	250,000
Total	2,250,000

Table 71 - Mine Optimisation Studies – Budget Estimate

●  Nui Kem Exploration Development

The work done by CRM on the Nui Kem mine resource, January 2003, generated a total resource, now classified as historic, of 216,000 tonnes at a grade of 6.42 g/t Au, (Measured and Indicated) and 1,200,000 tonnes at a grade of 8.0 g/t Au (Inferred).

BMGMC between January 2005 and December 2006, have reopened extensive areas of the former underground mine and undertaken comprehensive mapping and sampling programs to identify previously unmined material.

The current scoping study being undertaken on Nui Kem will up date the CRM resource. The steep terrain makes surface resource drilling of the Nui Kem very expensive. Therefore BMGMC plan to develop a decline from surface to a level below the old bottom of the mine. From here a hanging wall drive is planned from which exploration holes will be drilled to determine the extent and grade of the resource. This plan also had the positive benefit of providing access to the old parts of the mine from which economic mining operations could commence.

A total of $US3.55 million is budgeted as detailed in Table 72 - Nui Kem Exploration Development Estimated Budget.

Parameters	Volume	Unit	Unit Price		Total
					(US$)
Decline Development	358	m	1,803	$/metre	645,965
Other Development	1,456	m	934	$/metre	1,359,931
UG Diamond Drilling	1,200	m	100	$/metre	$120,000
Sub-Total					2,125,896
Capital Infrastructure and					1,428,552
Total					3,554,448

Table 72 - Nui Kem Exploration Development Estimated Budget

Figure 17 - Nui Kem Upper - Saro Hill Existing & Planned Exploration Holes and Figure 18 -Nui Kem West Proposed Drillhole Location Plan below show the proposed exploration drilling at Nui Kem Upper Vein – Saro Hill and at Nui Kem West.

OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Bong Mieu SouthEast
NKUV-Saro Hill Drill Hole Location Plan
LEGEND
NKUV Stage 1 proposed hole
NKUV Stage 2 proposed hole
Hole completed 2007
Hole completed 2005
Hole in progress
Saro Hill Stage 1 proposed hole
Saro Hill Stage 2 proposed hole
Saro Hill target boundary
Nui Kem Upper vein target boundary
Stope
Nui Kem UG resource boundary projection
Section line
Fault
Drill core Au assay (g/t) / length
metres
Saro Hill
Nui Kem Upper Vein
French Office Fault 130/72E
Tunnel Fault 180/75SE
0.39/1.00m
2.79/ 4.60m and 1.01/1.40m
5.43/1.00m
0.4/ 2.00m and 0.53/0.80m
0.30/0.75m

LEGEND
NKD05 Hole completed 2005
NKW1 Stage 1 proposed hole
NKW11 Stage 2 proposed hole
Resource potential area
Artisanal adits
Fault
0.35m @ 4.23g/t Averaged adit channel samplex Au assay
0
300
metres
OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Nui Kem West Proposed Drill Hole Location Plan
NKDD02
0.60m @ 2.34 g/t
0.85m @ 1.90 g/t
0.83m @ 2.52 g/t
0.95m @ 1.85 g/t
1.25m @ 2.02 g/t
0.50m @ 3.19 g/t
1.10m @ 1.79 g/t
1.00m @ 1.17 g/t
0.60m @ 2.12g/t
0.73m @ 6.37g/t
0.90m @ 1.65g/t
0.35m @ 4.23g/t
223000
223500
1703500
1703000

Figure 18 - Nui Kem West Proposed Drillhole Location Plan

●  Bong Mieu Exploration

The exploration programs for the remainder of Bong Mieu can be divided into 2 categories. The first is aimed at increasing the resource quantum and resource confidence at Bong Mieu East on the Ho Ray and Thac Trang deposits and the second is to fully drill test the other prospects within the investment licence to determine their potential to host mineable deposits.

Bong Mieu East – Ho Ray and Thac Trang Resource Drilling.

A total of $US3.11 million is budgeted for 2007 – 2008 to complete the resource drilling program at Ho Ray and Thac Trang. This is detailed in Table 73 - Bong Mieu East Exploration Budget 2007 -2008.

Area	Work Type	Total
		(US$)
Bong Mieu East	Topographic Survey/	10,000
(Ho Ray & Thac Trang)	Earthwork & Roads	20,000
	Resource Drilling	1,560,000
	Assays	200,000
	Metallurgical Testwork	75,000
	Engineering Studies	75,000
	Environmental Studies	15,000
	Resource Estimation/Auditing	30,000
	Economic/Scoping Studies	75,000
Total Direct Expenditures		2,060,000
Overheads & Indirect Expenditure	Vietnamese & Expatriate	216,000
Other	Travel, accommodation, misc.	35,000
Total Budget		2,311,000

Table 73 - Bong Mieu East Exploration Budget 2007 -2008

Bong Mieu General Exploration

A further total of $US3.0 million is budgeted for testing other targets with economic potential within the investment licence as detailed in Section 9. This is planned in 2 phases as set out below in Table 74 - Bong Mieu General Exploration Budget 2007 -2008.

Area	Work Type	No.	Co1st	Total
		Units	(US$)	(US$)
Phase 1
	Exploration and target
Bong Mieu East	definition drilling	2,000	260,000
(Ho Ray & Thac
Trang Extensions)			0
Bong Mieu SE			0
	Exploration and
	resource delineation
Nui Kem Upper Vein	drilling	1,000	130,000
	Resource drilling	3,000	390,000
	Target definition
Saro Hill	drilling	500	65,000
Bong Mieu South
Nui Kem West and	Mapping, sampling,
Suoi Tre	trenching		15,000
	Target definition
	drilling	600	78,000
	Soil (deep) geochem,
Bong Mieu NW	trenching		10,000
	Target definition
	drilling	800	104,000
Total Direct
Expenditures			1,052,000	1,052,000
Overheads and	Vietnamese &
indirect	Expatriate costs
expenditure	(including labour),
	other expenses		144,000
	Travel,
	accommodation, misc		20,000
Other	Follow-up exploration		284,000
	and resource drilling.
Total Unallocated			448,000	448,000
Phase 1 Total				1,500,000

Area	Work Type	No.	Cost	Total
		Units	(US$)	(US$)
Phase 2
Prioritized Phase 1	Advanced exploration &
Targets	resource drilling	10,275m	1,336,000	1,336,000
Total Direct
Expenditures				1,336,000
Overheads and	Vietnamese &
Indirect	Expatriate costs
Expenditure	(including labour),
	other expenses		144,000
Other	Travel,
	accommodation, misc.		20,000	164,000
Phase 2 Total				1,500,000
Total (Phase 1+Phase 2)				3,000,000

Table 74 - Bong Mieu General Exploration Budget 2007 -2008

In summary a total budget of around $US 11.1 million has been allocated for mine optimisation, scoping, feasibility and exploration over the next two years.

Terra Mining Consultants/Stevens & Associates have reviewed the planned exploration and development programs and agree that the projects have merit and justify the programss and expenditure levels proposed. The programs are results dependant and may vary in detail as they advance. This is normal for exploration and development projects such as Bong Mieu.

HGDD264
HGDD283
HGDD282
HO GAN NORTH
HGDD281
HO GAN
EAST
HGEDD01
HGEDD02
PLANT SITE
HGWDD7
HGWDD6
HGWDD5
HGWDD10
HGWDD2
HGWDD4
HGWDD1
Ho Gan Mine
HO GAN WEST
HGWDD3
HGWDD9
HGWDD11
HGWDD12
HGWDD8
0
400
metres
LEGEND
Infill holes
2004 exploration holes
Geotech holes
Mine exploration holes
1994-1996 exploration holes
Roads
Resource boundary
OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Ho Gan Surroundings
Exploration Drill Holes Location Plan

Figure 19 - Ho Gan Surroundings: Exploration Drillhole Location Plan

LEGEND
OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT

OLYMPUS PACIFIC MINERALS INC.
BONG MIEU PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Suoi Tre Proposed Drill Hole Location Plan
LEGEND
Stage 1 proposed hole
Stage 2 proposed hole
Resource potential area
Artisanal adit
Inferred fault
Averaged adit & outcrop channel sample Au assay
0.80m @ 5.62 g/t
Grab sample Au assay
53.2 g/t Au
metres
0.52m @ 2.85 g/t
1.00m @ 3.81 g/t
0.35m @ 1.51g/t
0.45m @ 12.10 g/t
1.15m @ 2.08 g/t
0.80m @ 5.62 g/t
0.6m @ 1.37 g/t
0.3m @ 2.94 g/t
1.0m @ 10.5 g/t
0.5m @ 2.60 g/t
Ca Tang Stream

Figure 21 - Suoi Tre: Proposed Drillhole Location Plan

19.2	General Recommendations

19.2.1	Geological

There is now a large geological database and it is recommended that it is reviewed in light of the expanded exploration and development program.

This should include:

•	Update surface mapping at prospect scale with detailed mapping utilising exposure created for access and drill pad construction.

•	Geological logging should focus on characterisation of alteration, lithology, mineralization and structure. It was apparent that some of the mineralization currently ascribed to lithologic control is in fact related to hydrothermal alteration that affects more than one lithology. Categorising mineralization using alteration style and patterns rather than primary lithology may make it easier to model individual ore zones, particularly where grade drops below the geochemical cut off.

•	It is recommended to take core orientation measurements, particularly through the mineralization target zones. This will help in confirming structural trends, fault orientations, fold geometry, and mineralization continuity.

•	Analysing and mapping out alteration and geochemical patterns to determine mineralogical, geochemical and structural zoning. Petrographic and mineragraphic studies should be used to assist and help to develop a genetic model for the Bong Mieu project area, focusing particularly on the relationship between the mineralization and timing of metamorphism. The development of a robust geological model will be beneficial in exploration targeting.

19.2.2  Drilling

•	There is a need to upscale the drill program with additional rigs and personnel. Olympus is in the process of doing this.

•	It is recommended as part of the program of continuous improvement that future drilling should utilise HQ triple tube wire-line technology.

•	It is also recommended that holes be inclined perpendicular to the dip of the ore bodies as much as possible. This will ensure that holes pass through the ore zones giving a closer approximation of true width. Added benefits include being able to detect vertical or steep dipping mineralization and structure, such as faults.

•	Down hole surveys should be conducted routinely,evenon holes collared as vertical.

•	With an increased level of exploration there will need to be some additional training of Vietnamese drilling crews in the procedures for taking core orientations and using triple tube wireline systems, although it is noted that several crew of the current contractor do have experience in this area

19.2.3  Assaying

•	The core handling and sample preparation procedures employed by Olympus are generally to a very high standard. At Thac Trang and Ho Ray the Company now routinely assays for W, Bi and F as well as gold, silver and a suite of other trace elements by ICP. It is recommended that this continues.

19.2.4  QCQA

•	The quality control and quality assurance protocols employed by Olympus are to a high standard and consistent international standards. It is recommended that the results of the QCQA program are reviewed periodically through out the exploration program

•	The Company at present employs a system of blanks, certified standards, field duplicates and umpire samples. This provides an adequate check on its own sample preparation standards and to some extent the laboratory’s procedures. At present the Company relies on the laboratories own internal standards and repeat assaying to check the quality control on pulp sampling for fire assay. It is recommended that Olympus has its own independent check on the laboratory’s sampling procedures by specifying a preparation duplicate in the sample stream every 20th sample. This will help confirm there is no bias or artificial nugget effect introduced by the laboratory in sampling the pulverised material for fire assay.

19.2.5  Resource Modelling

•	In view of the expansion and intensification of the exploration and development programs it is recommended that data management protocols and procedures be reviewed and that standardised methodology and protocols for resource estimation procedures developed further.

19.2.6 Scoping Study

It is recommended that a scoping study be undertaken to review the Bong Mieu Project in its entirety, to critically analyse development options and project feasibility optimisation.

20.0 REFERENCES
Ammtec Pty Ltd	1996	Metallurgical Testing Of Bong Mieu Gold Ore
		For Lycopodium Pty Ltd July 1996
Anon	1997	A Review Of The Mineral Properties Olympus
		Pacific Minerals Inc. In Vietnam (October
		1997), Watts Griffis And McOuat Limited
Castillo, H.S.,	2005	Quality Control And Quality Assurance Of
		Drilling Assays: A Review For Bong Mieu Gold
		Mining Company Limited
Chisholm, J.M., Baxter, J.L.,	1996	Resource Estimation Update For Ho Ray
		Project, Bong Mieu, Vietnam, For Lycopodium
		Pty Ltd, Continental Resource Management Pty
		Ltd
Coffey Geosciences Pty Ltd	2004	Xa Kok Sau Tailings, Dambong Mieu Gold Mine,
		Design Report, P6642.01-AH, Tails Dam Staged
		Design Report, June 2004
England., R.N.,	2004	Petrographic Notes For 35 Samples, From Thac
		Trang Prospect, Bong Mieu Area, Bong Mieu
		Mining, 5 November 2004
England., R.N.,	2004	Petrographic Notes For 18 Samples,
		From Thac Trang Prospect, Bong Mieu Area,
		Bong Mieu Mining, 18 February 2004
England., R.N.,	2005	Petrographic Notes For 20 Samples, From Thac
		Trang Prospect, Bong Mieu Area, Bong Mieu
		Mining, 5 January 2005
England., R.N.,	2004	Petrographic Notes For 47 Samples From Areas
		Ho Gan 7/8, Bong Mieu, 4 August 2004
Foster, D., Coward,M.,	2004	Laboratory Investigations Of Ho-Ray Ore For

Buchannan, D., Barbante, J.,		Olympus Pacific Minerals Inc, Gekko Systems
		Pty Ltd, 24 November 2004

Hawthorn, G.,	2002	Review Of Process Metallurgy-Ho Ray Deposit,
		November 2002
Kingett Mitchell Limited	2004	Environmental Impact Assessment, Ho Gan
		Mine, Bong Mieu Project, Quang Nam Province
		Vietnam
Konigsmann, K.,	2005	Revision Of Ho Gan Recovery Estimates”, 25
		September 2004.
Micon International Limited.	2004	Pre-Feasibility Study On The Ho Gan Deposit Of
		The Bong Mieu Gold Project, Vietnam,
		November 2004
Micon International Limited.	2004	Pre–Feasibility Study On The Ho Gan Deposit Of
		The Bong Mieu Gold Project, Vietnam
Olympus Pacific Minerals Inc.	2004	Resource Estimation of Ho Gan Area June 2004.
		Unpublished Internal Report
Olympus Pacific Minerals Inc.	2004	Resource Estimation of Ho Gan Area 7 And 8
		June 2004. Unpublished Internal Report
Olympus Pacific Minerals Inc.	2003	Amended Annual Information Form. Report
		Filed With SEDAR, October 2003
Olympus Pacific Minerals Inc.	2004-	Various Unpublished, Electronic Data, Internal
	2007	Reports And Maps Provided During And
		Subsequent To SATCM’s Site Visit
SGS Lakefield Research	2007	An Investigation Into The Recovery Of Gold
Limited		And Tungsten From Ores Of The Ho Ray
		Property, Prepared For Olympus Pacific Minerals
		Inc, 20 July 2007

Shywolup, W.,	2003	Discussion Document Heap Leach Potential Ho
		Gan And Ho Ray Deposits, Bong Mieu Project,
		23 May 2003
Shywolup, W., Sirinawin, T.	2002	Review Of The Bong Mieu Project Quang Nam
		Province Central Vietnam For Olympus Pacific
		Minerals Inc
Snowden Associates Pty Ltd	1993	Assessment Of The Ho Gan Gold Project.
Sullivan, J., Cheeseman, S.	2004	A Technical Review Of The Bong Mieu Gold
		Project In Quang Nam Province, Vietnam For
		Olympus Pacific Minerals Inc, Watts, Griffis And
		McOuat Limited.

21.0     CERTIFICATES OF THE AUTHORS

To Accompany the Report entitled "

Technical Review of Bong Mieu Gold Project,

Quang Nam Province, Vietnam"

Dated 31 August 2007

MURRAY RONALD STEVENS

Stevens and Associates
Consulting Geologists
68 Lingarth Street
Remuera
Auckland
New Zealand
Telephone: +64 (0)9 522 8040
Mobile: +64 (0)27 477 0001
Facsimile: +64 (0)9 522 8041
Email: stevens@ihug.co.nz

CERTIFICATE of AUTHOR

I, Murray Ronald Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM, do hereby certify that:

1.	I am a qualified geologist working as an independent Consulting Geologist under the trading name of Stevens and Associates.

2.	This certificate relates to the technical report entitled, "Technical Review of Bong Mieu Gold Project, Quang Nam Province, Vietnam" dated 31st August 2007.

3.
I graduated with the degrees of Bachelor of Science in Geology, in 1977 and Master of Science with Honours in Geology, in 1980 from the University of Auckland, New Zealand. In addition, I gained a post graduate diploma in geological science majoring in mineral economics from Macquarie University, Sydney, Australia in 1986.

4.	I am a member of the Australasian Institute of Mining and Metallurgy and have been since 1980. My AusIMM membership number is 102629.

5.	I have practiced my profession continuously for a total of 27 years since my graduation from the University of Auckland.

6.
I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be an “qualified person” for the purposes of NI43-101.

7.	I am jointly responsible with Mr. Fulton for the overall preparation of the technical report.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 31st Day of August 2007

Murray R Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM

GRAEME WHITELAW FULTON

Terra Mining Consultants Limited

Consulting Mining Engineers

28 Monte Casino Place

Birkenhead

Auckland, 0626

New Zealand

Telephone: +64 (0)9 482 4242

Mobile: +64 (0)21 380 624

Email: graeme.fulton@xtra.co.nz

CERTIFICATE of AUTHOR

I, Graeme Whitelaw Fulton, BSc(Hons)., Mining and Petroleum Engineering, MAusIMM, do hereby certify that:

1.	I am a qualified mining engineer working as an independent consultant and am the Consulting Mining Engineer/Director of Terra Mining Consultants Limited.

2.	This certificate relates to the technical report entitled, "Technical Review of Bong Mieu Gold Project, Quang Nam Province, Vietnam" dated 31 August 2007.

3.	I graduated with the degree of Bachelor of Science with Honours in Mining and Petroleum Engineering, in 1986 from the University of Strathclyde, Glasgow, Scotland.

4.	I am a member of the Australasian Institute of Mining and Metallurgy and have been since 2000. My AusIMM membership number is 208430.

5.	I have practiced my profession continuously for a total of 21 years since my graduation from the University of Strathclyde.

6.
I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be an “qualified person” for the purposes of NI43-101.

7.	I am jointly responsible with Mr. Stevens for the overall preparation of the technical report.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 31st Day of August 2007

Graeme W Fulton, B.Sc. (Hons), MAusIMM

22.0 CONSENTS OF QUALIFIED PERSONS

Murray Ronald Stevens

Stevens and Associates

68 Lingarth Street, Remuera, Auckland, New Zealand

Telephone: +64 9 522 8040
Fax: +64 9 522 8041
Email: stevens@ihug.co.nz

CONSENT of AUTHOR

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Murray Ronald Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM, do hereby consent to the filing of the written disclosure of the technical report entitled Technical Review Of Bong Mieu Gold Project, Quang Nam Province, Vietnam, prepared for Olympus Pacific Minerals Inc. dated 31 August 2007 (the “Technical Report”) and any extracts from or a summary of the Technical Report by Olympus Pacific Minerals Inc, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I have read the written disclosure, titled Technical Review Of Bong Mieu Gold Project, Quang Nam Province, Vietnam, dated 31 August 2007, and I do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.

Dated this 31st Day of August 2007

Murray Ronald Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM

Graeme Whitelaw Fulton

Terra Mining Consultants Limited

28 Monte Casino Place, Birkenhead, Auckland, 0626

New Zealand

Telephone: + 64 (0) 9 482 4242
Mobile: + 64 (0) 21 380 624

Email: graeme.fulton@xtra.co.nz

CONSENT of AUTHOR

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Graeme Whitelaw Fulton, B.Sc. (Hons)., Mining and Petroleum Engineering, MAusIMM, do hereby consent to the filing of the written disclosure of the technical report entitled Technical Review Of Bong Mieu Gold Project, Quang Nam Province, Vietnam, prepared for Olympus Pacific Minerals Inc. dated 31 August 2007 (the “Technical Report”) and any extracts from or a summary of the Technical Report by Olympus Pacific Minerals Inc, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I have read the written disclosure, titled Technical Review Of Bong Mieu Gold Project, Quang Nam Province, Vietnam, dated 31 August 2007, and I do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.

Dated this 31st Day of August 2007

Graeme Whitelaw Fulton, B.Sc. (Hons), Mining and Petroleum Engineering, MAusIMM

23.0 SIGNATURES

Signed:

31 August 2007

Graeme W. Fulton, MAusIMM
Consulting Mining Engineer/Director,
Terra Mining Consultants Ltd.

Signed:
31 August 2007

Murray R. Stevens, MAusIMM
Consulting Geologist,
Stevens & Associates

Effective Date of this Report:

31 August 2007